SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

5/1/02

FORM 6-K

RECD S.E.C.
MAY 1 5 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

02036531

For the month of May 2002

BULONG OPERATIONS PTY LTD
BULONG NICKEL PTY LTD

16 Ord Street
West Perth
Western Australia 6005
(Address of principal executive offices)

EXHIBIT INDEX ON PAGE 4.

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Item 5.

Bulong Operations Pty Ltd (the "Issuer") and Bulong Nickel Pty Ltd (the "Guarantor") (collectively, the "Bulong Companies") have defaulted in payment of interest to the holders of U.S.$185 million principal amount of 12.5% senior secured notes due 2008 (the "Notes"), issued by the Issuer under an indenture dated December 17, 1998 among the Issuer, Preston Nickel Holdings Pty Ltd ("Preston Nickel Holdings"), the Guarantor, as subsidiary guarantor, and HSBC Bank USA (formerly Marine Midland Bank), as trustee (the "Trustee"). The Guarantor is a wholly owned subsidiary of the Issuer.

The Third Standstill Agreement dated September 30, 2001 was entered into between the Bulong Companies, Preston Nickel Holdings and certain of the noteholders. Under the Third Standstill Agreement, it was agreed by the holders of in excess of 75% of the notes (by value) that the noteholders would not take any enforcement action with respect to the notes before March 31, 2002. It was also agreed that the noteholders would endeavour to implement the terms of a financial restructuring of the secured debts and the equity of the Bulong Companies, on terms described in the Third Standstill Agreement.

The financial restructuring consists of two "schemes of arrangement". A "scheme of arrangement" is a formal procedure under the Australian Corporations Act under which an Australian Court can approve a compromise of claims between a company and its creditors (or a class of them). One scheme of arrangement is to be entered into by Bulong Operations and the noteholders. The other scheme of arrangement is to be entered into by the Guarantor and the noteholders.

The Supreme Court of Western Australia will be asked to approve the contents of an Explanatory Statement fully describing the schemes of arrangement (the "Explanatory Statement") at a hearing scheduled for May 16, 2002. Following the hearing, the Bulong Companies will send a copy of the Explanatory Statement to all registered noteholders.

The Explanatory Statement will describe, and noteholders will be asked to consider,certain proposed amendments to agreements to which the Bulong Companies are parties. In addition to certain agreements previously filed with the Commission, the schemes of arrangement, if approved, will also amend the following agreements which have not previously been filed with the Commission:

- Bulong Inter-Beneficiary Deed (Preston Nickel Security Trust) dated as of December 17, 1998 by and among Preston Nickel Holdings Pty Ltd, Bulong Nickel Pty Ltd, Lagoon Hill Nickel NL (to be renamed Marlborough Nickel Pty Ltd) and Preston Resources NL, as Obligors;

Barclays Bank PLC and Barclays Bank PLC, Australian Branch; Barclays Bank PLC as Security Trustee and Perpetual Trustee Company Limited, attached hereto as Exhibit 1.

- ISDA Master Agreement dated as of November 2, 1998 by and between Barclays Bank PLC and Preston Nickel Holdings Pty Ltd, as amended on December 17, 1998, attached hereto as Exhibit 2

- Working Capital Facility Agreement dated as of October 15, 1999 by and among Bulong Operations Pty Ltd, Bulong Operations Pty Ltd and Barclays Bank PLC, attached hereto as Exhibit 3

- Facility Agreement dated as of May 12, 2000 by and among Bulong Operations Pty Ltd, Bulong Nickel Pty Ltd and Barclays Bank PLC, attached hereto as Exhibit 4

Subject to the approval of the Explanatory Statement by the Supreme Court of Western Australia, the Bulong Companies expect to deliver copies of the Explanatory Statement to all noteholders of record on or before May 20, 2002.

Exhibits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULONG OPERATIONS PTY LTD
BULONG NICKEL PTY LTD

Dated: May15, 2002

By: /s/ Trevor Matthews
Name: Trevor Matthews
Title: Chief Financial Officer

Exhibit 1

Dated 17 December 1998

Bulong Inter-Beneficiary Deed
(Preston Nickel Security Trust)

PRESTON NICKEL HOLDINGS PTY LTD
BULONG NICKEL PTY LTD
BULONG OPERATIONS PTY LTD
LAGOON HILL NICKEL NL
(to be renamed Marlborough Nickel Pty Ltd)
PRESTON RESOURCES NL
("Obligors")

BARCLAYS BANK PLC and
BARCLAYS BANK PLC, Australian Branch
("Barclays")

BARCLAYS BANK PLC
("Security Trustee")

and

PERPETUAL TRUSTEE COMPANY LIMITED
("Perpetual")

Mallesons Stephen Jaques
Solicitors

Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (61 2) 9296 2000
Fax (61 2) 9296 3999
DX 113 Sydney
Ref: MRJ:YC

Contents

Bulong Inter-Beneficiary Deed - Preston Nickel Security Trust

Bulong Inter-Beneficiary Deed - Preston Nickel Security Trust

Date: 17 December 1998

Parties:

PRESTON NICKEL HOLDINGS PTY LTD (ACN 083 334 936) (**"Company"**)

BULONG NICKEL PTY LTD (ACN 000 807 036) (**"BNP"**)
BULONG OPERATIONS PTY LTD (ACN 008 930 881) (**"BOP"**)
LAGOON HILL NICKEL NL (to be renamed Marlborough Nickel Pty Ltd) (ACN 076 403 873) (**"MNP"**)
PRESTON RESOURCES NL (ACN 003 207 467) (**"Preston"**)
(the Company and these companies, each, an **"Obligor"**)

BARCLAYS BANK PLC (ARBN 062 449 585) in its capacity as Security Trustee under the Security Trust Deed (**"Security Trustee"**)

BARCLAYS BANK PLC, Australian Branch and **BARCLAYS BANK PLC, London Branch**, each in its capacity as Beneficiary under the Security Trust Deed (**"Barclays"**)

PERPETUAL TRUSTEE COMPANY LIMITED (ACN 000 001 007) in its capacity as Beneficiary under the Security Trust Deed (**"Perpetual"**)

Recitals:

A The Company, the other Obligors and the Security Trustee are parties to the Security Trust Deed - Preston Nickel Security Trust dated 3 November 1998 (**"Security Trust Deed"**).

B The parties have agreed to certain arrangements set out in this deed in connection with the Security Trustee Documents, including, without limitation, voting, priority and ranking and restrictions on Beneficiaries' rights in connection with certain present and future Obligor Documents.

C The Obligors and Barclays have requested that Perpetual enter into this deed and to agree to the matters referred to in recital B, and Perpetual has agreed to do so on the terms of this deed.

1 Definitions and Interpretation

Definitions

1.1 The following words have these meanings in this deed, unless the contrary intention appears.

Accession Deed means:

(a) in relation to the Indenture Trustee and Bulong Noteholders, the accession deed in the form set out in schedule 3; and

Security Trust Deed - Preston Nickel Security Trust

Date:

3 NOVEMBER 1998

Parties:

PRESTON NICKEL HOLDINGS PTY LTD (ACN 083 334 936) ("**Company**");

BULONG NICKEL PTY LTD (ACN 000 807 036);
BULONG OPERATIONS PTY LTD (ACN 008 930 881);
LAGOON HILL NICKEL NL (to be renamed Marlborough Nickel Pty Ltd) (ACN 076 403 873); and
PRESTON RESOURCES NL (ACN 003 207 467),
(the Company and these companies, each, an "**Obligor**"); and

BARCLAYS BANK PLC (ARBN 062 449 585) ("**Security Trustee**").

Recitals:

The Security Trustee is prepared to hold the Trust Fund as trustee for the Beneficiaries on the terms and subject to the conditions of this deed.

1 Definitions and Interpretation

Definitions

1.1 The following words have these meanings in this deed, unless the contrary intention appears.

Acceleration Notice means, in respect of an Obligor, a notice given to a Beneficiary by the Security Trustee (in a form determined by the Security Trustee) which directs the Beneficiary to take all reasonable steps open to it (including, without limitation, serving any notice or making any declaration or demand) so that:

(a) the obligations of the Obligor under or in connection with each Obligor Document to which that Beneficiary is a party are accelerated in respect of the Obligor (including, without limitation, closing out any unexpired Permitted Hedging Contract) and become due for payment as soon as possible thereafter; and

(b) the obligations of the Beneficiary under that Obligor Document are, to the maximum extent possible, terminated immediately.

Accession Deed means the deed substantially in the form of schedule 2 or in such other form as approved by the Security Trustee.

Aggregate Exposure means, at any time, the aggregate Exposures of all Beneficiaries to all Obligors at that time.

Australian Dollars or **A$** means the lawful currency of Australia.

Authorised Officer means:

(a) in the case of the Security Trustee or other Beneficiary, a director, secretary or an officer whose title contains the word "manager", "president" or "vice-president" or a person performing the functions of any of them; and

(b) in the case of an Obligor, a person appointed by that Obligor to act as an Authorised Officer under the Obligor Documents to which it is a party.

Beneficiary means, at any time:

(a) up to the Effective Time, Citibank, N.A. and Dresdner Bank AG under the Financing Documents (as defined in the Citibank Facility Agreement); and

(b) Barclays Bank PLC as provider of financial accommodation and hedging facilities under the Bridge Finance Documents and the Citibank Facility Agreement; and

(c) Perpetual Trustee Company Limited (ACN 000 001 007); and

(d) each counterparty to an Obligor under a Permitted Hedging Contract; and

(e) any other person recognised as a Beneficiary under clause 3.3 who is party to, or a participant in, an Obligor Document; and

(f) the Security Trustee and its successors and assigns (on its own account and for the account of each person referred to in paragraphs (a)-(d) (inclusive) above).

Beneficiary Group as represented by a Representative means all Beneficiaries under an Obligor Document where such Representative is designated as an agent or trustee for such Beneficiaries in the Register.

Bridge Facility Agreement means the agreement so entitled dated on or about the date of this deed between Barclays Bank PLC (as Bank and Facility Agent) and the Company, BNP and BOP (as Borrowers).

Bridge Finance Documents has the meaning given to it in the Bridge Facility Agreement.

Business Day means a day (not being a Saturday or a Sunday) on which banks are open for general banking business in Sydney and Perth.

Default Notice means a notice given to the Security Trustee by any Beneficiary or Obligor stating that an Event of Default has occurred and is continuing.

Effective Time has the meaning given in the Bulong Administration Deed.

(b) in relation to any other person becoming a Bulong Beneficiary after the date of this deed, the accession deed in the form set out in schedule 4.

Beneficiaries entitled to the Other Secured Assets means, subject to clause 4 of the Security Trust Deed:

(a) provider(s) of Existing Hedging Obligations;

(b) each other person who becomes recognised as a Beneficiary under clause 3.3 of the Security Trust Deed but not clause 8 of this deed and who is party to, or a participant in, an Obligor Document; and

(c) the Security Trustee and its successors and assigns (on its own account and for the account of each person referred to in paragraphs (a) and (b)).

Bulong Beneficiary means, subject to clause 4 of the Security Trust Deed:

(a) provider(s) of Existing Hedging Obligations;

(b) any other person recognised as a Beneficiary under clause 3.3 of the Security Trust Deed as contemplated by clause 8 of this deed and who is party to, or a participant in, an Obligor Document; and

(c) the Security Trustee and its successors and assigns (on its own account and for the account of each person referred to in paragraphs (a) and (b)).

Bulong Noteholder means a person who is a "Securityholder" (as defined in the Indenture.

Bulong Noteholder Security Assets means all right, title and interest of the Security Trustee and any Bulong Beneficiary in, to and under the following, including all rights and benefits to all claims, actions and demands arising under the following Security Trustee Documents and all moneys recovered thereunder with respect to such assets:

(a) the Preston Nickel Group Guarantee, but only to the extent to which the Guarantors (as defined therein) are BOP and BNP and the Debtors (as defined therein) are BNP and BOP;

(b) the Preston Deed of Security, but only to the extent to which the Chargors (as defined therein) are:

(i) BNP and BOP; and

(ii) Preston, but only:

(A) to the extent that the Mortgaged Documents (as therein defined) exclude any document referred to in paragraph (d)(ii) of the definition of that term if such document is not related to the Bulong Project; and

(B) to the extent that the Secured Property (as therein defined) excludes Preston's Economic Interest (as therein defined) in the Company, MNP and any other Subsidiary of Preston (other than BOP and BNP); and

(C) as if clauses 3.5 and 6.1 do not apply;

(iii) the Company, but only:

(A) to the extent that the Mortgaged Documents (as therein defined) excludes any document referred to in paragraph (d)(ii) of the definition of that term if such document is not related to the Bulong Project; and

(B) to the extent that the Secured Property (as therein defined) comprises:

(1) subject to paragraph (iii)(A), the Mortgaged Documents; and

(2) the Mortgaged Shares, but excluding Mortgaged Shares in or relating to MNP and any other Subsidiary of the Company (other than BOP and BNP; and

(C) as if clause 6.1 does not apply;

(c) the mortgages under the Mining Act granted by BNP and BOP in favour of the Security Trustee;

(d) the Resolute Fixed Charge;

(e) the Project Deed, but only to the extent that the Obligors (as therein defined) are BOP, BNP, Holdings and Preston;

(f) the Preston Subordination Deed, but only to the extent that the Debtors (as therein defined) are BNP and BOP;

(g) the Preston Nickel - Bulong Subordination Deed;

(h) the Resolute Subordination Deed, but only to the extent that the Debtors (as therein defined) are BOP and BNP;

(i) any mortgage or charge granted by Preston and/or Holdings over its right, title and interest in, to and under the Secured Property (as defined in the Resolute Fixed Charge, except that the Chargor for this purpose is Preston or Holdings, as the case may be, in place of Resolute Limited);

Enforcement Action means:

(a) giving any Acceleration Notice to a Beneficiary (including taking such action directly as Beneficiary); or

(b) taking steps to appoint any person as receiver or receiver and manager in respect of any property the subject of a Security, or taking steps to assume possession (whether personally or through an agent) of such secured property as mortgage of possession or otherwise; or

(c) taking steps to enforce any other right, remedy or power to enforce any Security Interest in respect of any secured property; or

(d) any one or more of (a)-(c) above.

Event of Default means each event, circumstance or other act, matter or thing (whether or not due to an act or omission of an Obligor) which constitutes an event of default (howsoever described) under an Obligor Document.

Environment has all meanings given to it or any similar term in the laws of the States and Territories of Australia, and includes all aspects of human surroundings.

Environmental Law means any commonwealth, State or local law, regulation, rule, licence, permit, direction, order, approval or plan relating to any aspect of the Environment and includes for the purposes of this deed, laws relating to the native title and Aboriginal and Torres Strait Islander heritage matters and rehabilitation of mining operations.

Existing Hedging Contract means ISDA Master Agreement dated on or about the date of this deed between Barclays Bank PLC on the one hand, and one or more Obligors on the other, together with all schedules, attachments to it and confirmations issued in connection with it.

Existing Hedging Obligations means the obligations of an Obligor under the Existing Hedging Contract.

Exposure means, subject to clauses 1.5 and 1.6, at any time in respect of a Beneficiary, the aggregate amounts which then are due for payment, owing but not currently due for payment, contingently owing or remain unpaid under an Obligor Document by any Obligor to or for the account of that Beneficiary.

Financial Indebtedness has the meaning given to it in the Preston Group Guarantee.

Government Agency means any central bank or any government or any governmental, semi-governmental, fiscal, monetary, supervisory, judicial or other entity or authority

Hedging Contract means any agreement or arrangement entered into by an Obligor with another person for the purpose of hedging against exposure (of the Obligor or any Related Entity thereof) to changes in interest rates, foreign exchange rates and/or commodity prices.

Instructing Group means any of the Majority Beneficiaries or all Beneficiaries, as applicable.

ISDA Master Agreement means the 1992 multicurrency cross border version of the master agreement published by the International Swap Dealers Association Inc. as updated from time to time.

Majority Beneficiaries means, at any time Beneficiaries the aggregate of whose Exposures is not less than 50% of the Aggregate Exposure at that time.

Obligor Documents means:

(a) this deed; and

(b) the Bridge Finance Documents; and

(c) each Accession Deed; and

(d) any Permitted Hedging Contract; and

(e) each Security Trustee Document; and

(f) each document or instrument that an Obligor and the Security Trustee agree to be an Obligor Document; and

(g) any other document designated as an Obligor Document under this deed.

Permitted Hedging Contract means an Existing Hedging Contract and any Hedging Contract specified as an Obligor Document in an Accession Deed.

Permitted Hedging Obligations means obligations of an Obligor under a Hedging Contract which has been approved by the Beneficiaries.

Potential Event of Default means any event which, with the giving of notice, lapse of time or fulfilment of any condition would, if not remedied, become an Event of Default.

Project Deed means the deed so entitled dated on or about the date of this deed between the Security Trustee and the Obligors.

Recovered Money means, in respect of any Security, the aggregate amount received in accordance with clause 13 which has not been distributed under this deed.

(j) the Collateral Accounts Deed dated on or about the date of this deed between BNP, BOP, Holdings, Barclays Bank PLC and Bank of Western Australia Ltd;

(k) the benefit of all acknowledgments, consents, undertakings and confirmations:

(i) from counterparties to the Mortgaged Documents referred to in, or referred to in the documents referred to in, paragraphs (a) to (j) above;

(ii) from banks with whom Mortgaged Accounts of BNP or BOP are held; and

(iii) from any party in connection with any of the assets described in paragraphs (a) to (j) above; and

(l) any other further assurances relating to or in connection with any of the assets described in paragraphs (a) to (k) above.

Decision Period has the meaning in the Corporations Law.

Designation Notice means:

(a) in relation to the Indenture Trustee and Noteholders, the designation notice in the form set out in schedule 1; and

(b) in relation to any other person becoming a Bulong Beneficiary after the date of this deed, the designation notice in the form set out in schedule 2.

Existing Hedging Obligations has the meaning in the Indenture.

Future Hedging Obligations has the meaning in the Indenture.

Indenture means the document so entitled to be made between BOP as issuer, BNP as subsidiary guarantor and the Indenture Trustee for the issue of US$185,000,000 Senior Secured Notes with a fixed interest rate of 12.5 % due in 15 December 2008.

Indenture Trustee means Marine Midland Bank as trustee under the Indenture.

Notes means the Securities (as defined in the Indenture).

Original Provider means Barclays Bank PLC as the sole provider of the Existing Hedging Obligations at the date of this deed.

Other Secured Assets means the Trust Fund other than the Bulong Noteholder Security Assets.

Permitted Indebtedness means any Indebtedness permitted under clause 4.7(b) of the Indenture.

Purchase Agreement means the agreement so entitled to be made between BNP, BOP, the Company and Preston, Barclays Bank PLC and Barclays Capital Inc.

Interpretation

1.2 Clause 1.2 of the Security Trust Deed applies to this deed as if it were set out in full in this deed.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

Cross-referred definitions

1.4 Terms having a defined meaning in the Security Trust Deed have the same meaning when used in this deed unless the contrary intention appears.

Security Trustee

1.5 Clauses 2.5, 8 and 9 of the Security Trust Deed are incorporated into this deed as if the same were set out in full in this deed.

Security Trustee Document

1.6 This deed is a Security Trustee Document.

Effective date

1.7 Clauses 2, 3, 4, 5, 6, 7, 8, 9 and 10.2 take effect automatically upon the Issue Date (as defined in the Indenture). The other provisions of this deed take effect as of the date of this deed.

Inconsistency

1.8 If and to the extent there is any inconsistency between this deed and any other Security Trustee Document (including the Security Trust Deed), the terms of this deed prevail.

Existing Hedging Obligations

1.9 For the purposes only of determining the Exposure of a Beneficiary for the purposes of voting and instruction to the Security Trustee under the provisions of this deed:

(a) the Original Provider, for so long as it is the sole counterparty to BOP and BNP in respect of Existing Hedging Obligations, will be taken to have an Exposure in respect of Existing Hedging Obligations and such of the Future Hedging Obligations as is determined by the Original Provider (and excluding any other Future Hedging Obligations) of the greater of US$50,000,000 and the Exposure determined under clause 1.5 of the Security Trust Deed (as if those excluded Future Hedging Obligations did not exist); and

(b) whenever clause 1.9(a) does not apply, each counterparty to BOP and BNP in respect of Existing Hedging Obligations (each, an "**Existing Hedge Provider**") will be taken to have an Exposure in respect of Existing Hedging Obligations and such of the Future Hedging Obligations as is determined by that

Existing Hedge Provider (and excluding any other Future Hedging Obligations) of the greater of:

(i) such proportion of US$50,000,000 as is agreed between the Existing Hedge Providers and advised to the Security Trustee by the Existing Hedge Providers and, failing agreement, the proportions most recently advised under this clause 1.9(b)(i); and

(ii) the Exposure determined under clauses 1.5 and 1.6 of the Security Trust Deed (as if those excluded Future Hedging Obligations did not exist).

For the purposes of clause 1.9(b)(i), the Original Provider is taken to have a proportion of 100% until an advice to the contrary is given to the Security Trustee under that clause.

2 Enforcement decisions

Bulong Noteholder Security Assets

2.1 Upon receipt by the Security Trustee of a Default Notice under clause 12 of the Security Trust Deed and for so long thereafter as any Event of Default subsists, the Security Trustee must act in accordance with the instructions of the Majority Bulong Beneficiaries in relation to the Bulong Noteholder Security Assets.

Majority Bulong Beneficiaries

2.2 For the purpose of clause 2.1, **Majority Bulong Beneficiaries** means such of the Bulong Beneficiaries (other than the Security Trustee) whose Exposures are more than 50% of the sum of all such Beneficiaries' Exposures, but if:

(a) the subsisting Event(s) of Default include one or more payment defaults or Insolvency Events; and

(b) 60 days have elapsed and such Event(s) of Default remain unremedied; and

(c) no instruction has been given to the Security Trustee to take Enforcement Action,

the requisite percentage for Majority Bulong Beneficiaries will reduce to $33^{1}/_{3}$% and, if the circumstances described in (a), (b) and (c) above remain the same after the elapse of a further 30 days, the requisite percentage for Majority Bulong Beneficiaries will reduce to 15%.

3 Other (non-enforcement) decisions

Other decisions

3.1 This clause 3 applies in circumstances when clause 2.1 has no application.

Bulong Noteholder Security Assets - release

3.2 The Security Trustee must not release or agree to release any of the Secured Property which comprises the Bulong Noteholder Security Assets and which constitutes an Asset Disposition (as defined in the Indenture) without obtaining the instructions of all Bulong Beneficiaries (other than the Security Trustee).

Bulong Noteholder Security Assets - other decisions

3.3 Subject to the other terms of this deed (including, without limitation, clauses 3.2 and 9) and the Security Trust Deed, the Security Trustee must act in accordance with the instructions of the Majority Bulong Beneficiaries as regards all other consents, waivers, amendments and other matters in relation to the Bulong Noteholder Security Assets.

Majority Beneficiaries

3.4 For the purpose of clause 3.3, **Majority Bulong Beneficiaries** means such of the Bulong Beneficiaries (other than the Security Trustee) whose Exposures are more than $66^2/_3$% of the sum of all such Beneficiaries' Exposures.

4 Other Secured Assets

In relation to the Other Secured Assets:

(a) the Security Trustee must act in accordance with the instructions of the Beneficiaries entitled to the Other Secured Assets at the relevant time; and

(b) in the absence of instructions from the relevant Instructing Group (as set out in paragraph (a) above) within the period specified in any request for instructions issued by the Security Trustee or where instructions were neither sought nor given, the Security Trustee need not act but may exercise its rights, powers and discretions as it sees fit in the best interests of the Beneficiaries entitled to the Other Secured Assets at the relevant time.

5 Administrator

5.1 If an administrator (other than an administrator appointed by the Security Trustee) is appointed to an Obligor under Part 5.3A of the Corporations Law or any replacement provisions and the Security Trustee receives notice of that appointment under a Default Notice or under the Corporations Law, the Security Trustee must use its reasonable endeavours to give Beneficiaries notice of the appointment and to obtain the instructions of the relevant Beneficiary pursuant to clause 7 of the Security Trust Deed and clauses 2, 3 and 4 of this deed.

5.2 If the Security Trustee does not receive instructions of the relevant Instructing Group in time to act, then despite any other provision of any Security Trustee Document but subject to clause 8.8-8.13 of the

Security Trust Deed, the Security Trustee must appoint a Receiver under the Security within the Decision Period.

5.3 If the Instructing Group subsequently instruct the Security Trustee to remove any such Receiver appointed by the Security Trustee, the Security Trustee must take the necessary steps to do so in accordance with such instructions.

6 Distribution of Recovered Money

Bulong Noteholder Security Assets

6.1 Recovered Money derived from Bulong Noteholder Security Assets is to be applied by the Security Trustee as soon as practicable after the Security Trustee receives it as follows:

(a) **first,** to the extent that the Recovered Money represents money recovered under a Security, towards payment of such costs and expenses in the order provided for under the Security; and

(b) **secondly**, towards satisfaction of all costs, charges and expenses incurred by the Security Trustee in or incidental to the exercise or performance or attempted exercise or performance of any of the rights, powers or remedies conferred under this deed, the Security Trust Deed or any other Security Trustee Document; and

(c) **thirdly**, towards payment to each Beneficiary of an amount owing to or for the account of the Bulong Beneficiary under clause 8 of the Security Trust Deed (in particular, under clauses 8.8-8.13 thereof) and clause 9 of this deed; and

(d) **fourthly**, towards satisfaction of the Exposure of each Bulong Beneficiary in the same proportion as each such Beneficiary's Exposure bears to the sum of Exposures of all such Beneficiaries;

(e) **fifthly**, to the extent that the Security secures the payment of other amounts, towards payment to the persons entitled to those amounts and, if more than one, in a proportion for each person equal to the proportion that the amount owed to that person bears to the aggregate amount owed to all those persons; and

(f) **finally**, as to any balance remaining, to BOP,

or in such other order or such other manner (including as to different priorities in respect of different Secured Property) as the Security Trustee and all Bulong Beneficiaries agree.

Application of proceeds - Other Secured Assets

6.2 Recovered Money derived from the Other Secured Assets is to be applied by the Security Trustee as soon as practicable after the Security Trustee receives it as follows:

(a) **first**, to the extent that the Recovered Money represents money recovered under a Security, towards payment of such costs and expenses in the order provided for under the Security; and

(b) **secondly**, towards satisfaction of all costs, charges and expenses incurred by the Security Trustee in or incidental to the exercise or performance or attempted exercise or performance of any of the rights, powers or remedies conferred under this deed, the Security Trust Deed or any other Security Trustee Document; and

(c) **thirdly**, towards payment to each Beneficiary of an amount owing to or for the account of the Beneficiary under clause 8 of the Security Trust Deed (in particular, under clauses 8.8-8.13 thereof) and clause 9 of this deed; and

(d) **fourthly**, towards satisfaction of the Exposure of each Beneficiary entitled to the Other Secured Assets in the same proportion as its Exposure bears to the sum of Exposures of all such Beneficiaries;

(e) **fifthly**, to the extent that the Security secures the payment of other amounts, towards payment to the persons entitled to those amounts and, if more than one, in a proportion for each person equal to the proportion that the amount owed to that person bears to the aggregate amount owed to all those persons; and

(f) **finally**, as to any balance remaining, to the Company,

or in such other order or such other manner (including as to different priorities in respect of different Secured Property) as the Security Trustee and all Beneficiaries entitled to the Other Secured Assets agree.

No marshalling

6.3 If and to the extent it has any application, the doctrine of marshalling or any equivalent thereof under general law is not to apply to all or any part of the Trust Fund.

7 Pro- rata sharing and netting of hedging obligations

Clauses 13.6-13.9 of the Security Trust Deed do not apply to amounts netted or set off pursuant to the terms of a Hedging Contract based on the ISDA Master Agreement underlying any Existing Hedging Obligations or Future Hedging Obligations (including section 2(c) or section 6(e) of the ISDA Master Agreement) to the extent that such provisions provide for the netting or set-off or cross claims under Hedging Contracts between the same counterparties and not to any obligations or cross-claims arising under any other agreement or arrangement.

8 Consents for the purposes of Security Trustee Documents

Beneficiaries and Obligor Documents - Bulong Noteholder Security Assets

8.1 For the purposes of clause 3.2(a) of the Security Trust Deed, Permitted Hedging Obligations includes all Future Hedging Obligations insofar as such obligations are to be secured over all or part of the Bulong Noteholder Security Assets.

8.2 For the purposes of clauses 3.2(b) and 7.6(c) of the Security Trust Deed, other obligations approved by the Beneficiaries (which, at the date of this deed, are Barclays and Perpetual) includes:

(a) all Indebtedness of BOP and BNP under the Purchase Agreement, the Indenture and the Notes; and

(b) all Permitted Indebtedness which is or may be secured by any Permitted Lien under the terms of the Indenture,

insofar as such obligations are to be secured over all or part of the Bulong Noteholder Security Assets.

8.3 If the Company delivers a Designation Notice in respect of an obligation which does not fall within the categories of Indebtedness described in clauses 8.1 and 8.2 and such obligations are to be secured over all or part of the Bulong Noteholder Security Assets, the Security Trustee may only sign an Accession Deed after obtaining the consent of the Majority Bulong Beneficiaries (as defined in clause 3.4).

8.4 The Security Trustee is hereby directed to sign any Accession Deed in respect of Beneficiaries and Obligor Documents which fall within clause 8.1 or 8.2 as identified in any Designation Notice given by the Company pursuant to clause 3 of the Security Trust Deed.

8.5 BOP must endorse each Designation Notice given by the Company.

Dealings by BOP and BNP

8.6 Unless and until the Noteholders cease to have an Exposure under the Security Trust Deed but subject to clause 8.7, for the purposes of the Preston Deed of Security, the Mining Mortgages the Project Deed and the other Security Trustee Documents to which BNP, BOP or both are party:

(a) the Security Trustee hereby consents to BOP and BNP doing any act, matter or thing if and to the extent such act, matter or thing (including, without limitation, the incurrence of certain further Indebtedness, the making of Permitted Investments, the granting of Permitted Liens and the disposal of assets other than Asset Dispositions):

(i) is expressly permitted under the Indenture; or

(ii) is not prohibited by, or does not give rise to a default under, the terms of the Indenture and such act, matter or thing is not expressly dealt with by any provision of the Security Trustee Documents;

(iii) is expressly dealt with by a provision of the Security Trustee Documents which has an equivalent provision in the Indenture and that act, matter or thing is not prohibited by, or does not give rise to a default under, the terms of the Indenture,

and in each case, BOP and BNP comply with the terms of the Indenture; and

(b) any covenants, undertakings, representations and warranties given by BOP and BNP under those Security Trustee Documents and any Events of Default under those Security Trustee Documents are to be qualified accordingly.

8.7 Clause 8.6 does not apply to BNP's and BOP's obligations under clause 6 (Insurance Covenants) of the Project Deed. Such covenants continue to apply in full force and effect in addition to any covenant contained in the Indenture.

Releasing Secured Property

8.8 Unless and until the Noteholders cease to have an Exposure under the Security Trust Deed, the Security Trustee must release from the Security (if necessary) any whole or part of the Bulong Noteholder Security Assets which is the subject of any sale, transfer or disposal (not being an Asset Disposition as defined in the Indenture) provided that it first receives a notice in writing from an Authorised Officer of BOP in the form set out in schedule 5 (**"Release Request"**) or in such other form as approved by the Security Trustee which:

(a) identifies the term(s) of the Indenture permitting such dealing; and

(b) certifies that that the terms of the Indenture have been complied with and that the proceeds of such sale, transfer or disposal will be applied in accordance with the terms of the Indenture.

Resolute Fixed Charge

8.9 The Security Trustee must release a contract (including, without limitation, the EPCM Contract) from the Resolute Fixed Charge if it receives a certificate from an Authorised Officer of BOP:

(a) stating that Resolute will, subject to that release, no longer be a party to the contract;

(b) attaching a document evidencing this; and

(c) either:

(i) stating that the contract the subject of the Resolute Fixed Charge will be assigned to BOP (or to BOP and BNP jointly and severally); or

(ii) if such assets are to be assigned to Preston and/or the Company, attaching a duly stamped fixed charge granted by Preston and/or the Company, as the case may be, over such assets which is substantially the same as the Resolute Fixed Charge (apart from the identity of the chargor).

Supporting documents

8.10 The Security Trustee agrees to sign and deliver (if necessary) such forms and documents as are necessary to perfect any such release. Any costs and expenses incurred by the Security Trustee in this respect is to be borne by BOP and BNP.

Designation Notices and Accession Deeds

8.11 For the purposes of enabling Beneficiaries and Obligor Documents to be secured over all or part of the Bulong Noteholder Security Assets, compliance with the provisions of this deed (including as to the form of Designation Notices and Accession Deeds set out in this deed) constitutes sufficient compliance with clauses 3 and 7.6 of the Security Trust Deed (and no further document or instrument need be signed and delivered under clause 3 of the Security Trust Deed).

Beneficiaries and Obligor Documents - Other Secured Assets

8.12 For the purposes of clauses 3.2(b) and 7.6(c) of the Security Trust Deed, other obligations approved by the Beneficiaries (which, at the date of this deed, are Barclays and Perpetual) includes all present and future Indebtedness of any Obligor (other than BOP and BNP) under any document with any party as may be approved by the Beneficiaries entitled to the Other Secured Assets insofar as such obligations are to be secured over all or part of the Other Secured Assets (and not over any part of the Bulong Noteholder Security Assets).

Dealings with Other Secured Assets

8.13 For the purposes of approving any act, matter or thing relating to Other Secured Assets or any dealing whatsoever by an Obligor (other than BNP and BOP) with Other Secured Assets including, without limitation, any amendment to Security Trustee Documents involving the Other Secured Assets, the Security Trustee need only seek instructions from the Original Provider and such other Beneficiaries entitled to the Other Secured Assets as the Original Provider may agree (as notified to the Security Trustee).

9 Beneficiaries' share of enforcement costs

Bulong Noteholder Security Assets

9.1 For the purposes of clauses 8.8 and 8.12 of the Security Trust Deed, if the relevant costs, charges or liability or loss (as the case may be) of the Security Trustee was or is to be incurred as a result of its acting as Security Trustee in relation to the Bulong Noteholder Security Assets only (and no other part of the Trust Fund):

(a) only the Bulong Beneficiaries (and no other Beneficiary) will be liable to fund or indemnify the Security Trustee;

(b) each Bulong Beneficiary's share of such funding or indemnity will be the proportion which its Exposure bears to the aggregate of all Exposures of all Bulong Beneficiaries.

Other Secured Assets

9.2 For the purposes of clauses 8.8 and 8.12 of the Security Trust Deed, if the relevant costs, charges or liability or loss (as the case maybe) of the Security Trustee was, or is to be incurred as a result of its acting as Security Trustee in relation to the Other Secured Assets only (and no other part of the Trust Fund):

(a) only the Beneficiaries entitled to the Other Secured Assets (and no other Beneficiary) will be liable severally to fund or indemnify the Security Trustee;

(b) each such Beneficiary's share of such funding or indemnity will be the proportion which its Exposure bears to the aggregate of all Exposures of all Beneficiaries entitled to the Other Secured Assets.

Trust Fund generally

9.3 For the purposes of clauses 8.8 and 8.12 of the Security Trust Deed, if the relevant costs, charges or liability or loss (as the case maybe) of the Security Trustee was, or is to be incurred as a result of its acting as Security Trustee in relation to the Trust Fund generally, then each Beneficiary will be liable to fund or indemnify the Security Trustee severally in accordance with the proportion which its Exposure bears to the Aggregate Exposure.

Security Trustee's to determine

9.4 The determination as to whether a cost, charge, liability or loss falls under clause 9.1, 9.2 or 9.3 is to be made by the Security Trustee and any such determination is conclusive.

10 Acknowledgments and limitations

Security Trust Deed

10.1 The parties acknowledge that:

(a) the third line of paragraph (f) of the definition of "Beneficiary" in the Security Trust Deed should have referred to "(e)" instead of "(d)"; and

(b) the reference to "Obligor Document" in paragraph (b) of the definition of "Security Trustee Document" should have referred to "deed, agreement or other instrument",

and agree that each such definition should be so rectified and regarded for all purposes as if it had been so rectified as from the date of the Security Trust Deed.

Preston Nickel Group Guarantee

10.2 Unless and until the Noteholders cease to have an Exposure under the Security Trust Deed, no Beneficiary (present or future) is entitled to the benefit of the guarantees granted by BOP and BNP of the obligations of any Debtor (other than BOP or BNP) under the Preston Nickel Group Guarantee.

Guillotine has no application

10.3 Clause 7.11 of the Security Trust Deed has no application to any decision involving any Bulong Noteholder Security Assets.

Costs of Security Trustee

10.4 The Obligors irrevocably agree (despite any contrary provision in clause 11.4 of the Security Trust Deed) to pay all costs and expenses associated with any actions taken by any outgoing Security Trustee pursuant to clause 11.4 of the Security Trust Deed. An outgoing Security Trustee is not obliged to do any of the things referred to in clause 11.4 until it has received satisfactory assurance from the Obligors that its costs and expenses will be paid by the Obligors.

11 Governing law, jurisdiction and service of process

Governing law

11.1 This deed is governed by the law in force in the Australian Capital Territory.

Jurisdiction

11.2 Each Obligor irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Australian Capital Territory, and courts of appeal from them. Each Obligor waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

Delivery of documents

11.3 Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on an Obligor by being delivered to or left for that Obligor at its address for service of notices under clause 14 of the Security Trust Deed.

EXECUTED as a deed in Canberra, the Australian Capital Territory.

Schedule 1 Designation Notice (Noteholders)

Designation Notice

Date: 1998

From: **PRESTON NICKEL HOLDINGS PTY LTD** (ACN 083 334 936) of Level One, 16 Ord Street, West Perth, Western Australia 6005, for itself and each other Obligor ("**Company**")

To: [SECURITY TRUSTEE] (ACN *** *** ***) of [ ] (in its capacity as trustee for the Preston Nickel Security Trust) ("**Security Trustee**").

DESIGNATION NOTICE - PRESTON NICKEL SECURITY TRUST

We refer to the Security Trust Deed dated 3 November 1998 between the Company, the other Obligors named therein and Barclays Bank PLC as the Security Trustee as supplemented by the Bulong Inter-Beneficiary Deed dated # December 1998 between those parties and Perpetual Trustee Company Limited (the "**Security Trust Deed**").

Terms defined in the Security Trust Deed have the same meaning when used in this notice.

We propose to designate the following documents and persons to be Obligor Documents and Beneficiaries respectively for the purposes of the Security Trust Deed:

- Details of proposed new Bulong Beneficiaries, Beneficiary Group and Representative for that Beneficiary Group:

  ◊ **Bulong Beneficiaries**: Marine Midland Bank as trustee under the Indenture (described below) and each Noteholder (defined as Securityholder under the Indenture)

  ◊ **Representative**: Marine Midland Bank as trustee under the Indenture (described below):

  Address: Marine Midland Bank
Corporate Trust Services
140 Broadway, 12th Floor
New York, NY 10005
United States of America

  Fax no. + 1 212 658 6425

- Description of proposed new Obligor Document:

  ◊ Indenture of today's date between Bulong Operations Pty Ltd as Issuer, Bulong Nickel Pty Ltd as Subsidiary Guarantor, Preston Nickel Holdings Pty Ltd and Marine Midland Bank as Trustee for the issue of US$185,000,000 Senior Secured Notes with a fixed interest rate of 12.5 % due in 15 December 2008 ("**Indenture**"); and

◊ The Securities as defined in the Indenture ("**Notes**").

- Documents attached are:

◊ the Indenture; and

◊ the form of Note.

We confirm that:

(a) each proposed new Obligor Document is of the kind described in, and which otherwise complies with the requirements of the Security Trust Deed and constitutes Indebtedness approved by the Beneficiaries for the purposes of the Security Trust Deed;

(b) no Event of Default has occurred and is continuing; and

(c) the designation of these new Obligor Documents and the new Beneficiaries will not cause a breach of any provision of any Obligor Document.

____

Director
PRESTON NICKEL HOLDINGS PTY LTD

Endorsed by:

____

Director
BULONG OPERATIONS PTY LTD

Schedule 2 Designation Notice (others)

Designation Notice

Date:

From: **PRESTON NICKEL HOLDINGS PTY LTD** (ACN 083 334 936) of Level One, 16 Ord Street, West Perth, Western Australia 6005, for itself and each other Obligor ("**Company**")

To: [**SECURITY TRUSTEE**] (ACN *** *** ***) of [ ] (in its capacity as trustee for the Preston Nickel Security Trust) ("**Security Trustee**");

DESIGNATION NOTICE - PRESTON NICKEL SECURITY TRUST

We refer to the Security Trust Deed dated 3 November 1998 between the Company, the other Obligors named therein and Barclays Bank PLC as the Security Trustee as supplemented by the Bulong Inter-Beneficiary Deed dated # December 1998 between those parties and Perpetual Trustee Company Limited (the "**Security Trust Deed**").

Terms defined in the Security Trust Deed have the same meaning when used in this notice.

We propose to designate the following documents and persons to be Obligor Documents and Beneficiaries respectively for the purposes of the Security Trust Deed:

- Details of proposed new Beneficiary[Beneficiary Group and Representative] (together the]("**New Beneficiary[ies]**"):
  - ◊ **Beneficiary**: [ ][*insert address and fax details*]
  - ◊ [**Representative**: [ ][*insert address and fax details*]] and **Beneficiary Group**: [ ]
- Description of proposed new Obligor Document:
  - ◊ [ ]
- Documents attached are:
  - ◊ [ ].

We confirm that:

(a) each proposed new Obligor Document is of the kind described in, and which otherwise complies with clause [*8.1*],[*8.2 (a),(b),(c)*][*8.3*] of the Bulong Inter-Beneficiary Deed and constitutes [*Existing Hedging Obligations*][*Future Hedging Obligations*][*Indebtedness under Working Capital Credit Agreements*][*Permitted Indebtedness which is or may be secured by Permitted Liens under the terms of the Indenture*][*Indebtedness to be approved by the Majority Bulong Beneficiaries for the purposes of the Security Trust Deed*];

(b) no Event of Default has occurred and is continuing; and

(c) the designation of these new Obligor Documents and the new Beneficiaries will not cause a breach of any provision of any Obligor Document.

____

Director
PRESTON NICKEL HOLDINGS PTY LTD

Endorsed by:

____

Director
BULONG OPERATIONS PTY LTD

Schedule 3 Accession Deed (Noteholders)

Accession Deed

Date: December 1998

Parties:

MARINE MIDLAND BANK of 140 Broadway, 12th Floor, New York, NY 10005, United States of America as trustee for Noteholders under the Indenture and as Representative of the Beneficiary Group comprising the Noteholders under the Indenture (the "**Indenture Trustee**"); and

[SECURITY TRUSTEE] (ACN *** *** ***) of [ ] for itself (in its capacity as trustee for the Preston Nickel Security Trust), each other Beneficiary and the Obligors ("**Security Trustee**").

Recitals:

A Preston Nickel Holdings Pty Ltd, the other Obligors named therein, and Barclays Bank PLC (as the Security Trustee) are parties to the Security Trust Deed - Preston Nickel Security Trust dated 3 November 1998 as supplemented by the Bulong Inter-Beneficiary Deed dated # December 1998 between those parties and Perpetual Trustee Company Limited ("**Security Trust Deed**").

B Pursuant to a Deed for Replacement of Security Trustee dated # December 1998 between Preston Nickel Holdings Pty Ltd, the other Obligors named therein, Barclays Bank PLC and Perpetual Trustee Company Limited, Perpetual Trustee Company Limited replaced Barclays Bank PLC as Security Trustee under the Security Trust Deed.

C Pursuant to a Designation Notice dated the same date as this deed (copy attached) ("**Designation Notice**"), the Company wishes the Indenture Trustee and the Noteholders to be recognised as a Bulong Beneficiary and the Security Trustee has agreed to so recognise each of them as Bulong Beneficiaries.

Operative provisions:

1 Terms defined in the Security Trust Deed have the same meaning when used in this deed.

2 For the purposes of the Security Trust Deed, the Indenture Trustee is a Representative and the Noteholders are a Beneficiary Group and collectively, the Indenture Trustee and the Noteholders will, upon execution of this deed, become Bulong Beneficiaries.

3 On and from the date this Accession Deed is delivered by the Security Trustee to the Indenture Trustee:

(a) each of the Indenture Trustee and the Noteholders is bound by the terms of the Security Trust Deed in its capacity as a Bulong Beneficiary; and

(b) the instruments described in the Designation Notice is an Obligor Document for the purposes of the Security Trust Deed.

4 This deed is governed by the laws of the Australian Capital Territory.

EXECUTED as a deed.

Indenture Trustee for itself and each Noteholder
Security Trustee

SIGNED, SEALED AND DELIVERED by **MARINE MIDLAND BANK** in the presence of:	)	
....	)	....
Signature of witness	)	By executing this deed the signatory states that the signatory is duly authorised to execute this deed on behalf of MARINE MIDLAND BANK
....	)	
Name of witness (block letters)	)	
....	)	**Name**:
Address of witness	)	**Title**:
....	)	
Occupation of witness		

SIGNED, SEALED AND DELIVERED by as attorney for **[SECURITY TRUSTEE]** under power of attorney dated	)	
in the presence of:	)	
....	)	
Signature of witness	)	....
....	)	By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney
Name of witness (block letters)	)	

Schedule 4 Accession Deed (others)

Accession Deed

Date:

Parties:

[ ]of [ ] [as Beneficiary][as Representative of the Beneficiary Group comprising [ ]](the "**New Beneficiary**"); and

[SECURITY TRUSTEE] (ACN *** *** ***) of [ ] for itself (in its capacity as trustee for the Preston Nickel Security Trust), each other Beneficiary and the Obligors ("**Security Trustee**").

Recitals:

A Preston Nickel Holdings Pty Ltd, the other Obligors named therein, and Barclays Bank PLC (as the Security Trustee) are parties to the Security Trust Deed - Preston Nickel Security Trust dated 3 November 1998 as supplemented by the Bulong Inter-Beneficiary Deed dated # December 1998 between those parties and Perpetual Trustee Company Limited ("**Security Trust Deed**").

B Pursuant to a Deed for Replacement of Security Trustee dated # December 1998 between Preston Nickel Holdings Pty Ltd, the other Obligors named therein, Barclays Bank PLC and Perpetual Trustee Company Limited, Perpetual Trustee Company Limited replaced Barclays Bank PLC as Security Trustee under the Security Trust Deed.

C Pursuant to a Designation Notice dated the same date as this deed (copy attached) ("**Designation Notice**"), the Company wishes the New Beneficiary to be recognised as a Bulong Beneficiary and the Security Trustee has agreed to so recognise the New Beneficiary as a Bulong Beneficiary.

Operative provisions:

1 Terms defined in the Security Trust Deed have the same meaning when used in this deed.

2 In this deed, "New Beneficiary" means [ ].

3 [For the purposes of the Security Trust Deed, [ ] is a Representative and [ ] are a Beneficiary Group]* *optional.*

4 On and from the date this Accession Deed is delivered by the Security Trustee to the New Beneficiary:

(a) the New Beneficiary is bound by the terms of the Security Trust Deed in its capacity as a Bulong Beneficiary; and

(b) the instruments described in the Designation Notice is an Obligor Document for the purposes of the Security Trust Deed.

5 This deed is governed by the laws of the Australian Capital Territory.

EXECUTED as a deed.

New Beneficiary

SIGNED, SEALED AND DELIVERED)
by)
as attorney for **[NEW BENEFICIARY]**)
under power of attorney dated)
)
in the presence of:)
)
....)
Signature of witness)
)
....)
Name of witness (block letters)

....
By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney

Security Trustee

SIGNED, SEALED AND DELIVERED)
by)
as attorney for **[SECURITY TRUSTEE]**)
under power of attorney dated)
)
in the presence of:)
)
....)
Signature of witness)
)
....)
Name of witness (block letters))

....
By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney

Schedule 5 Release Request (Clause 8.8)

Date:

From: **PRESTON NICKEL HOLDINGS PTY LTD** (ACN 083 334 936) of Level One, 16 Ord Street, West Perth, Western Australia, for itself and each other Obligor (**"Company"**)

To: [SECURITY TRUSTEE] (ACN *** *** ***) of [ ](in its capacity as trustee for the Preston Nickel Security Trust) (**"Security Trustee"**);

Copy to: **MARINE MIDLAND BANK** of [ ], New York, United States of America (in its capacity as trustee for the Noteholders under the Indenture) (**"Indenture Trustee"**);

RELEASE REQUEST - PRESTON NICKEL SECURITY TRUST

We refer to the Security Trust Deed dated 3 November 1998 between the Company, the other Obligors named therein and Barclays Bank PLC as the Security Trustee as supplemented by the Bulong Inter-Beneficiary Deed dated # December 1998 between those parties and Perpetual Trustee Company Limited (the **"Security Trust Deed"**).

Terms defined in the Security Trust Deed [and the Bulong Inter-Beneficiary Deed] have the same meaning when used in this certificate.

1 Request

The Company requests the Security Trustee to release and discharge the following property (**"Release Property"**) from the Security Interests created with the Security Documents:

[*Insert details of property to be released and name Obligor(s) which own the Release Property*]

2 Certification by Company

The Company certifies as follows:

(a) The Release Property is the subject of a sale, disposal or dealing which is permitted under the Indenture and is not the subject of an Asset Disposition (as defined in the Indenture);

(b) Details of the terms of the sale, dealing or disposal are as follows;

[*describe transaction, parties, relevant document and brief particulars of terms*]

(c) The requested release and discharge and the proposed sale, disposal or dealing will not cause a breach of any of the provisions of the Obligor Documents or any Authorisation, law or other agreement or document binding on the Company or Obligor named above or the assets of any of them.

(d) No Event of Default or Potential Event of Default has occurred and is continuing or will occur immediately following or as a consequence of the requested release and discharge of the Release Property or entry into or execution of the proposed sale, disposal or dealing.

(e) The Indenture Trustee has notified the Security Trustee that the proposed sale, disposal or dealing is permitted under the Indenture.

Director
PRESTON NICKEL HOLDINGS PTY LTD

Endorsed by:

Director
BULONG OPERATIONS PTY LTD

Execution page

Company

SIGNED, SEALED AND DELIVERED by TIMOTHY CASTLE as attorney for **PRESTON NICKEL HOLDINGS PTY LTD** under power of attorney dated 10/12/98 in the presence of:	)
.... Signature of witness	
JOSHUA ANTHONY COLE .... Name of witness (block letters)	
10th Floor, Advance Bank Centre 60 Marcus Clarke Street Canberra ACT 2601 .... Address of witness	.... By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney
Solicitor, Canberra .... Occupation of witness	

Other Obligors

SIGNED, SEALED AND DELIVERED by TIMOTHY CASTLE as attorney for **BULONG NICKEL PTY LTD** under power of attorney dated 10/12/98 in the presence of:	)
.... Signature of witness	
JOSHUA ANTHONY COLE .... Name of witness (block letters)	
10th Floor, Advance Bank Centre 60 Marcus Clarke Street Canberra ACT 2601 .... Address of witness	.... By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney
Solicitor, Canberra .... Occupation of witness	

SIGNED, SEALED AND DELIVERED by TIMOTHY CASTLE as attorney for **BULONG OPERATIONS PTY LTD** under power of attorney dated 10/12/98 in the presence of:

....
Signature of witness

JOSHUA ANTHONY COLE
....
Name of witness (block letters)

10th Floor, Advance Bank Centre
60 Marcus Clarke Street
Canberra ACT 2601
....
Address of witness

Solicitor, Canberra
....
Occupation of witness

....
By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED, SEALED AND DELIVERED by TIMOTHY CASTLE as attorney for **LAGOON HILL NICKEL NL (to be renamed Marlborough Nickel Pty Ltd)** under power of attorney dated 10/12/98 in the presence of:

....
Signature of witness

JOSHUA ANTHONY COLE
....
Name of witness (block letters)

10th Floor, Advance Bank Centre
60 Marcus Clarke Street
Canberra ACT 2601
....
Address of witness

Solicitor, Canberra
....
Occupation of witness

....
By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED, SEALED AND DELIVERED by TIMOTHY CASTLE as attorney for **PRESTON RESOURCES NL** under power of attorney dated ~~TIMOTHY CASTLE~~ 10/12/98 in the presence of:	)	
.... Signature of witness	)	
JOSHUA ANTHONY COLE .... Name of witness (block letters)	)	
10th Floor, Advance Bank Centre 60 Marcus Clarke Street Canberra ACT 2601 .... Address of witness	)	.... By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney
Solicitor, Canberra .... Occupation of witness	)	

Barclays

SIGNED, SEALED AND DELIVERED by CHRISTOPHER GEOFFREY CHENOWETH as attorney for **BARCLAYS BANK PLC** under power of attorney dated 4/12/98 in the presence of:	)	.... By executing this deed the attorney for Barclays Bank PLC, Australian Branch, states that the attorney has received no notice of revocation of the power of attorney
.... Signature of witness	)	
JOSHUA ANTHONY COLE .... Name of witness (block letters)	)	
10th Floor, Advance Bank Centre 60 Marcus Clarke Street Canberra ACT 2601 .... Address of witness	)	.... By executing this deed the attorney for Barclays Bank PLC states that the attorney has received no notice of revocation of the power of attorney
Solicitor, Canberra .... Occupation of witness	)	

Security Trustee

SIGNED, SEALED AND)
DELIVERED by CHRISTOPHER GEOFFREY CHENOWETH
as attorney for **BARCLAYS BANK PLC**)
under power of attorney dated 4/12/99)
in the presence of:)

....)
Signature of witness)

JOSHUA ANTHONY COLE)
....)
Name of witness (block letters))
... Bank Centre)
... Clarke Street)
...a ACT 2601)
Address of witness)
Solicitor, Canberra)
....)
Occupation of witness)

....
By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney

Perpetual

SIGNED, SEALED AND)
DELIVERED by CHRISTOPHER GEOFFREY CHENOWETH
as attorney for **PERPETUAL TRUSTEE**)
COMPANY LIMITED under power of)
attorney dated 17 DEC 1998)
in the presence of:)

....)
Signature of witness)
JOSHUA ANTHONY COLE)
....)
Name of witness (block letters))
...vance Bank Centre)
... Clarke Street)
...berra ACT 2601)
Address of witness)
Solicitor, Canberra)
....)
Occupation of witness)

....
By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney

Exhibit 2

(Multicurrency—Cross Border)

ISDA®

International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of 2 November 1998

BARCLAYS BANK PLC (ARBN 076 939 289) and PRESTON NICKEL HOLDINGS PTY LTD (ACN 083 334 936)

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows:—

1. **Interpretation**

(a) *Definitions.* The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b) *Inconsistency.* In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c) *Single Agreement.* All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2. **Obligations**

(a) *General Conditions.*

(i) Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b) *Change of Account.* Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c) *Netting.* If on any date amounts would otherwise be payable:—

(i) in the same currency; and

(ii) in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d) ***Deduction or Withholding for Tax.***

(i) *Gross-Up.* All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:—

(1) promptly notify the other party ("Y") of such requirement;

(2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:—

(A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

(B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

(ii) *Liability*. If:—

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) *Default Interest; Other Amounts.* Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3. Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:—

(a) *Basic Representations.*

(i) *Status.* It is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and, if relevant under such laws, in good standing;

(ii) *Powers.* It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorise such execution, delivery and performance;

(iii) *No Violation or Conflict.* Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv) *Consents.* All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v) *Obligations Binding.* Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b) *Absence of Certain Events.* No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c) *Absence of Litigation.* There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d) *Accuracy of Specified Information.* All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e) *Payer Tax Representation.* Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f) *Payee Tax Representations.* Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4. Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—

(a) *Furnish Specified Information.* It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:—

> (i) any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;
>
> (ii) any other documents specified in the Schedule or any Confirmation; and
>
> (iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification,

in each case by the date specified in the Schedule or such Confirmation or, if none is specified, as soon as reasonably practicable.

(b) *Maintain Authorisations.* It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c) *Comply with Laws.* It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d) *Tax Agreement.* It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e) *Payment of Stamp Tax.* Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated, organised, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5. **Events of Default and Termination Events**

(a) *Events of Default.* The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:—

(i) *Failure to Pay or Deliver.* Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

(ii) *Breach of Agreement.* Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

(iii) *Credit Support Default.*

(1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

(2) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

(3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

(iv) *Misrepresentation.* A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

(v) *Default under Specified Transaction.* The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

(vi) *Cross Default.* If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii) ***Bankruptcy***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party:—

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii) ***Merger Without Assumption***. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer:—

(1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b) ***Termination Events***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event

Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:—

(i) *Illegality*. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party):—

(1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii) *Tax Event*. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii) *Tax Event Upon Merger*. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv) *Credit Event Upon Merger*. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v) *Additional Termination Event*. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) *Event of Default and Illegality*. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6. Early Termination

(a) *Right to Terminate Following Event of Default.* If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b) *Right to Terminate Following Termination Event.*

(i) *Notice.* If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii) *Transfer to Avoid Termination Event.* If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

(iii) *Two Affected Parties.* If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv) *Right to Terminate.* If:—

(1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c) *Effect of Designation.*

(i) If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d) *Calculations.*

(i) *Statement.* On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii) *Payment Date.* An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) *Payments on Early Termination.* If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss", and a payment method, either the "First Method" or the "Second Method". If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method", as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i) *Events of Default.* If the Early Termination Date results from an Event of Default:—

(1) *First Method and Market Quotation.* If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2) *First Method and Loss.* If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3) *Second Method and Market Quotation.* If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the

Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4) *Second Method and Loss.* If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii) ***Termination Events.*** If the Early Termination Date results from a Termination Event:—

(1) *One Affected Party.* If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2) *Two Affected Parties.* If there are two Affected Parties:—

(A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

(iii) ***Adjustment for Bankruptcy.*** In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv) ***Pre-Estimate.*** The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7. Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that:—

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8. Contractual Currency

(a) *Payment in the Contractual Currency.* Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) *Judgments.* To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) *Separate Indemnities.* To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) *Evidence of Loss.* For the purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9. Miscellaneous

(a) *Entire Agreement.* This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) *Amendments.* No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) *Survival of Obligations.* Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) *Remedies Cumulative.* Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e) *Counterparts and Confirmations.*

(i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) *No Waiver of Rights.* A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) *Headings.* The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10. Offices; Multibranch Parties

(a) If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organisation of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b) Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c) If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11. Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12. Notices

(a) *Effectiveness.* Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:—

(i) if in writing and delivered in person or by courier, on the date it is delivered;

(ii) if sent by telex, on the date the recipient's answerback is received;

(iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

(iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

(v) if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) *Change of Addresses.* Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13. Governing Law and Jurisdiction

(a) *Governing Law.* This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) *Jurisdiction.* With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:—

(i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

(ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) *Service of Process.* Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d) *Waiver of Immunities.* Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14. Definitions

As used in this Agreement:—

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:—

(a) in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b) in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c) in respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d) in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorisation, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"*Defaulting Party*" has the meaning specified in Section 6(a).

"*Early Termination Date*" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"*Event of Default*" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"*Illegality*" has the meaning specified in Section 5(b).

"*Indemnifiable Tax*" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organised, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"*law*" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and "*lawful*" and "*unlawful*" will be construed accordingly.

"*Local Business Day*" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"*Loss*" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"*Market Quotation*" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that date. For this purpose. Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated, organised, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of:—

(a) the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meaning specified in the Schedule.

"*Specified Indebtedness*" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"*Specified Transaction*" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"*Stamp Tax*" means any stamp, registration, documentation or similar tax.

"*Tax*" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"*Tax Event*" has the meaning specified in Section 5(b).

"*Tax Event Upon Merger*" has the meaning specified in Section 5(b).

"*Terminated Transactions*" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"*Termination Currency*" has the meaning specified in the Schedule.

"*Termination Currency Equivalent*" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"*Termination Event*" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"*Termination Rate*" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"*Unpaid Amounts*" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

BARCLAYS BANK PLC (ARBN 076 939 289)	PRESTON NICKEL HOLDINGS PTY LTD (ACN 083 334 936)
(Name of Party)	(Name of Party)
By:	By: Lucy Barrett
Name:	Name: Lucy Barrett
Title:	Title: Attorney
Date:	Date: 3 November 1998

ISDA®

International Swaps and Derivatives Association, Inc.

SCHEDULE
to the
Master Agreement

dated as of 2 November 1998

between

Barclays Bank PLC a public limited company
incorporated under the laws of England (ARBN 076 939 289) (**"Party A"**)

and

Preston Nickel Holdings Pty Ltd (ACN 083 334 936) (**"Party B"**)

Part 1. Termination Provisions.

(a) **"Specified Entity"** means, in relation to Party A, for the purposes of:

Section 5(a)(v):	Nil
Section 5(a)(vi):	Nil
Section 5(a)(vii):	Nil
Section 5(b)(iv):	Nil

and in relation to Party B, for the purposes of:

Section 5(a)(v):	any Affiliate of Party B
Section 5(a)(vi):	any Affiliate of Party B
Section 5(a)(vii):	any Affiliate of Party B
Section 5(b)(iv):	any Affiliate of Party B

(b) **"Specified Transaction"** will have the meaning specified in Section 14 of this Agreement as if the words "(including, for the avoidance of doubt, credit derivatives and electricity, gas and other energy derivatives)" were inserted in the last line of the definition.

(c) The **"Cross Default"** provisions of Section 5(a)(vi) will not apply to Party A and will apply to Party B.

"Specified Indebtedness" means any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of money borrowed or raised or under a Senior Finance Document, any finance lease, redeemable preference share, letter of credit, futures contract, guarantee, indemnity or transaction of a type described in the last 6 lines of the definition of Specified Transaction.

"Threshold Amount" means:

(i) with respect to Party A - not applicable;

(iii) with respect to Party B and any Credit Support Provider in relation to Party B - Zero.

(d) The "**Credit Event Upon Merger**" provisions of Section 5(b)(iv) will not apply to Party A and will apply to Party B, with Section 5(b)(iv) restated as follows:-

"*Credit Event Upon Merger*. If "Credit Event upon Merger" is specified as applying to a party, it shall mean that a Designated Event (as defined below) occurs with respect to that party, any Credit Support Provider of that party or any applicable Specified Entity of that party (in each case, "X") and such Designated Event does not constitute an event described in Section 5(a)(viii) of this Agreement but the creditworthiness of X or, if applicable, the successor, surviving or transferee entity of X, is, in the reasonable opinion of the other party, materially weaker than that of X immediately prior to such action after taking into account any applicable Credit Support Document (and, in such event, such party or its successor or transferee, as appropriate, will be the Affected Party). For the purposes hereof, a Designated Event with respect to X means that, after the date of this Agreement:-

(i) X consolidates or amalgamates with or merges with or into (or demergers from), or transfers all or substantially all its assets (or any substantial part of the assets comprising the business conducted by X as of the execution date hereof) to, or receives all or substantially all the assets or obligations of, another entity; or

(ii) any person or entity acquires directly or indirectly the beneficial ownership of equity securities having the power to elect a majority of the board of directors of X or otherwise acquires directly or indirectly the power to control the policy-making decisions of X; or

(iii) X effects any substantial change in its capital structure by means of the issuance, incurrence or guarantee of debt or the issuance of preferred stock or other securities convertible into, or exchangeable for, debt or preferred stock; or

(iv) X enters into an agreement providing for any of the foregoing.

(e) The "**Automatic Early Termination**" provisions of Section 6(a) will not apply to Party A and will not apply to Party B.

(f) **Payment on Early Termination.** For the purpose of Section 6(e) of this Agreement:-

(i) Market Quotation will apply.

(ii) The Second Method will apply.

(g) "**Termination Currency**" means the currency selected by the non-Defaulting Party or the non-Affected Party, as the case may be or, if there are two Affected Parties, the currency agreed between Party A and Party B. If Party A and Party B cannot agree upon a currency, the currency will be Australian Dollars, if such currency is freely available, and otherwise United States Dollars. However, the Termination Currency selected by the non-Defaulting Party or the non-Affected Party must:

(i) be one of the currencies in which payments in any Terminated Transaction are required to be made; and

(ii) be freely available.

(h) **Additional Termination Event** will apply. The following shall constitute an Additional Termination Event:

An Event of Default occurs with respect to a party ("**Party X**"), Party X has satisfied all its payment and delivery obligations under Section 2(a)(i) with respect to all Transactions and has no future payment or delivery obligations to the other party ("**Party Y**") whether absolute or contingent under Section 2(a)(i), and Party Y refuses to make a payment to Party X based upon the condition precedent in Section 2(a)(iii).

For the purpose of the foregoing Termination Event, the Affected Party shall be Party X. However, despite Section 6(b)(iv), Party X is the party entitled to give the notice under Section 6(b)(iv) designating the Early Termination Date for the foregoing Termination Event.

Part 2. Tax Representations.

(a) **Payer Representations.** For the purpose of Section 3(e) of this Agreement, each party will make the following representation:-

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on:

(i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement,

(ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement ;and

(iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement,

provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b) **Payee Representations.**

For the purpose of Section 3(f), Party A and Party B make the representations specified below, if any:

(i) The following representation will apply to Party A and will apply to Party B:

It is fully eligible for the benefit of the "Business Profits" or "Industrial and Commercial Profits" provision, as the case may be, the "Interest" provision or the

"Other Income" provision (if any) of the Specified Treaty with respect to any payment described in such provisions and received or to be received by it in connection with this Agreement and no such payment is attributable to a trade or business carried on by it through a permanent establishment in the Specified Jurisdiction.

If such representation applies, then:-

"Specified Treaty" means with respect to Party A, the United Kingdom - Australia Double Taxation Treaty

"Specified Jurisdiction" means with respect to Party A, United Kingdom

"Specified Treaty" means with respect to Party B, the United Kingdom - Australia Double Taxation Treaty

"Specified Jurisdiction" means with respect to Party B, Australia

(ii) The following representation will apply to Party A and will apply to Party B:-

Each payment received or to be received by it in connection with this Agreement will be effectively connected with its conduct of a trade or business in the Specified Jurisdiction.

If such representation applies, then:-

"Specified Jurisdiction" means, with respect to Party A, the United Kingdom

"Specified Jurisdiction" means, with respect to Party B, Australia

(iii) The following representation will apply to Party A and will not apply to Party B:-

(A) It is entering into each Transaction in the ordinary course of its trade as, and is, either (1) a recognised U.K. bank or (2) a recognised U.K. swaps dealer (in either case (1) or (2), for the purposes of the United Kingdom Inland Revenue extra statutory concession C17 on interest and currency swaps dated March 14, 1989), and

(B) it will bring into account payments made and received in respect of each Transaction in computing its income for United Kingdom tax purposes.

Part 3. Agreement to Deliver Documents.

For the purpose of Section 4(a)(i) and Section 4(a)(ii) of this Agreement, each party agrees to deliver the following documents, as applicable:-

(a) **Tax forms, documents or certificates to be delivered are:** Any document or certificate reasonably required or reasonably requested by a party in connection with its obligations to make payments under this Agreement which would allow the other party to make the payment free from any deduction or withholding for or on account of Tax or as would reduce the rate at which deduction or withholding for or on account of Tax is applied to that payment.

Party required to deliver document: Party A and Party B.

Date by which to be delivered: On the earlier of (a) learning that such document or certificate is required and (b) as soon as reasonably practicable following a request by the other party.

(b) **Other documents to be delivered are:**

arty required to eliver document	Form/Document/ Certificates	Date by which to be delivered	Covered by Section 3(d)
Party A and Party B	Evidence reasonably satisfactory to the other party as to the due authorisation by Party A or Party B, as the case may be, of the signatory to this Agreement and each Confirmation.	As soon as possible after the execution of this Agreement, and if requested, each Confirmation to the reasonable satisfaction of Party A.	Yes
Party B	A copy of the Resolution of Party B's Board of Directors authorising the execution and delivery of this Agreement and each Confirmation (and, if applicable, of any Credit Support Provider of any Credit Support Document) and performance of its obligations hereunder and thereunder.	At or prior to execution of this Agreement, and, if requested, each Confirmation to the reasonable satisfaction of Party A.	Yes

Any copy documents shall be certified by a director or secretary of Party B as being correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

Part 4. Miscellaneous.

(a) **Address for Notices.** For the purpose of Section 12(a) of this Agreement:-

Address for notices or communications to Party A:-

In connection with Section 12(a), all notices to Party A shall, with respect to any particular Transaction, be sent to the address, telex number or facsimile number specified in the relevant Confirmation and any notice for purposes of Section 5 or 6 shall be sent to the address, telex number or facsimile number specified below:

Address: 6th Floor , 2 Minster Court, Mincing Lane, London EC3R 7BB, England.

Attention: Allan Pover

Facsimile No: (44 171) 621 5290 Telephone No: (44 171) 621 5249

With a copy in the case of notices or communications relating to Sections 5, 6, 7, 11 or 13 to:

Address: 5 The North Colonnade, Canary Wharf, London E14 4BB, England

Attention: Legal Director, Legal Division (marked urgent)

Facsimile No: (44 171) 773 4934 Telephone No: (44 171) 773 4727

Address for notices or communications to Party B:-

Address: To be advised

Attention:

Telex No: Answerback:

Facsimile No: Telephone No:

(b) **Process Agent.** For the purpose of Section 13(c) of this Agreement:-

Party A appoints as its Process Agent - Not applicable

Party B appoints as its Process Agent - Not applicable.

(c) **Offices.** The provisions of Section 10(a) will apply to this Agreement.

(d) **Multibranch Party.** For the purpose of Section 10(c) of this Agreement:-

Party A is not a Multibranch Party
Party B is not a Multibranch Party.

(e) **Calculation Agent.** The Calculation Agent is Party A, unless otherwise specified in a Confirmation in relation to the relevant Transaction.

(f) **Credit Support Document.** Details of any Credit Support Document:-

With respect to Party A: Not applicable

With respect to Party B: means the Guarantee and Indemnity, any Security (as defined in the Security Trust Deed) and any other security, document or arrangement of any kind (including, without limitation, any mortgage, pledge, lien, charge, guarantee, negative pledge, indemnity or deposit) given or made by Party B, or a Security Provider (as defined in the Security Trust Deed) or other third party, in favour of the Security Trustee (as defined in the Security Trust Deed) or Party A supporting any obligations of Party B under this Agreement (whether or not such security, document or arrangement also favours persons other than Party A or also supports obligations other than obligations under this Agreement).

(g) **Credit Support Provider.** Details of any Credit Support Provider:-

With respect to Party A: Not applicable

With respect to Party B: means a Security Provider or other third party mentioned in the definition of Credit Support Document for Party B, where that Security Provider or other party has granted a Security (as defined in the Security Trust Deed) or other security, document or arrangement supporting the obligations of Party B.

(h) **Governing Law.** This Agreement will be governed by and construed in accordance with the laws in force in New South Wales and each party submits to the non-exclusive jurisdiction of the Courts of New South Wales and courts of appeal from them and a reference in Section 13(b)(ii) to "such court" is a reference to those courts.

(i) **Netting of Payments.** Sub-paragraph (ii) of Section 2(c) will not apply to the following Transactions or group of Transactions (in each case starting from the date of this Agreement): All Transactions

(j) **Affiliate** will have the meaning specified in Section 14. For the purposes of Section 3(c), Party A is deemed not to have any Affiliates.

Part 5. Other Provisions.

(a) In Section 2(a)(i) add the following sentence:

> "Each payment will be by way of exchange for the corresponding payment or payments payable by the other party."

(b) For the purposes of Section 2(b), the parties agree that a new account must be located in the same legal and tax jurisdiction as the original account. A party may not change its account if, in the reasonable opinion of the other party, that other party will suffer any adverse tax consequence as a result of the change.

(c) In Section 3(a)(v) add the following words after the words "creditors' rights generally":

> "(including where the party is a Bank authorised to carry on banking business in the Commonwealth of Australia, Section 16 of the Banking Act 1959 (Cwlth) and Section 86 of the Reserve Bank Act 1959 (Cwlth))"

(d) A new Section 3(g) is inserted as follows:

> "(g) **Year 2000.** Its general and treasury administration systems are and will be capable at all times of providing it with the necessary information to make and receive payments, calculate amounts and generally fulfil its obligations under any Transaction which is then continuing."

(e) The following sentence is added at the end of the last paragraph of Section 6(b)(ii):

> "However, consent may be withheld if the other party considers that its credit exposure to the transferor would be adversely affected by the transfer."

(f) A new Section 6(f) is inserted as follows:

"(f) *Set-off.*

(i) Subject to the Security Trust Deed, any amount payable under this Agreement (**"Payer's Amount"**) by one party (**"Payer"**) to the other party (**"Payee"**) after an Early Termination Date has occurred will, at the option of the Payer (and without prior notice to the Payee), be set-off against any amounts (excluding amounts which would become payable upon the occurrence of a contingency) (**"Set-Off Amount"**) payable or owing but not currently payable by the Payee to the Payer (irrespective of the currency, place of payment or booking office of the obligation) under any other contract between the Payee and the Payer or under Sections 8 or 11.

(ii) To effect a set-off, the Payer may convert the Payer's Amount or the Set-Off Amount into the currency in which the other is denominated (**"Other Currency"**). The conversion is to be at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of the Other Currency with the currency of the Payer's Amount or Set-Off Amount as the case may be at or about 11.00 am (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the date the set-off is effected. The foreign exchange agent will be as agreed by the parties or failing agreement, selected by the Non-defaulting Party or non Affected Party (or if there are two Affected Parties, by Party A).

(iii) The Payer must notify the Payee of any set-off effected under this Section 6(f).

(iv) Nothing in this Section 6(f) creates a charge or other security interest. This Section is without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise)."

(g) A new Section 9(h) is inserted as follows:

"(h) ***Consent to telephone recording.*** Each party consents to the recording of telephone conversations in connection with this Agreement or any Transaction or potential Transaction."

(h) Replace Section 12(a)(iii) with:

"(iii) if sent by facsimile transmission, on the date a transmission report is produced by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this Section unless the

SEPTEMBER 1991
AUSTRALIAN ADDENDUM No. 1
(AS AMENDED IN SEPTEMBER 1992 AND MARCH 1997) - INTEREST RATE CAPS, COLLARS AND FLOORS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

This Addendum applies to any Transaction described in its Confirmation as a "Rate Cap Transaction", "Rate Collar Transaction" or "Rate Floor Transaction".

(1) **Swap Basis.** If the Calculation of Floating Amount is specified as "Swap Basis", Article 6.1 of the 1991 Definitions published by International Swap Dealers Association, Inc ("1991 Definitions") applies to the Transaction.

For a Rate Cap Transaction or the Rate Cap part of a Rate Collar Transaction to which Swap Basis applies, if the Cap Rate is less than the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

For a Rate Floor Transaction or the Rate Floor part of a Rate Collar Transaction to which Swap Basis applies, if the Floor Rate exceeds the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

(2) **FRA Basis.** If the Calculation of Floating Amount is specified as "FRA Basis", Article 6.1 of the 1991 Definitions does not apply to the Transaction. Instead the Floating Amount payable on a Payment Date:

(i) for a Rate Cap Transaction or the Rate Cap part of a Rate Collar Transaction, is to be calculated in accordance with the formula in paragraph (3) of this Addendum; and

(ii) for a Rate Floor Transaction or the Rate Floor part of a Rate Collar Transaction is to be calculated in accordance with the formula in paragraph (4) of this Addendum.

(3) Floating Amount - Rate Cap Transaction

$$FA = NA \times 36500 \times \left[\frac{(1)}{(36500 + (CR \times N))} - \frac{(1)}{(36500 + (F \times N))}\right]$$

where

FA = Floating Amount

NA = Notional Amount

N = actual number of days in the Calculation Period in respect of which payment is being made

CR = Cap Rate

00000067

F = Floating Rate (plus or minus the Spread, if any) calculated on an assumption that Article 6.2(a)(i) of the 1991 Definitions did not exist

If the Cap Rate is less than the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

(4) **Floating Amount - Rate Floor Transaction**

$$FA = NA \times 36500 \times \left[\frac{(1)}{(36500 + (F \times N))} - \frac{(1)}{(36500 + (FR \times N))}\right]$$

where

FA = Floating Amount

NA = Notional Amount

N = actual number of days in the Calculation Period in respect of which payment is being made

FR = Floor Rate

F = Floating Rate (plus or minus the Spread, if any) calculated on an assumption that Article 6.2(a)(i) of the 1991 Definitions did not exist

If the Floor Rate exceeds the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

(5) **Fixed Amount adjustment.** If the Fixed Rate Payment Date is adjusted in accordance with a Business Day Convention, then the Fixed Amount is to be adjusted in accordance with the formula

$$A = P \times \frac{SR}{100} \times \frac{N}{365}$$

where:

A = Amount by which the Fixed Amount is to be adjusted

P = The original amount of the Fixed Amount

SR = The rate for the period of the adjustment determined pursuant to the undue enrichment procedures of Australian Bankers Association

N = The number of days of the adjustment

Paragraph (6) is the same as paragraph (3) of the May 1989 Addendum published by International Swap Dealers Association Inc.

(6) For purposes of the determination of a Market Quotation for a Terminated Transaction in respect of which a party ("X") had, immediately prior to the designation or occurrence of the relevant Early Termination Date, no future payment obligations, whether absolute or contingent, under Section 2(a)(i) of this Agreement with respect to the Terminated Transaction:

(i) the quotations obtained from Reference Market-makers shall be such as to preserve the economic equivalent of the payment obligations of the party ("Y") that had, immediately prior to the designation or occurrence of the relevant Early Termination Date, future payment obligations, whether absolute or contingent, under Section 2(a)(i) of this Agreement with respect to the Terminated Transaction; and

(ii) if X is making the determination such amounts shall be expressed as positive amounts and if Y is making the determination such amounts shall be expressed as negative amounts.

SEPTEMBER 1991
AUSTRALIAN ADDENDUM No. 2
(AS AMENDED IN SEPTEMBER 1992 AND MARCH 1994 AND MARCH 1997) - SWAPTIONS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

This Addendum applies to any Transaction described in its Confirmation as a "Swaption".

(1) **Cash Settlement Amount.** If Cash Settlement is applicable, the Cash Settlement Amount is the value of the Underlying Swap Transaction at the Relevant Time* as determined by:

(a) the Calculation Agent; or

(b) if the parties do not agree on the value determined by the Calculation Agent, the following method. The Calculation Agent is to determine a value of the Underlying Swap Transaction using the method set out in the definition of "Market Quotation" in Section 14 of this Agreement except that the Calculation Agent must request Reference Market-makers to quote at the mid-market rate. The value of the Underlying Swap Transaction is the Market Quotation determined by the Calculation Agent.

If Reference Market-makers are specified in the Confirmation, then quotes are to be sought only from those Reference Market-makers.

If no Calculation Agent is specified in the Confirmation, then the Calculation Agent for the purpose of determining the Cash Settlement Amount is the Seller.

*For a European Option, the "Relevant Time" is the Expiration Time. For an American Option, the "Relevant Time" is the time when the Notice of Exercise is delivered.

(2) **Premium or Cash Settlement Amount adjustment.** If the Premium Payment Date or Cash Settlement Payment Date is adjusted in accordance with a Business Day Convention, then the Premium or Cash Settlement Amount is to be adjusted in accordance with the formula:

$$A = P \times \frac{SR}{100} \times \frac{N}{365}$$

where:

A = Amount by which the Premium or Cash Settlement Amount is to be adjusted

P = The original amount of the Premium or Cash Settlement Amount

SR = The rate for the period of the adjustment determined pursuant to the undue enrichment procedures of Australian Bankers Association.

N = The number of days of the adjustment

(3) **Notice of Exercise.** A Notice of Exercise should specify:

(i) the name of the Buyer;

(ii) the name of the Seller;

(iii) whether the Swaption is to pay or receive the Fixed Rate;

(iv) the Fixed Rate;

(v) the Notional Amount;

(vi) the Expiration Date;

(vii) the Termination Date;

(viii) the Trade Date.

(4) **Written Confirmation.** Written Confirmation is applicable.

(5) **Exercise Period for American Option.** The Exercise Period for an American Option is any date from and including the Trade Date to and including the Expiration Date.

(6) **Non payment of Premium.** Unless otherwise agreed a purported exercise of the Swaption is not effective if the Premium due for payment before the purported exercise has not been paid in full.

Paragraph (7) is the same as paragraph (4) of the July 1990 Addendum published by International Swap Dealers Association, Inc.

(7) For purposes of the determination of a Market Quotation for a Terminated Transaction that is identified as an Option, the quotations obtained from Reference Market-makers shall take into account, as of the relevant Early Termination Date, the economic equivalent of the right or rights granted pursuant to that Option which are or may become exercisable.

SEPTEMBER 1991
AUSTRALIAN ADDENDUM No. 3
(AS AMENDED IN SEPTEMBER 1992 AND MARCH 1997) - BOND OPTIONS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

This Addendum applies to any Transaction described in its Confirmation as a "Bond Option".

(1) **Definitions.** The following terms used in a Confirmation have the indicated meanings:

"Put" means:

(i) when the Bond Option is for Physical Settlement, the Seller grants the Buyer the right to require the Seller to purchase from the Buyer the Security subject to the Bond Option; or

(ii) when the Bond Option is for Cash Settlement, the Seller grants the Buyer the right to receive from the Seller the Cash Settlement Amount, if any.

"Call" means:

(i) when the Bond Option is for Physical Settlement, the Seller grants the Buyer the right to require the Seller to sell to the Buyer the Security subject to the Bond Option; or

(ii) when the Bond Option is for Cash Settlement, the Seller grants the Buyer the right to receive from the Seller the Cash Settlement Amount, if any.

"Physical Settlement Amount" means the purchase price of the Security subject to the Bond Option calculated in accordance with the formula published by the Reserve Bank of Australia for calculating the purchase price of bonds and by reference to the Strike Yield. On the Physical Settlement Payment Date the party buying the Security subject to the Bond Option must pay the Physical Settlement Amount to the other party and the other party must at the same time transfer the Security (in accordance with the then prevailing bond market convention) to the party buying the Security.

"Cash Settlement Amount" means the monetary value of the price difference, if any, in favour of the Buyer resulting from the difference between the purchase price of the Security subject to the Bond Option calculated in accordance with the formula published by the Reserve Bank of Australia for calculating the purchase price of bonds and by reference to:

(i) the Strike Yield; and

(ii) the Reference Yield being a yield agreed between the Buyer and Seller to be the prevailing yield at the Relevant Time* for the Security subject to the Bond Option. If the Buyer and Seller cannot agree, the Reference Yield is the average of mean buying and selling quotes for the Security subject to the Bond Option as quoted to the Seller at the Relevant Time by 5 institutions which are active participants in the Sydney bond market (excluding the highest and lowest yields quoted).

*For a European Option, the "Relevant Time" is the Expiration Time. For an American Option, the "Relevant Time" is the time when the Notice of Exercise is delivered.

On the Cash Settlement Payment Date the Seller must pay the Cash Settlement Amount, if any, to the Buyer.

(2) **Premium or Cash Settlement Amount adjustment.** If the Premium Payment Date or Cash Settlement Payment Date is adjusted in accordance with a Business Day Convention, then the Premium or Cash Settlement Amount is to be adjusted in accordance with the formula

$$A = P \times \frac{SR}{100} \times \frac{N}{365}$$

where:

A = Amount by which the Premium or Cash Settlement Amount is to be adjusted

P = The original amount of the Premium or Cash Settlement Amount

SR = The rate for the period of the adjustment determined pursuant to the undue enrichment procedures of Australian Bankers Association.

N = The number of days of the adjustment

(3) **Notice of Exercise.** A Notice of Exercise should specify:

(i) the name of the Buyer;

(ii) the name of the Seller;

(iii) whether the Bond Option is a put or call;

(iv) the Expiration Date;

(v) the Strike Yield;

(vi) the Security subject to the Bond Option;

(vii) the Trade Date.

(4) **Written Confirmation.** Written Confirmation is applicable.

(5) **Exercise Period for American Option.** The Exercise Period for an American Option is any date from and including the Trade Date to and including the Expiration Date.

(6) **Non Payment of Premium.** Unless otherwise agreed, a purported exercise of the Bond Option is not effective if the Premium due for payment before the purported exercise has not been paid in full.

Paragraph (7) is the same as paragraph (4) of the July 1990 Addendum published by International Swap Dealers Association, Inc.

(7) For purposes of the determination of a Market Quotation for a Terminated Transaction that is identified as an Option, the quotations obtained from Reference Market-makers shall take into account, as of the relevant Early Termination Date, the economic equivalent of the right or rights granted pursuant to that Option which are or may become exercisable.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 6 - A$ FORWARD RATE AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every FRA between them (whether entered into before or after that time) is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer or referred to the ISDA Master Agreement or this Addendum; or

(b) state or stated that a FRA is governed by the ABAFRA Terms

when entering into or confirming the FRA.

If a FRA is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the ABAFRA Terms do not apply to it even if the parties state or stated that the FRA is governed by the ABAFRA Terms when entering into or confirming the FRA.

(2) **Definitions**

In this Addendum and in any Confirmation:

"ABAFRA Terms" means any version of the terms and conditions applicable to FRAs recommended by the Australian Dollar Forward Rate Agreements Working Party of Banks and Merchant Banks operating under the auspices of the Australian Bankers' Association (ABA). These terms and conditions were first approved by the ABA in June 1986 and were amended in May 1989. The latest version appears in the booklet published in 1990 by Australian Financial Markets Association entitled "Dealing Conventions and Market Terminology".

"AUD-BBR-BBSW" has the same meaning as in the 1991 Definitions.

"Borrower" means the entity seeking to protect itself against a future rise in interest rates.

"Business Day" means a day (not being a Saturday or a Sunday) when:

(a) banks are open for business in the city or cities where amounts are or are potentially payable; and

(b) the Reserve Bank of Australia is conducting a clearing exchange in that city or those cities.

"**Contract Amount**" means the notional amount on which the calculation of the Settlement Sum is based.

"**Contract Rate**" means the agreed forward rate of interest for the Settlement Period.

"**Deal Date**" means the date on which the FRA is negotiated.

"**Designated Maturity**" means, for the purpose of calculating an Interest Settlement Rate, the period determined in accordance with paragraph (3) of this Addendum.

"**FRA**" means an agreement known as a forward rate agreement where the Contract Amount is Australian dollars under which two parties agree to compensate each other if the interest rate applicable on a certain future date differs from an agreed interest rate.

"**Interest Settlement Rate**" means, unless otherwise agreed, AUD-BBR-BBSW.

"**Lender**" means the entity seeking to protect itself against a future fall in interest rates.

"**Maturity Date**" means, subject to paragraph (4) of this Addendum, the date on which the Settlement Period ends.

"**Settlement Date**" means, subject to paragraph (4) of this Addendum, the date on which the Settlement Period starts.

"**Settlement Period**" means the number of days from and including the Settlement Date to but not counting the Maturity Date.

"**Settlement Sum**" means the amount equal to the difference between the amounts calculated in accordance with the following formulae:

$$\frac{36500 \times A}{(D \times Is) + 36500}$$

and

$$\frac{36500 \times A}{(D \times Ic) + 36500}$$

where:

A = Contract Amount

Is = Interest Settlement Rate on the Settlement Date for the Designated Maturity (expressed as a number and not a percentage eg 8.1875 not 8.1875%)

Ic = Contract Rate (expressed as a number and not a percentage)

D = Settlement Period

"1991 Definitions" means the 1991 ISDA Definitions published by International Swap Dealers Association, Inc.

(3) **Calculation of Interest Settlement Rate**

When the Interest Settlement Rate is AUD-BBR-BBSW, then for the purpose of calculating the Interest Settlement Rate using that definition:

(a) the Reset Date is the Settlement Date; and

(b) unless otherwise agreed, the Designated Maturity (that is, the tenor of bills of exchange) is a period to be determined by the length of the Settlement Period in accordance with the following table

Designated Maturity - tenor of	covers a Settlement Period of
one month	16 - 45 days
two months	46 - 75 days
three months	76 - 105 days
four months	106 - 135 days
five months	136 - 165 days
six months	166 - 195 days

(4) **Adjustment of Settlement Date and Maturity Date**

If the Settlement Date or the Maturity Date does not fall on a Business Day, then it is to be adjusted in accordance with the Modified Following Business Day Convention. A reference to a Business Day in the definition of Modified Following Business Day Convention in the 1991 Definitions is a reference to a Business Day as defined in this Addendum rather than as defined in the 1991 Definitions.

(5) **Settlement**

On the Settlement Date:

(a) if the Contract Rate exceeds the Interest Settlement Rate, the Borrower must pay the Settlement Sum to the Lender; or

(b) if the Interest Settlement Rate exceeds the Contract Rate, the Lender must pay the Settlement Sum to the Borrower.

(6) **Payments**

Payments must be made in Australian dollars on the Settlement Date. They must be made by bank cheque before 4.00 pm (local time in the place for payment) or through Austraclear, unless otherwise agreed.

(7) **Confirmations**

(a) The parties acknowledge that FRAs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated may be confirmed by various methods including, without limitation, the following:

Austraclear
Telephone
Telex
Letter
SWIFT MT340 messages
Reuters direct dealing system
Telerate trading service
Facsimile

A confirmation produced by any of these methods in accordance with market conventions constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(b) The definitions and provisions contained in the 1991 Definitions and in this Addendum are incorporated into each Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(c) The parties acknowledge that some Confirmations may describe some items by a term other than the defined term in this Addendum. For example:

"Contract Amount" may be referred to as "Face Value", "Notional Amount" or "Amount";

"Contract Rate" may be referred to as "Rate";

"Settlement Period" may be referred to as "Contract Period".

In any case where the intention is clear that a term used in a Confirmation is intended to specify the particulars for a defined term in this Addendum, then that term is to be deemed to be that defined term in this Addendum.

(d) When a party specifies in the Austraclear Menu:

(a) "B" at the "side of the trade" item, it intends that the party is the Borrower;

(b) "L" at the "side of the trade" item, it intends that the party is the Lender;

(c) "Y" at the "Use BBSW (Y/N)" item, it intends that the Interest Settlement Rate is to be AUD-BBR-BBSW.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 7 - FORWARD RATE BILL AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every FRB between them (whether entered into before or after that time) is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer or referred to the ISDA Master Agreement or this Addendum; or

(b) state or stated that a FRB is governed by the terms of another master agreement

when entering into or confirming the FRB.

If a FRB is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state or stated that the FRB is governed by the terms of any other master agreement when entering into or confirming the FRB.

(2) **Definitions**

In this Addendum and in any Confirmation:

"AUD-BBR-BBSW" has the same meaning as in the 1991 Definitions.

"**Borrower**" means the entity seeking to protect itself against a future rise in bank bill interest rates.

"**Business Day**" means a day (not being a Saturday or a Sunday) when:

(a) banks are open for business in the city or cities where amounts are or are potentially payable; and

(b) the Reserve Bank of Australia is conducting a clearing exchange in that city or those cities.

"**Contract Amount**" means the notional amount on which the calculation of the Settlement Sum is based.

"**Contract Rate**" means the agreed forward rate of interest for the Settlement Period.

"**Deal Date**" means the date on which the FRB is negotiated.

"**Designated Maturity**" means, for the purpose of calculating an Interest Settlement Rate, the period determined in accordance with paragraph (3) of this Addendum.

"**FRB**" means an agreement known as a forward rate bill agreement where the Contract Amount is in Australian dollars under which:

(a) two parties agree to compensate each other if the interest rate applicable on a certain future date differs from an agreed interest rate; and

(b) one party may become obliged to deliver a negotiable instrument having certain agreed features.

"**Interest Settlement Rate**" means, unless otherwise agreed, AUD-BBR-BBSW.

"**Lender**" means the entity seeking to protect itself against a future fall in bank bill interest rates.

"**Maturity Date**" means, subject to paragraphs (4) and (5) of this Addendum, the date on which the Settlement Period ends.

"**Settlement Date**" means, subject to paragraphs (4) and (5) of this Addendum, the date on which the Settlement Period starts.

"**Settlement Period**" means the number of days from and including the Settlement Date to but not counting the Maturity Date.

"**Settlement Sum**" means the amount equal to the difference between the amounts calculated in accordance with the following formulae:

$$\frac{36500 \times A}{(D \times Is) + 36500}$$

and

$$\frac{36500 \times A}{(D \times Ic) + 36500}$$

where:

A = Contract Amount

Is = Interest Settlement Rate on the Settlement Date for the Designated Maturity (expressed as a number and not a percentage eg 8.1875 not 8.1875%)

Ic = Contract Rate (expressed as a number and not a percentage)

D = Settlement Period

"1991 Definitions" means the 1991 ISDA Definitions published by International Swap Dealers Association, Inc.

(3) **Calculation of Interest Settlement Rate**

When the Interest Settlement Rate is AUD-BBR-BBSW, then for the purpose of calculating the Interest Settlement Rate using that definition:

(a) the Reset Date is the Settlement Date; and

(b) unless otherwise agreed, the Designated Maturity (that is, the tenor of bills of exchange) is a period to be determined by the length of the Settlement Period in accordance with the following table.

Designated Maturity - tenor of	covers a Settlement Period of
one month	16 - 45 days
two months	46 - 75 days
three months	76 - 105 days
four months	106 - 135 days
five months	136 - 165 days
six months	166 - 195 days

(4) **Settlement Date and Maturity Date**

The Settlement Date and Maturity Date must each fall on one of the first to the fifteenth days of a month. If for any reason the parties agree otherwise, they must also agree on a basis for calculating the Interest Settlement Rate as if the Settlement Date or Maturity Date occurred in the early part of the month. It is expected that the parties will agree on averaging quotes for this purpose from four reference market makers.

(5) **Adjustment of Settlement Date and Maturity Date**

If the Settlement Date or the Maturity Date does not fall on a Business Day, then it is to be adjusted in accordance with the Modified Following Business Day Convention. A reference to a Business Day in the definition of Modified Following Business Day Convention in the 1991 Definitions is a reference to a Business Day as defined in this Addendum rather than as defined in the 1991 Definitions.

(6) **Cash Settlement**

On the Settlement Date:

(a) if the Contract Rate exceeds the Interest Settlement Rate, the Borrower must pay the Settlement Sum to the Lender; or

(b) if the Interest Settlement Rate exceeds the Contract Rate, the Lender must pay the Settlement Sum to the Borrower.

(7) **Physical settlement**

If the Borrower is determined by Austraclear to be a net borrower in connection with a particular Settlement Date or the Lender is determined by Austraclear to be a net lender in connection with a particular Settlement Date, then the party must comply with the FRB market conventions in connection with the physical delivery of stock on the Settlement Date.

(8) **Payments**

Payments must be made in Australian dollars on the Settlement Date. They must be made by bank cheque before 4.00 pm (local time in the place for payment) or through Austraclear, unless otherwise agreed.

(9) **Confirmations**

(a) The parties acknowledge that FRBs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated must be confirmed through Austraclear.

A confirmation through Austraclear constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(b) The definitions and provisions contained in the 1991 Definitions and in this Addendum are incorporated into each such Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(c) The following terms used in the Austraclear FRTRADE menu correspond to the following terms in this Addendum:

FRTRADE menu	**this Addendum**
Buy	Borrower
Sell	Lender
Amount	Contract Amount
Rate	Contract Rate

(d) When a party specifies in the Austraclear Menu:

(a) "B" at the "Buy/sell" item, it intends that the party is the Borrower;

(b) "L" at the "Buy/sell" item , it intends that the party is the Lender.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 8 - SYNTHETIC AGREEMENTS FOR FORWARD EXCHANGE

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every SAFE between them entered into after that time is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer to the ISDA Master Agreement or this Addendum; or

(b) state that a SAFE is governed by the terms of any other master agreement

when entering into or confirming the SAFE.

If a SAFE is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state that the SAFE is governed by the terms of any other master agreement when entering into or confirming the SAFE.

(2) **Definitions**

In this Addendum and in any Confirmation:

"Broken Date SAFE" means a SAFE for which the Forward Period is not based on the conventional value dates applicable to each subsequent month for the currencies concerned in the Sydney foreign exchange market on the Trade Date.

"Business Day" means any day (other than a Saturday or Sunday) on which banks are open for business in each of Sydney, Melbourne, Singapore and New York.

"Buyer" means the party who, under the Notional Forward, would notionally receive the Primary Currency on the Maturity Date.

"Contract Amounts" means the amounts (respectively the First Contract Amount and the Second Contract Amount) of the Primary Currency which are the subject of the SAFE.

"Contract Forward Spread" means the premium or discount agreed between the parties on the Trade Date as the premium or discount at which the parties would, as at the Trade Date, be prepared to enter into a forward foreign exchange transaction equivalent in all respects to the Notional Forward.

"**ERA**" means an agreement under which two parties agree to compensate each other at the near (settlement) date for any difference between the forward margin agreed at the dealing date and the notional forward margin prevailing on the fixing date for a specified contract period.

"**First Contract Amount**" means the amount of the Primary Currency which would notionally be exchanged on the Settlement Date, as described in paragraph (a) of the definition of Notional Forward.

"**Fixing Date**" means the Business Day which is two Business Days before the Settlement Date.

"**Forward Period**" means the period of the Notional Forward as determined by agreement between the parties on the Trade Date and being the period from (but excluding) the Settlement Date to (and including) the Maturity Date.

"**FXA**" has the same meaning as an ERA except that, unlike an ERA, a notional outright forward spread is also agreed for the settlement date.

"**Maturity Date**" means the date agreed between the parties to be the date on which the Notional Forward would notionally be completed (by means of the second exchange referred to in paragraph (b) of the definition of Notional Forward).

"**Notional Forward**" means a notional forward foreign exchange transaction between the parties under which, if it were to take place:

(a) the Seller would, on the Settlement Date and in exchange for an amount of the Primary Currency equal to the First Contract Amount, pay to the Buyer an amount in the Secondary Currency determined as follows:

(i) in the case of an ERA, by reference to the SAFE Settlement Spot Rate;

(ii) in the case of an FXA, by reference to the Outright Exchange Rate; and

(b) the Seller would, on the Maturity Date, pay to the Buyer an amount of the Primary Currency equal to the Second Contract Amount in exchange for an amount of the Secondary Currency determined as follows:

(i) in the case of an ERA, by application of the Contract Forward Spread applied to the SAFE Settlement Spot Rate;

(ii) in the case of an FXA, by application of the Contract Forward Spread to the Outright Exchange Rate.

"**Outright Exchange Rate**" means the rate as agreed between the parties on the Trade Date for Primary Currency against Secondary Currency for value on the Settlement Date (and expressed in units of Secondary Currency per unit of Primary Currency).

"Primary Currency" means the currency agreed to be such by the Buyer and Seller and being the currency in which the Contract Amounts are expressed.

"SAFE" means a transaction between parties seeking to protect themselves against future movements in foreign exchange forward spreads.

"SAFE Designated Banks" means the banks on the panel of not less than eight banks authorised to quote for the purpose of establishing the SAFE Settlement Forward Spread.

"SAFE Interest Settlement Rate" means, in respect of a Forward Period, the rate calculated on the basis of the offered rates for deposits in US Dollars for a period equivalent to the Forward Period which appear on the Reuters page specified below at the time specified below on the Fixing Date for Settlement Date value. The Reuters pages specified below are to be reviewed in the order they appear. The first of the pages which shows at least two rates is the page to be used for setting the rate. The rate for the Forward Period is the arithmetic mean of the rates on the page.

First - Reuters Screen SIBO page at 11.00 am Singapore time
Second - Reuters Screen LIBO page at 11.00 am London time
Third - Reuters Screen NYNO page at 11.00 am New York time

If none of those pages shows at least two rates at the relevant time, paragraph (5) applies.

"SAFE Settlement Forward Spread" means, in respect of a Forward Period, the spread calculated, and published, by the information vendor for the time being designated by Australian Financial Markets Association to make such calculation. The information vendor is to calculate such spread by taking the premia or discounts quoted to it by the SAFE Designated Banks as the mid market premium or discount for foreign exchange forwards equivalent to the Notional Forward as at 12 noon Sydney time on the Fixing Date for Settlement Date value, expressing each premium as a negative number and each discount as a positive number, and eliminating the two highest and the two lowest (or, in the event of equality, two of the highest or lowest as appropriate), taking the average of the remaining four rates and then (if necessary) rounding the resultant figure to four decimal places. Paragraph (5) applies if the spread is not published by this method for any reason.

"SAFE Settlement Spot Rate" means, in respect of a Forward Period, the rate calculated on the basis of the spot rates of exchange for the exchange of the Primary Currency against the Secondary Currency which appear on the Reuters Screen OZZU Page as of 12 noon Sydney time on the Fixing Date for Settlement Date value. If at least eight rates appear on the Reuters Screen OZZU Page, the rate for that Forward Period will be the arithmetic mean of such rates after eliminating the two highest and the two lowest (or, in the event of equality, two of the highest or lowest as appropriate) and rounding the resultant figure to four decimal places. If fewer than eight rates appear, paragraph (5) applies.

"Secondary Currency" means the currency agreed by the Buyer and Seller as that which, under the Notional Forward, would notionally be exchanged for the Primary Currency.

"Second Contract Amount" means the amount of the Primary Currency which in the Notional Forward would notionally be exchanged on the Maturity Date, as described in paragraph (b) of the definition of Notional Forward.

"Seller" means, the party who, under the Notional Forward, would notionally receive the Primary Currency on the Settlement Date.

"Settlement Amount" means an amount in the Secondary Currency determined in accordance with the following formula:

$$\left[A2 \times \left[\frac{(OER - SSR) + (CFS - SFS)}{1 + \frac{[L \times D]}{[100 \times B]}} \right] \right] - \left[(A1 \times (OER - SSR)) \right]$$

where:

A1 = First Contract Amount

A2 = Second Contract Amount

CFS = Contract Forward Spread

SFS = SAFE Settlement Forward Spread

OER = Outright Exchange Rate

SSR = SAFE Settlement Spot Rate

L = SAFE Interest Settlement Rate for the Secondary Currency (expressed as a number and not as a percentage)

D = Number of calendar days in the Forward Period

B = 360, or, if interest rates in respect of the Secondary Currency are calculated on a 365 day year basis, 365.

"Settlement Date" means the date agreed between the parties to be the date on which the Notional Forward would notionally be initiated (by means of the first exchange referred to in paragraph (a) of the definition of Notional Forward) provided that if the Settlement Date originally agreed upon proves not to be a Business Day, then the Settlement Date is the immediately succeeding day which is a Business Day.

"Settlement Rate" means the SAFE Interest Settlement Rate, the SAFE Settlement Forward Spread or the SAFE Settlement Spot Rate.

"Trade Date" means the date on which the SAFE is entered into by the parties.

(3) **Settlement**

On the Settlement Date:

(a) if the Settlement Amount is negative (that is, less than zero), the Seller must pay the Settlement Amount to the Buyer; or

(b) if the Settlement Amount is positive (that is, greater than zero), the Buyer must pay the Settlement Amount to the Seller.

(4) **Broken Dates**

If the parties enter into a Broken Date SAFE, the definitions of SAFE Interest Settlement Rate, SAFE Settlement Forward Spread and SAFE Settlement Spot Rate set out in paragraph (2) do not apply. Instead the parties must agree, when entering into the Broken Date SAFE, an alternative meaning for those terms.

(5) **Non-availability of Settlement Rates**

If circumstances described in a Settlement Rate definition occur which result in this paragraph (5) applying, the Settlement Rate is to be the average of not less than three rates provided to the chairman of the Australian Foreign Exchange Brokers Association by members of that Association nominated by its chairman. A certificate from the chairman specifying the rate is conclusive evidence of the rate.

(6) **Payment**

All payments must be made for value on the Settlement Date, in the Secondary Currency and in immediately available, freely transferable and freely convertible funds by credit to the account of the recipient specified by it for such purposes.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 9 - RECIPROCAL PURCHASE AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every REPO between them entered into after that time is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer to the ISDA Master Agreement or this Addendum; or

(b) state that a REPO is governed by the terms of any other master agreement

when entering into or confirming the REPO.

If a REPO is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state that the REPO is governed by the terms of any other master agreement when entering into or confirming the REPO.

(2) **Definitions**

In this Addendum and in any Confirmation:

"**Agreed Features**" means the agreed features of securities the subject of the REPO.

"**Business Day**" means a day (not being a Saturday or a Sunday) when:

(a) banks are open for business in the city where the Reciprocal Purchase Price is payable; and

(b) the Reserve Bank of Australia is conducting a clearing exchange in that city.

"**Contract Rate**" for a day means the rate to be applied to the First Purchase Price for that day in the manner described in the definition of "Reciprocal Purchase Price".

"**First Purchase Date**" unless otherwise agreed means the Trade Date.

"**First Purchase Price**" means the purchase price paid for securities under the First Transaction on the First Purchase Date.

"**First Transaction**" means the agreement referred to in the definition of "Reciprocal

Purchase Agreement" under which the Reciprocal Buyer sells securities having the Agreed Features to the Reciprocal Seller.

"Reciprocal Buyer" means the entity which agrees to buy on the Reciprocal Purchase Date securities having the Agreed Features.

"Reciprocal Purchase Agreement" or **"REPO"** means two related transactions entered into at the same time between the Reciprocal Buyer and the Reciprocal Seller:

(a) the first being the sale by the Reciprocal Buyer to the Reciprocal Seller of securities having agreed features; and

(b) the second being the subsequent purchase by the Reciprocal Buyer from the Reciprocal Seller of securities having the same features.

"Reciprocal Purchase Date" means the date on which the Second Transaction is to be completed determined in accordance with paragraph (4).

"Reciprocal Purchase Price" means an amount agreed or, in the absence of agreement:

(a) the First Purchase Price; plus

(b) for each day from and including the First Purchase Date to but excluding the Reciprocal Purchase Date an amount equal to

$$\text{First Purchase Price} \times \frac{1}{365} \times \frac{CR}{100}$$

where CR = a rate per annum being the Contract Rate (expressed as a number and not a percentage) agreed for that day.

"Reciprocal Seller" means the entity which agrees to sell on the Reciprocal Purchase Date securities having the Agreed Features.

"Second Transaction" means the agreement referred to in the definition of "Reciprocal Purchase Agreement" under which the Reciprocal Buyer buys securities having the Agreed Features from the Reciprocal Seller.

"Supplementary Confirmation" means documents or other confirming evidence exchanged between the parties confirming a variation to the REPO.

"Trade Date" means the date on which the REPO is entered into.

"Variation Date" means a day on which a variation to the REPO takes effect.

(3) Nature of a REPO

The Reciprocal Buyer acknowledges that following payment of the First Purchase Price it retains no interest in the securities transferred to the Reciprocal Seller under the First

Transaction and the Reciprocal Seller is free to deal with those securities as it sees fit. This applies even if the Reciprocal Buyer may become entitled to a payment under paragraph (8) in respect of those securities. If an entitlement arises, it represents additional consideration for the purchase of the securities sold under the First Transaction.

Both parties acknowledge that a REPO is not to be construed as giving rise to a loan by one party to the other or creating a security interest in any securities. Both parties agree to transfer legal and beneficial title to securities under First Transactions and Second Transactions free of any security interest.

(4) **Reciprocal Purchase Date**

(a) The Reciprocal Purchase Date is the Business Day either:

(i) notified by one party to the other; or

(ii) agreed between the parties.

(b) If the Reciprocal Purchase Date is to be notified by one party to the other:

(i) the notification may be oral;

(ii) the notification must be given not later than 11.00 am (local time in the place for notification) on a Business Day if settlement is required on that Business Day; and

(iii) if both parties notify a Reciprocal Purchase Date, the date specified by the Reciprocal Buyer prevails.

(5) **Varying the Contract Rate**

The Contract Rate agreed on the Trade Date applies for the Trade Date and each following day until otherwise agreed. The Contract Rate agreed on a Variation Date applies for that Variation Date and each following day until otherwise agreed.

(6) **Settlement**

(a) On the First Purchase Date:

(i) the Reciprocal Buyer must deliver to the Reciprocal Seller signed transfers for securities having the Agreed Features or otherwise transfer securities having the Agreed Features to the Reciprocal Seller by a method acceptable to the Reciprocal Seller; and

(ii) the Reciprocal Seller must pay the First Purchase Price to the Reciprocal Buyer.

(b) On the Reciprocal Purchase Date:

(i) the Reciprocal Seller must deliver to the Reciprocal Buyer signed transfers for securities having the Agreed Features or otherwise transfer securities having the Agreed Features or otherwise transfer securities having the

Agreed Features to the Reciprocal Buyer by a method acceptable to the Reciprocal Buyer; and

(ii) the Reciprocal Buyer must pay the Reciprocal Purchase Price to the Reciprocal Seller.

(7) **Payments**

Payments must be made in Australian dollars. They must be made on the due date by bank cheque before 4.00 pm (local time in the place for payment) or through Austraclear or RITS, unless otherwise agreed.

(8) **Adjustments**

If the date when books are closed for determining entitlement to the next coupon or other income distribution for securities having the Agreed Features occurs after securities having the Agreed Features are bought by the Reciprocal Seller under the First Transaction and before securities having the Agreed Features are transferred to the Reciprocal Buyer on the Reciprocal Purchase Date, then the Reciprocal Seller must pay to the Reciprocal Buyer an amount equal to the coupon or other income distribution on the day the coupon or other income distribution is paid by the issuer of securities having the Agreed Features.

(9) **Confirmations**

The parties acknowledge that REPOs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated and variations to REPOs may be confirmed by various methods including, without limitation, the following:

Electronic clearing house system (if available)
Telephone
Letter
Telex
Reuters direct dealing system
Telerate trading service
Facsimile

A confirmation of a REPO or a confirmation of a variation to a REPO produced by any of these methods in accordance with market conventions constitutes a Confirmation or Supplementary Confirmation for the purpose of this Agreement. Each such Confirmation or Supplementary Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

The definitions and provisions contained in this Addendum are incorporated into each such Confirmation and Supplementary Confirmation. If there is an inconsistency between this Addendum and any such Confirmation or Supplementary Confirmation, the Confirmation or Supplementary Confirmation will govern.

MARCH 1994
AUSTRALIAN ADDENDUM No. 11 - COMMODITY TRANSACTIONS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every Commodity Transaction between them entered into after that time is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer to the ISDA Master Agreement or this Addendum; or

(b) state that a Commodity Transaction is governed by the terms of any other master agreement

when entering into or confirming the Commodity Transaction.

If a Commodity Transaction is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state that the Commodity Transaction is governed by the terms of any other master agreement when entering into or confirming the Commodity Transaction.

(2) **Confirmations**

(a) The parties acknowledge that Commodity Transactions governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated may be confirmed by various methods including, without limitation, the following:

Telex
Letter
Reuters direct dealing system
Telerate trading service
Facsimile

(b) A confirmation produced by any method constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(c) The parties acknowledge that some Confirmations may describe some items by a term other than the defined term in this Addendum or in the 1993 ISDA Commodity Derivative Definitions. For example:

"Settlement Date" may be referred to as "Maturity Date" or "Value Date"; and

"Floating Price" may be referred to as "Reference Price".

In any case where the intention is clear that a term used in a Confirmation is intended to specify the particulars for a defined term in this Addendum or the 1993 ISDA Commodity Derivative Definitions, then that term is to be deemed to be that defined term.

(d) References to ounces in relation to precious metals in a Confirmation are references to troy ounces.

(3) **Definitions**

(a) The definitions and provisions contained in the 1991 ISDA Definitions, the 1993 ISDA Commodity Derivative Definitions and in this Addendum are incorporated into each Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(b) In this Addendum "Commodity Transaction" means any transaction which is or is described in its confirmation as a forward commodity transaction, a spot commodity transaction or a commodity option whether or not the Settlement Date is fixed and any other type of transaction falling within the meaning of "Transaction" in the 1993 ISDA Commodity Derivative Definitions. "Commodity Transaction" also means any other type of transaction which the parties agree to be a Commodity Transaction.

(c) Each Commodity Transaction is a "Transaction" for the purpose of the ISDA Master Agreement in which this Addendum is incorporated.

(d) In this Addendum references to the 1991 ISDA Definitions and the 1993 ISDA Commodity Derivative Definitions are references to those publications as published by the International Swaps and Derivatives Association, Inc.

(4) **Certain definitions and other provisions relating to forward commodity contracts and spot commodity contracts**

(a) The following definitions apply to any transaction which is, or is described in its confirmation as, a forward commodity contract or a spot commodity contract (whether or not the Settlement Date is fixed).

"Buyer" means the party specified as buyer in the Confirmation.

If **"Cash Settlement"** is specified to be applicable, it means that:

(i) the Buyer must pay the Cash Settlement Amount to the Seller on the Settlement Date, if the Final Settlement Price exceeds the Floating Price; or

(ii) the Seller must pay the Cash Settlement Amount to the Buyer on the Settlement Date, if the Floating Price exceeds the Final Settlement Price.

"**Cash Settlement Amount**" means, unless the parties otherwise specify in the Confirmation, the absolute value of an amount calculated in accordance with the following formula:

Quantity (expressed as a number) x the difference between the Final Settlement Price and the Floating Price

"**Final Settlement Price**" means the price per Unit which the Seller would receive on the Settlement Date in accordance with the agreement between the parties if the Commodity were to be physically delivered.

"**Fixed Amount**" means, unless the parties otherwise specify in the Confirmation, an amount equal to the Quantity multiplied by the Final Settlement Price.

If "**Physical Settlement**" is specified to be applicable, it means the Seller must deliver the Quantity to the Buyer on the Settlement Date and the Buyer must pay the Fixed Amount to the Seller on the Settlement Date.

"**Quantity**" means the quantity (expressed in Units) of the Commodity the subject of the Transaction.

"**Seller**" means the party specified as seller in the Confirmation.

"**Spot Price**" means the spot price for a Commodity agreed to be prevailing on the Trade Date, expressed as a price per relevant Unit for settlement within two Business Days after the Trade Date.

(b) When a Commodity Transaction is, or is described in its confirmation as, a floating forward transaction, then the Settlement Date is to be a Business Day elected by the Seller (which election is to be made by giving the Buyer at least two Business Days' notice).

(5) **Certain definitions relating to commodity options**

The following definitions apply to any Transaction which is or is described in its confirmation as a commodity option and for which there is no "Physical Settlement" procedure specified in Article 8 of the 1993 ISDA Commodity Derivative Definitions. Such a Transaction is also an "Option" for the purpose of the 1993 ISDA Commodity Derivative Definitions.

"**Expiration Time**" means the latest time on the Expiration Date at which the Seller will accept a Notice of Exercise.

"**Fixed Amount**" means, unless the parties otherwise specify in the Confirmation, an amount equal to the Quantity (expressed as a number) multiplied by the Strike Price per Unit.

If "**Physical Settlement**" is specified to be applicable to the commodity option, it means that the Seller grants to the Buyer the right to cause Seller to either, depending on whether the commodity option is a Put or a Call, purchase or deliver the Quantity on the Settlement Date in return for the Fixed Amount. In those circumstances, for the purpose of Section 8.3 of the 1993 ISDA Commodity Derivative Definitions, the definition of:

(a) "Call" is to be taken to mean an Option entitling, but not obligating, the Buyer to purchase from the Seller on the Settlement Date, the Quantity in exchange for the Fixed Amount; and

(b) "Put" is to be taken to mean an Option entitling, but not obligating, the Buyer to sell to the Seller on the Settlement Date, the Quantity in exchange for the Fixed Amount.

"Quantity" means the quantity (expressed in Units) of the Commodity the subject of the Transaction.

(6) **Physical Settlement**

When "Physical Settlement" is specified to be applicable to a Commodity Transaction, the following provisions apply:

(a) if the Commodity Transaction requires the delivery of gold or silver, then the gold or silver must comply with the rules of the London Bullion Market Association relating to good delivery and fineness ;

(b) Section 2(c) of this Agreement is amended by:

(i) adding the words "or deliverable" after "payable" in lines 1,6, 8, 10 and 11;

(ii) adding the words "or, in the case of delivery obligations, the same commodity" after "in the same currency" in line 2 and 10; and

(iii) adding the words "or delivery" after "payment" in line 4; and

(iv) adding the words "or deliver" after "pay" in line 8;

(c) in addition to the representations contained in Section 3 of this Agreement, each party will be deemed to have represented to the other party at the time it delivers any commodity to the other party pursuant to this Agreement, that it has full legal and beneficial title to that commodity and it delivers the same free and clear of any security interest, claim, lien or encumbrance of any kind;

(d) the definition of "Tax" in Section 14 of this Agreement is amended by adding "or delivery" after "of any payment";

(e) either party may change the place nominated by it to receive delivery of a Commodity by giving notice to the other party at least five Business Days before the scheduled date for the delivery unless the other party gives timely notice of a reasonable objection to the change. The party nominating the change must pay the other party any additional costs incurred by the other party in changing the place of delivery; and

(f) subject to the amendments in this Addendum, and to the extent the context does not otherwise require, all other references (if any) in this Agreement to "payment", "payments", "pay", "paid" and "payable" are deemed to include references to "delivery", "deliveries", "deliver", "delivered" and "deliverable", respectively.

MARCH 1994
AUSTRALIAN ADDENDUM No. 12 - NON-A$ FORWARD RATE AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every Non-A$ FRA between them (whether entered into before or after that time) is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer or referred to the ISDA Master Agreement or this Addendum; or

(b) state or stated that a Non-A$ FRA is governed by any other terms (including, without limitation, the FRABBA Terms)

when entering into or confirming the Non-A$ FRA.

If a Non-A$ FRA is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then no other terms (including, without limitation, the FRABBA terms) apply to it even if the parties state or stated that the FRA is governed by any other terms when entering into or confirming the Non-A$ FRA.

(2) **Definitions**

In this Addendum and in any Confirmation:

"**FRABBA Terms**" means the London Interbank Forward Rate Agreements Recommended Terms and Conditions as published by British Bankers' Association.

"**Borrower**" means the entity seeking to protect itself against a future rise in interest rates.

"**Business Day**" means a day (not being a Saturday or a Sunday) when banks are open for business in the city or cities where amounts are or are potentially payable.

"**Contract Amount**" means the notional amount on which the calculation of the Settlement Sum is based.

"**Contract Currency**" means the currency in which the Non-A$ FRA is based.

"**Contract Rate**" means the agreed forward rate of interest for the Settlement Period.

"**Deal Date**" means the date on which the Non-A$ FRA is negotiated.

"**Fixing Date**" means the day which is two Business Days before the Settlement Date. However, when the Contract Currency is Pounds Sterling or New Zealand Dollars, the Fixing Date and the Settlement Date are the same.

"**Interest Settlement Rate**" means, unless otherwise agreed, the rate for the Contract Currency and Settlement Period as shown on Telerate page 3750.

"**Lender**" means the entity seeking to protect itself against a future fall in interest rates.

"**Maturity Date**" means, subject to paragraph (3) of this Addendum, the date on which the Settlement Period ends.

"**Non-A$ FRA**" means an agreement known as a forward rate agreement where the Contract Currency is other than Australian dollars under which two parties agree to compensate each other if the interest rate applicable on a certain future date differs from an agreed interest rate.

"**Settlement Date**" means, subject to paragraph (3) of this Addendum, the date on which the Settlement Period starts.

"**Settlement Period**" means the number of days from and including the Settlement Date to but not counting the Maturity Date.

"**Settlement Sum**" means:

- for all Contract Currencies other than New Zealand Dollars, the amount calculated in accordance with the following formula:

$$\frac{(Ic - Is) \times D \times A}{(B \times 100) + (Is \times D)}$$

- where the Contract Currency is New Zealand Dollars, the amount equal to the difference between the amounts calculated in accordance with the following formulae:

$$\frac{36500 \times A}{(D \times Is) + 36500}$$

and

$$\frac{36500 \times A}{(D \times Ic) + 36500}$$

where:

A = Contract Amount

Is = Interest Settlement Rate on the Fixing Date (expressed as a number and not a percentage eg 8.1875 not 8.1875%)

Ic = Contract Rate (expressed as a number and not a percentage)

D = Settlement Period

B = 360 or 365 depending on market custom for the relevant currency.

"1991 Definitions" means the 1991 ISDA Definitions published by International Swaps and Derivatives Association, Inc.

(3) **Adjustment of Settlement Date and Maturity Date**

If the Settlement Date or the Maturity Date does not fall on a Business Day, then it is to be adjusted in accordance with the Modified Following Business Day Convention. A reference to a Business Day in the definition of Modified Following Business Day Convention in the 1991 Definitions is a reference to a Business Day as defined in this Addendum rather than as defined in the 1991 Definitions.

(4) **Settlement**

On the Settlement Date:

(a) if the Contract Rate exceeds the Interest Settlement Rate, the Borrower must pay the Settlement Sum to the Lender; or

(b) if the Interest Settlement Rate exceeds the Contract Rate, the Lender must pay the Settlement Sum to the Borrower.

(5) **Payments**

Payments must be made for value on the Settlement Date. They must be made in the Contract Currency in immediately available, freely transferable and freely convertible funds by credit to the payee's specified account.

(6) **Confirmations**

(a) The parties acknowledge that Non-A$ FRAs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated may be confirmed by various methods including, without limitation, the following:

Telephone
Telex
Letter
SWIFT MT340 messages
Reuters direct dealing system
Telerate trading service
Facsimile

A confirmation produced by any method in accordance with market conventions constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(b) The definitions and provisions contained in the 1991 Definitions and in this Addendum are incorporated into each Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(c) The parties acknowledge that some Confirmations may describe some items by a term other than the defined term in this Addendum. For example:

"Contract Amount" may be referred to as "Face Value", "Notional Amount" or "Amount";

"Contract Rate" may be referred to as "Rate";

"Settlement Period" may be referred to as "Contract Period".

In any case where the intention is clear that a term used in a Confirmation is intended to specify the particulars for a defined term in this Addendum, then that term is to be deemed to be that defined term in this Addendum.

recipient notifies the sender within one Local Business Day of the facsimile being sent that the facsimile was not received in its entirety in legible form;"

(i) Section 14 is modified by inserting new definitions as follows:

"**Guarantee and Indemnity**" means the deed so entitled dated on or about the date of this Agreement between Party A and Preston Resources NL (ACN 003 207 467).

"**Security Trust Deed**" means the deed to be entered into after the date of this Agreement entitled "Security Trust Deed (Preston Nickel Security Trust)" between Party B, Preston Resources NL and others as Obligors and Perpetual Trustee Company Limited (ACN 000 001 007) as security trustee."

"**Senior Finance Document**" has the meaning in the Security Trust Deed.

(j) A new Section 15 is inserted as follows:

"**15. Relationship between parties**

Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):-

(a) *Non-Reliance.* It is acting for its own account, and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction: it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Transaction.

(b) *Assessment and Understanding.* It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the risks of that Transaction.

(c) *Status of Parties.* The other party is not acting as a fiduciary for or an adviser to it in respect of that Transaction."

(k) **Escrow Payments.** If (whether by reason of the time difference between the cities in which payments are to be made or otherwise) it is not possible for simultaneous payments to be made on any date on which both parties are required to make payments hereunder, either party may at its option and in its sole discretion notify the other party that payments on that date are to be made in escrow (such party being the "**Appointing Party**"). In this case, deposit of the payment due earlier on that date will be made by

2.00 pm (local time at the place for the earlier payment) on that date with an escrow agent selected by the Appointing Party, accompanied by irrevocable payment instructions (i) to release the deposited payment to the intended recipient upon receipt by the escrow agent of the required deposit of the corresponding payment from the other party on the same date accompanied by irrevocable payment instructions to the same effect, or (ii) if the required deposit of the corresponding payment is not made on that same date, to return the payment deposited to the party that paid it into escrow. The Appointing Party will pay all costs of the escrow arrangements.

The Appointing Party will bear the risk of any failure of the bank it nominates to be its escrow agent to fully and promptly perform the obligations of such escrow agent as contemplated in this Part 5(k). Any amounts payable under this Agreement by the Appointing Party which are not received by the other party hereto on the due date will remain due and payable by the Appointing Party as of such date. Any amounts due from the other party, which have been paid to the escrow agent in accordance with this Part 5(k) (and any instructions in connection therewith given by the Appointing Party) shall be treated as having been paid by such other party and received by the Appointing Party as of the date on which they were paid to the Appointing Party's escrow agent.

(l) **Inconsistency.** Unless otherwise specified in this Agreement, the relevant document first listed below shall govern in the event of any inconsistency between the following documents:-

(i) the Confirmation;
(ii) the Schedule;
(iii) the Addenda referred to in Part 5(o);
(iv) in respect of any Transaction which is an FX Transaction, the 1992 FX Definitions (as defined in Part 6 hereof);
(v) in respect of any Transaction which is a Commodity Transaction, the 1993 Commodity Definitions (as such terms are defined in Part 7 of this Schedule);
(vi) in respect of any Transaction which is a Bullion Transaction, the 1997 Bullion Definitions (as such terms are defined in Part 7) of this Schedule);
(vii) the 1991 Definitions;
(viii) the printed form of ISDA Master Agreement.

(m) **Transactions made subject to Market Rules.** All Transactions which are effected under the rules, regulations, customs and practices (the "Rules") of any applicable exchange, clearing house or other organisation or market will be subject to the Rules of the applicable exchange, clearing house or other organisation or market. In the event of any conflict between this Part 5(m) and any other provision of this Agreement, this Part 5(m) shall prevail. For the avoidance of doubt the "Rules" will include, in relation to any Transaction, and their applicability to this Part 5(m), any exercise by any exchange, clearing house or other organisation or market of any power or authority conferred on it in accordance with its regulations or any ruling by it under any regulation which affects or applies to the parties.

(n) **Incorporation of Protocol Terms.** The parties agree that the definitions and provisions contained in Annexes 1 to 5 and Section 6 of the EMU Protocol published by the International Swaps and Derivatives Association, Inc. on 6th May, 1998 are incorporated into and apply to this Agreement.

(o) The following addenda to Schedule to master Agreement of International Swaps and Derivatives Association, Inc in the form of the copies attached to this Agreement are deemed to be incorporated in this Agreement:

- September 1991 Australian Addendum No. 1 (as amended in September 1992) - Interest Rate Caps, Collars and Floors
- September 1991 Australian Addendum No. 2 (as amended in September 1992 and March 1994 and March 1997) - Swaptions
- September 1991 Australian Addendum No. 3 (as amended in September 1992 and March 1997) - Bond Options
- September 1992 Australian Addendum No. 6 - A$ Forward Rate Agreements
- September 1992 Australian Addendum No. 7 - Forward Rate Bill Agreements
- September 1992 Australian Addendum No. 8 - Synthetic Agreements for Forward Exchange
- September 1992 Australian Addendum No. 9 - Reciprocal Purchase Agreements
- March 1994 Australian Addendum No. 11 - Commodity Transactions
- March 1994 Australian Addendum No. 12 - Non-A$ Forward Rate Agreements

Part 6. Additional Terms for FX Transactions and Currency Options.

(a) **Incorporation of 1992 ISDA FX and Currency Option Definitions.**

The definitions and provisions contained in the 1992 ISDA FX and Currency Option Definitions (the "**1992 FX Definitions**") as published by the International Swaps and Derivatives Association Inc., are incorporated into any Confirmation, with respect to FX Transactions or Currency Options, which supplements and forms part of this Agreement, and all capitalised terms used in a Confirmation shall have the meaning set forth in the 1992 FX Definitions, unless otherwise defined in a Confirmation.

(b) **Amendments to the 1992 ISDA FX and Currency Option Definitions.** The following amendments are to be made to the 1992 FX Definitions:

(i) Section 2.2 of the 1992 FX Definitions is amended by the addition of the following definitions with respect to Currency Options only:-

"Call" A "Call" shall mean a Currency Option entitling, but not obligating, the Buyer to purchase from the Seller at the Strike Price a specified quantity of the Call Currency.

"Put" A "Put" shall mean a Currency Option entitling, but not obligating, the Buyer to sell to the Seller at the Strike Price a specified quantity of the Put Currency.

(ii) Section 2 of the 1992 FX Definitions is hereby amended by the addition of the following as a new Section 2.5:

"**Section 2.5 Terms relating to Payment of a Premium**

(a) Unless otherwise agreed in writing by the parties, the Premium related to a Currency Option shall be paid in freely transferable funds on its Premium Payment Date.

(b) If a Premium is not received on the Premium Payment Date, the Seller may elect; (i) to accept a late payment of such Premium whereupon the Buyer shall pay interest on such Premium in the same currency as such Premium from the day such Premium was due until the day paid at the Default Rate; or (ii) to give written notice of such non-payment and, if such payment shall not be received within two (2) Local Business Days of such notice, treat the related Currency Option as void whereupon the Buyer shall pay all out-of-pocket costs and actual damages incurred in connection with such unpaid or late Premium or void Currency Option, including without limitation, interest on such Premium in the same currency as such Premium at the then prevailing market rate and any other costs or expenses incurred by the Seller in covering its obligations (including, without limitation, a delta hedge) with respect to such Currency Option ; or (iii) to give written notice of such non-payment and, if such payment shall not be received within two (2) Local Business Days of such notice, treat such non-payment as an Event of Default under Section 5(a)(i)."

(iii) Section 2 of the 1992 FX Definitions is further amended by the addition of the following as a new Section 2.6:-

Section 2.6 Discharge and Termination of Options. Unless otherwise agreed, any Call Option or any Put Option written by a party will automatically be terminated and discharged, in whole or in part, as applicable, against a Call Option or a Put Option, respectively, written by the other party, such discharge and termination to occur automatically upon the payment in full of the last Premium payable in respect of such Currency Options; provided that such termination and discharge may only occur in respect of Currency Options:

(A) each being with respect to the same Put Currency and the same Call Currency;
(B) each having the same Expiration Date and Expiration Time;
(C) each being of the same style, i.e., either both being American Style Options or both being European Style Options;
(D) each having the same Strike Price;
(E) neither of which shall have been exercised by delivery of a Notice of Exercise;
(F) which are entered into by the same Offices of the Parties; and
(G) which are otherwise identical in terms that are material for the purposes of offset and discharge;

and, upon the occurrence of such termination and discharge, neither party shall have any further obligation to the other party in respect of the relevant Currency Options or, as the case may be, parts thereof so terminated and discharged. In the case of a partial termination and discharge (i.e., where the relevant Currency Options are for different amounts of the Currency Pair), the remaining portion of the Currency Option which is partially discharged and terminated shall continue to be a Currency Option for all purposes of this Agreement.

(c) **Confirmations.** Any FX Transaction or Currency Option into which the parties may before the date of this Agreement have entered, or may in the future enter, where the relevant Confirmation on its face does not expressly exclude the application of this Agreement, shall (to the extent not otherwise provided for in this Agreement) be subject to, governed by and construed in accordance with this Agreement (in substitution for any existing terms, if any, whether express or implied). Each such FX Transaction and Currency Option shall be a Transaction, and the documents and other confirming evidence (including electronic messages on an electronic messaging service) exchanged between the parties confirming such FX Transaction or Currency Option shall each be a Confirmation (even where not so specified therein), for the purposes of this Agreement.

(d) **Payment Instructions.** All payments made hereunder in respect of FX Transactions and Currency Options shall be made in accordance with the standing payment instructions provided by the parties (or as otherwise specified in the relevant Confirmation).

Part 7. Additional Provisions for Commodity Derivative Transactions.

(a) **Base Metal Transactions.**

(i) This Part 7 (a) sets out the additional terms and conditions for Base Metal Transactions (as defined in this Part 7 (a)). Unless otherwise agreed in writing by the parties, each Base Metal Transaction (as defined in this Part 7 (a)) entered into on or after the date of this Agreement between the parties shall be governed by this Agreement.

(ii) **Additional Definitions for Base Metals Transactions.**

"**Base Metal**" means aluminium, copper, lead, nickel, tin or zinc or such other base metals as the parties agree.

"**Base Metal Transaction**" means any transaction between the parties that is a cash-settled or physically-settled Base Metal spot or forward trade or option, or cash-settled or physically settled Base Metal swap, cap, collar, floor or swaption.

(iii) **Commodity Definitions.** The 1993 Commodity Derivatives Definitions (the "**Commodity Definitions**") as published by ISDA are incorporated into this Agreement by reference with respect to any "Transactions" (as defined by the Commodity Definitions) in aluminium, copper, lead, nickel, tin and zinc, except as otherwise specifically provided in a Confirmation. In the event of any inconsistency between the 1991 Definitions and the Commodity Definitions with respect to such Transactions, the Commodity Definitions will prevail. All terms used in this Part 7(a) that are not otherwise defined shall have the meanings given to them in the Commodity Definitions.

(iv) **Market Disruption Events.** In lieu of Section 7.4(d) of the Commodity Definitions the "Market Disruption Events" specified in Section 7.4(c)(i), (c)(ii), (c)(iii), (c)(iv), (c)(v), and (c)(viii) of the Commodity Definitions shall apply, except as otherwise specified in the relevant Confirmation.

(v) **Additional Market Disruption Events.** "Additional Market Disruption Events" shall apply only if so specified in the relevant Confirmation.

(vi) **Disruption Fallbacks.** The following "Disruption Fallbacks" specified in Section 7.5(c) of the Commodity Definitions shall apply, in the following order, except as otherwise specified in the relevant Confirmation:

(1) "Postponement," with three Commodity Business Days as the Maximum Days of Disruption;

(2) "Fallback Reference Price" (if the relevant parties have specified an alternate Commodity Reference price in the Confirmation);

The Relevant Price will be determined and calculated as set forth in the definition "Commodity-Reference Dealers", with each party selecting in good faith two unaffiliated Reference Dealers in the relevant market;

(3) "Negotiated Fallback"; and

(4) "No Fault Termination"; provided that Section 7.5(c)(iii) of the Commodity Definitions is hereby amended by adding in the sixth line thereof after the word "Confirmation" and before the period:

"and the Transaction to which the Disruption Fallback is applicable is an Affected Transaction"

(vii) **Trading Suspension.** Clause (ii) of Section 7.4(c) of the Commodity Definitions is hereby amended by the addition of the following:

"For these purposes, a suspension of trading on any Commodity Business Day shall be deemed to be material in the event that: (i) as a result of such suspension, all trading in such contract on such day is suspended for the entire day or (ii)(A) as a result of such suspension, all trading in such contract on such day opens, but ceases prior to, and does not recommence for, the regularly scheduled close of trading in such contract, and (B) such suspension is announced less than one hour preceding its commencement."

(viii) **Trading Limitation.** Clause (viii) of Section 7.4(c) of the Commodity Definitions is hereby amended by the addition of the following:

"For these purposes, a limitation of trading on any Commodity Business Day shall be deemed to be material in the event that the relevant Exchange establishes or has established limits on the range within which the price of the Futures Contract may fluctuate and the closing or settlement price of such Futures Contract on such day is at the upper or lower limit of that range."

(b) **Bullion Transactions.**

(i) This Part 7(b) sets out the additional terms and conditions for Bullion Transactions (as defined in this Part 7(b)). Unless otherwise agreed in writing by the parties, each Bullion Transaction (as defined in this Part 7(b)) entered into on or after the date of this Agreement between the parties shall be governed by this Agreement.

(ii) **Additional Definitions for Bullion Transactions.**

"**Bullion**" means gold, palladium, platinum, silver or such other precious metals as the parties agree.

"**Bullion Transaction**" means any transaction between the parties that is a cash-settled or physically-settled Bullion spot or forward trade or option, or cash-settled or physically settled Bullion swap, cap, collar, floor or swaption.

(iii) **Bullion Definitions.** The 1997 ISDA Bullion Definitions (the "**Bullion Definitions**") are incorporated into this Agreement by reference with respect to any "Bullion Transactions" (as defined in this Part 7(b)) in gold, palladium, platinum, and silver except as otherwise specifically provided in a Confirmation. In the event of any inconsistency between the 1991 Definitions and the Bullion Definitions with respect to such Bullion Transactions, the Bullion Definitions will prevail. All terms used in this Part 7(b) that are not otherwise defined shall have the meanings given to them in the Bullion Definitions.

(c) **Commodity Transactions.**

The following provisions apply to any Transaction which is a Commodity Transaction (as defined in March 1994 Australian Addendum No. 11 - Commodity Transactions):

(i) When there is a single Pricing Date for a Calculation Period for a Commodity Transaction, it is subject to adjustment in accordance with the Modified Following Commodity Business Day Convention.

(ii) The Settlement Date for any Commodity Transaction is subject to adjustment in accordance with the Modified Following Commodity Business Day Convention.

(iii) The Premium Payment Date for any Commodity Transaction is subject to adjustment in accordance with the Modified Following Commodity Business Day Convention.

(iv) If the Confirmation for a forward commodity contract specifies that both Physical Settlement and Cash Settlement are applicable to the forward commodity contract, then the Seller must notify the Buyer not less than two Business Days before the Settlement Date whether Physical Settlement or Cash Settlement applies. On delivery to the Buyer of that notice the right granted under the option to settle by the other method terminates. If the Seller fails to give such a notice, the Seller will be deemed to have specified Cash Settlement.

(v) If the Confirmation for a commodity option specifies that both Physical Settlement and Cash Settlement are applicable to the commodity option and if the Seller of the commodity option elects to exercise the commodity option, then the Seller must specify in the Notice of Exercise whether Physical Settlement or Cash Settlement applies. On delivery to the Buyer of the Notice of Exercise specifying a method of settlement, the right granted under the commodity option to settle by the other method terminates. If the Seller fails to specify a method of settlement in the notice, the Seller will be deemed to have specified Cash Settlement.

(vi) Automatic Exercise is inapplicable to any commodity option.

(vii) The places to apply for the purpose of the definition of Business Days are New York, London and Perth.

(viii) Section 2(e) of this Agreement is amended by:

(1) adding "or delivery" after "payment" in lines 3, 5 and 6;

(2) adding after "overdue amount" in line 4 the words:

"(or, in the case of a delivery, on a United States Dollar amount equivalent to the market value of the item to be delivered as determined by the non-defaulting party at the time of default)"

(3) adding "or, in the case of a delivery, in United States Dollars" after "the same currency as the overdue amount" in lines 4 and 5; and

(4) deleting the last sentence.

Barclays Bank PLC

By: ______________________

Name: ______________________

Title: ______________________

Preston Nickel Holdings Pty Ltd

By: Larry Barnett

Name: Larry Barnett

Title: Attorney

SEPTEMBER 1991
AUSTRALIAN ADDENDUM No. 1
(AS AMENDED IN SEPTEMBER 1992 AND MARCH 1997) - INTEREST RATE CAPS, COLLARS AND FLOORS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

This Addendum applies to any Transaction described in its Confirmation as a "Rate Cap Transaction", "Rate Collar Transaction" or "Rate Floor Transaction".

(1) **Swap Basis.** If the Calculation of Floating Amount is specified as "Swap Basis", Article 6.1 of the 1991 Definitions published by International Swap Dealers Association, Inc ("1991 Definitions") applies to the Transaction.

For a Rate Cap Transaction or the Rate Cap part of a Rate Collar Transaction to which Swap Basis applies, if the Cap Rate is less than the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

For a Rate Floor Transaction or the Rate Floor part of a Rate Collar Transaction to which Swap Basis applies, if the Floor Rate exceeds the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

(2) **FRA Basis.** If the Calculation of Floating Amount is specified as "FRA Basis", Article 6.1 of the 1991 Definitions does not apply to the Transaction. Instead the Floating Amount payable on a Payment Date:

(i) for a Rate Cap Transaction or the Rate Cap part of a Rate Collar Transaction, is to be calculated in accordance with the formula in paragraph (3) of this Addendum; and

(ii) for a Rate Floor Transaction or the Rate Floor part of a Rate Collar Transaction is to be calculated in accordance with the formula in paragraph (4) of this Addendum.

(3) Floating Amount - Rate Cap Transaction

$$FA = NA \times 36500 \times \left[\frac{(1)}{(36500 + (CR \times N))} - \frac{(1)}{(36500 + (F \times N))} \right]$$

where

FA = Floating Amount

NA = Notional Amount

N = actual number of days in the Calculation Period in respect of which payment is being made

CR = Cap Rate

F = Floating Rate (plus or minus the Spread, if any) calculated on an assumption that Article 6.2(a)(i) of the 1991 Definitions did not exist

If the Cap Rate is less than the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

(4) **Floating Amount - Rate Floor Transaction**

$$FA = NA \times 36500 \times \left[\frac{(1)}{(36500 + (F \times N))} - \frac{(1)}{(36500 + (FR \times N))}\right]$$

where

FA = Floating Amount

NA = Notional Amount

N = actual number of days in the Calculation Period in respect of which payment is being made

FR = Floor Rate

F = Floating Rate (plus or minus the Spread, if any) calculated on an assumption that Article 6.2(a)(i) of the 1991 Definitions did not exist

If the Floor Rate exceeds the Floating Rate, then the Floating Rate Payer must pay the Floating Amount to the Fixed Rate Payer.

(5) **Fixed Amount adjustment.** If the Fixed Rate Payment Date is adjusted in accordance with a Business Day Convention, then the Fixed Amount is to be adjusted in accordance with the formula

$$A = P \times \frac{SR}{100} \times \frac{N}{365}$$

where:

A = Amount by which the Fixed Amount is to be adjusted

P = The original amount of the Fixed Amount

SR = The rate for the period of the adjustment determined pursuant to the undue enrichment procedures of Australian Bankers Association

N = The number of days of the adjustment

Paragraph (6) is the same as paragraph (3) of the May 1989 Addendum published by International Swap Dealers Association Inc.

(6) For purposes of the determination of a Market Quotation for a Terminated Transaction in respect of which a party ("X") had, immediately prior to the designation or occurrence of the relevant Early Termination Date, no future payment obligations, whether absolute or contingent, under Section 2(a)(i) of this Agreement with respect to the Terminated Transaction:

(i) the quotations obtained from Reference Market-makers shall be such as to preserve the economic equivalent of the payment obligations of the party ("Y") that had, immediately prior to the designation or occurrence of the relevant Early Termination Date, future payment obligations, whether absolute or contingent, under Section 2(a)(i) of this Agreement with respect to the Terminated Transaction; and

(ii) if X is making the determination such amounts shall be expressed as positive amounts and if Y is making the determination such amounts shall be expressed as negative amounts.

SEPTEMBER 1991
AUSTRALIAN ADDENDUM No. 2
(AS AMENDED IN SEPTEMBER 1992 AND MARCH 1994 AND MARCH 1997) - SWAPTIONS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

This Addendum applies to any Transaction described in its Confirmation as a "Swaption".

(1) **Cash Settlement Amount.** If Cash Settlement is applicable, the Cash Settlement Amount is the value of the Underlying Swap Transaction at the Relevant Time* as determined by:

(a) the Calculation Agent; or

(b) if the parties do not agree on the value determined by the Calculation Agent, the following method. The Calculation Agent is to determine a value of the Underlying Swap Transaction using the method set out in the definition of "Market Quotation" in Section 14 of this Agreement except that the Calculation Agent must request Reference Market-makers to quote at the mid-market rate. The value of the Underlying Swap Transaction is the Market Quotation determined by the Calculation Agent.

If Reference Market-makers are specified in the Confirmation, then quotes are to be sought only from those Reference Market-makers.

If no Calculation Agent is specified in the Confirmation, then the Calculation Agent for the purpose of determining the Cash Settlement Amount is the Seller.

*For a European Option, the "Relevant Time" is the Expiration Time. For an American Option, the "Relevant Time" is the time when the Notice of Exercise is delivered.

(2) **Premium or Cash Settlement Amount adjustment.** If the Premium Payment Date or Cash Settlement Payment Date is adjusted in accordance with a Business Day Convention, then the Premium or Cash Settlement Amount is to be adjusted in accordance with the formula:

$$A = P \times \frac{SR}{100} \times \frac{N}{365}$$

where:

A = Amount by which the Premium or Cash Settlement Amount is to be adjusted

P = The original amount of the Premium or Cash Settlement Amount

SR = The rate for the period of the adjustment determined pursuant to the undue enrichment procedures of Australian Bankers Association.

N = The number of days of the adjustment

(3) **Notice of Exercise.** A Notice of Exercise should specify:

(i) the name of the Buyer;

(ii) the name of the Seller;

(iii) whether the Swaption is to pay or receive the Fixed Rate;

(iv) the Fixed Rate;

(v) the Notional Amount;

(vi) the Expiration Date;

(vii) the Termination Date;

(viii) the Trade Date.

(4) **Written Confirmation.** Written Confirmation is applicable.

(5) **Exercise Period for American Option.** The Exercise Period for an American Option is any date from and including the Trade Date to and including the Expiration Date.

(6) **Non payment of Premium.** Unless otherwise agreed a purported exercise of the Swaption is not effective if the Premium due for payment before the purported exercise has not been paid in full.

Paragraph (7) is the same as paragraph (4) of the July 1990 Addendum published by International Swap Dealers Association, Inc.

(7) For purposes of the determination of a Market Quotation for a Terminated Transaction that is identified as an Option, the quotations obtained from Reference Market-makers shall take into account, as of the relevant Early Termination Date, the economic equivalent of the right or rights granted pursuant to that Option which are or may become exercisable.

SEPTEMBER 1991
AUSTRALIAN ADDENDUM No. 3
(AS AMENDED IN SEPTEMBER 1992 AND MARCH 1997) - BOND OPTIONS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

This Addendum applies to any Transaction described in its Confirmation as a "Bond Option".

(1) **Definitions.** The following terms used in a Confirmation have the indicated meanings:

"Put" means:

(i) when the Bond Option is for Physical Settlement, the Seller grants the Buyer the right to require the Seller to purchase from the Buyer the Security subject to the Bond Option; or

(ii) when the Bond Option is for Cash Settlement, the Seller grants the Buyer the right to receive from the Seller the Cash Settlement Amount, if any.

"Call" means:

(i) when the Bond Option is for Physical Settlement, the Seller grants the Buyer the right to require the Seller to sell to the Buyer the Security subject to the Bond Option; or

(ii) when the Bond Option is for Cash Settlement, the Seller grants the Buyer the right to receive from the Seller the Cash Settlement Amount, if any.

"Physical Settlement Amount" means the purchase price of the Security subject to the Bond Option calculated in accordance with the formula published by the Reserve Bank of Australia for calculating the purchase price of bonds and by reference to the Strike Yield. On the Physical Settlement Payment Date the party buying the Security subject to the Bond Option must pay the Physical Settlement Amount to the other party and the other party must at the same time transfer the Security (in accordance with the then prevailing bond market convention) to the party buying the Security.

"Cash Settlement Amount" means the monetary value of the price difference, if any, in favour of the Buyer resulting from the difference between the purchase price of the Security subject to the Bond Option calculated in accordance with the formula published by the Reserve Bank of Australia for calculating the purchase price of bonds and by reference to:

(i) the Strike Yield; and

(ii) the Reference Yield being a yield agreed between the Buyer and Seller to be the prevailing yield at the Relevant Time* for the Security subject to the Bond Option. If the Buyer and Seller cannot agree, the Reference Yield is the average of mean buying and selling quotes for the Security subject to the Bond Option as quoted to the Seller at the Relevant Time by 5 institutions which are active participants in the Sydney bond market (excluding the highest and lowest yields quoted).

*For a European Option, the "Relevant Time" is the Expiration Time. For an American Option, the "Relevant Time" is the time when the Notice of Exercise is delivered.

On the Cash Settlement Payment Date the Seller must pay the Cash Settlement Amount, if any, to the Buyer.

(2) **Premium or Cash Settlement Amount adjustment.** If the Premium Payment Date or Cash Settlement Payment Date is adjusted in accordance with a Business Day Convention, then the Premium or Cash Settlement Amount is to be adjusted in accordance with the formula

$$A = P \times \frac{SR}{100} \times \frac{N}{365}$$

where:

A = Amount by which the Premium or Cash Settlement Amount is to be adjusted

P = The original amount of the Premium or Cash Settlement Amount

SR = The rate for the period of the adjustment determined pursuant to the undue enrichment procedures of Australian Bankers Association.

N = The number of days of the adjustment

(3) **Notice of Exercise.** A Notice of Exercise should specify:

(i) the name of the Buyer;

(ii) the name of the Seller;

(iii) whether the Bond Option is a put or call;

(iv) the Expiration Date;

(v) the Strike Yield;

(vi) the Security subject to the Bond Option;

(vii) the Trade Date.

(4) **Written Confirmation.** Written Confirmation is applicable.

(5) **Exercise Period for American Option.** The Exercise Period for an American Option is any date from and including the Trade Date to and including the Expiration Date.

(6) **Non Payment of Premium.** Unless otherwise agreed, a purported exercise of the Bond Option is not effective if the Premium due for payment before the purported exercise has not been paid in full.

Paragraph (7) is the same as paragraph (4) of the July 1990 Addendum published by International Swap Dealers Association, Inc.

(7) For purposes of the determination of a Market Quotation for a Terminated Transaction that is identified as an Option, the quotations obtained from Reference Market-makers shall take into account, as of the relevant Early Termination Date, the economic equivalent of the right or rights granted pursuant to that Option which are or may become exercisable.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 6 - A$ FORWARD RATE AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every FRA between them (whether entered into before or after that time) is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer or referred to the ISDA Master Agreement or this Addendum; or

(b) state or stated that a FRA is governed by the ABAFRA Terms

when entering into or confirming the FRA.

If a FRA is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the ABAFRA Terms do not apply to it even if the parties state or stated that the FRA is governed by the ABAFRA Terms when entering into or confirming the FRA.

(2) **Definitions**

In this Addendum and in any Confirmation:

"ABAFRA Terms" means any version of the terms and conditions applicable to FRAs recommended by the Australian Dollar Forward Rate Agreements Working Party of Banks and Merchant Banks operating under the auspices of the Australian Bankers' Association (ABA). These terms and conditions were first approved by the ABA in June 1986 and were amended in May 1989. The latest version appears in the booklet published in 1990 by Australian Financial Markets Association entitled "Dealing Conventions and Market Terminology".

"AUD-BBR-BBSW" has the same meaning as in the 1991 Definitions.

"Borrower" means the entity seeking to protect itself against a future rise in interest rates.

"Business Day" means a day (not being a Saturday or a Sunday) when:

(a) banks are open for business in the city or cities where amounts are or are potentially payable; and

(b) the Reserve Bank of Australia is conducting a clearing exchange in that city or those cities.

"**Contract Amount**" means the notional amount on which the calculation of the Settlement Sum is based.

"**Contract Rate**" means the agreed forward rate of interest for the Settlement Period.

"**Deal Date**" means the date on which the FRA is negotiated.

"**Designated Maturity**" means, for the purpose of calculating an Interest Settlement Rate, the period determined in accordance with paragraph (3) of this Addendum.

"**FRA**" means an agreement known as a forward rate agreement where the Contract Amount is Australian dollars under which two parties agree to compensate each other if the interest rate applicable on a certain future date differs from an agreed interest rate.

"**Interest Settlement Rate**" means, unless otherwise agreed, AUD-BBR-BBSW.

"**Lender**" means the entity seeking to protect itself against a future fall in interest rates.

"**Maturity Date**" means, subject to paragraph (4) of this Addendum, the date on which the Settlement Period ends.

"**Settlement Date**" means, subject to paragraph (4) of this Addendum, the date on which the Settlement Period starts.

"**Settlement Period**" means the number of days from and including the Settlement Date to but not counting the Maturity Date.

"**Settlement Sum**" means the amount equal to the difference between the amounts calculated in accordance with the following formulae:

$$\frac{36500 \times A}{(D \times Is) + 36500}$$

and

$$\frac{36500 \times A}{(D \times Ic) + 36500}$$

where:

A = Contract Amount

Is = Interest Settlement Rate on the Settlement Date for the Designated Maturity (expressed as a number and not a percentage eg 8.1875 not 8.1875%)

Ic = Contract Rate (expressed as a number and not a percentage)

D = Settlement Period

"**1991 Definitions**" means the 1991 ISDA Definitions published by International Swap Dealers Association, Inc.

(3) **Calculation of Interest Settlement Rate**

When the Interest Settlement Rate is AUD-BBR-BBSW, then for the purpose of calculating the Interest Settlement Rate using that definition:

(a) the Reset Date is the Settlement Date; and

(b) unless otherwise agreed, the Designated Maturity (that is, the tenor of bills of exchange) is a period to be determined by the length of the Settlement Period in accordance with the following table

Designated Maturity - tenor of	covers a Settlement Period of
one month	16 - 45 days
two months	46 - 75 days
three months	76 - 105 days
four months	106 - 135 days
five months	136 - 165 days
six months	166 - 195 days

(4) **Adjustment of Settlement Date and Maturity Date**

If the Settlement Date or the Maturity Date does not fall on a Business Day, then it is to be adjusted in accordance with the Modified Following Business Day Convention. A reference to a Business Day in the definition of Modified Following Business Day Convention in the 1991 Definitions is a reference to a Business Day as defined in this Addendum rather than as defined in the 1991 Definitions.

(5) **Settlement**

On the Settlement Date:

(a) if the Contract Rate exceeds the Interest Settlement Rate, the Borrower must pay the Settlement Sum to the Lender; or

(b) if the Interest Settlement Rate exceeds the Contract Rate, the Lender must pay the Settlement Sum to the Borrower.

(6) **Payments**

Payments must be made in Australian dollars on the Settlement Date. They must be made by bank cheque before 4.00 pm (local time in the place for payment) or through Austraclear, unless otherwise agreed.

(7) **Confirmations**

(a) The parties acknowledge that FRAs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated may be confirmed by various methods including, without limitation, the following:

Austraclear
Telephone
Telex
Letter
SWIFT MT340 messages
Reuters direct dealing system
Telerate trading service
Facsimile

A confirmation produced by any of these methods in accordance with market conventions constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(b) The definitions and provisions contained in the 1991 Definitions and in this Addendum are incorporated into each Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(c) The parties acknowledge that some Confirmations may describe some items by a term other than the defined term in this Addendum. For example:

"Contract Amount" may be referred to as "Face Value", "Notional Amount" or "Amount";

"Contract Rate" may be referred to as "Rate";

"Settlement Period" may be referred to as "Contract Period".

In any case where the intention is clear that a term used in a Confirmation is intended to specify the particulars for a defined term in this Addendum, then that term is to be deemed to be that defined term in this Addendum.

(d) When a party specifies in the Austraclear Menu:

(a) "B" at the "side of the trade" item, it intends that the party is the Borrower;

(b) "L" at the "side of the trade" item, it intends that the party is the Lender;

(c) "Y" at the "Use BBSW (Y/N)" item, it intends that the Interest Settlement Rate is to be AUD-BBR-BBSW.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 7 - FORWARD RATE BILL AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every FRB between them (whether entered into before or after that time) is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer or referred to the ISDA Master Agreement or this Addendum; or

(b) state or stated that a FRB is governed by the terms of another master agreement

when entering into or confirming the FRB.

If a FRB is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state or stated that the FRB is governed by the terms of any other master agreement when entering into or confirming the FRB.

(2) **Definitions**

In this Addendum and in any Confirmation:

"AUD-BBR-BBSW" has the same meaning as in the 1991 Definitions.

"Borrower" means the entity seeking to protect itself against a future rise in bank bill interest rates.

"Business Day" means a day (not being a Saturday or a Sunday) when:

(a) banks are open for business in the city or cities where amounts are or are potentially payable; and

(b) the Reserve Bank of Australia is conducting a clearing exchange in that city or those cities.

"Contract Amount" means the notional amount on which the calculation of the Settlement Sum is based.

"Contract Rate" means the agreed forward rate of interest for the Settlement Period.

"Deal Date" means the date on which the FRB is negotiated.

"Designated Maturity" means, for the purpose of calculating an Interest Settlement Rate, the period determined in accordance with paragraph (3) of this Addendum.

"FRB" means an agreement known as a forward rate bill agreement where the Contract Amount is in Australian dollars under which:

(a) two parties agree to compensate each other if the interest rate applicable on a certain future date differs from an agreed interest rate; and

(b) one party may become obliged to deliver a negotiable instrument having certain agreed features.

"Interest Settlement Rate" means, unless otherwise agreed, AUD-BBR-BBSW.

"Lender" means the entity seeking to protect itself against a future fall in bank bill interest rates.

"Maturity Date" means, subject to paragraphs (4) and (5) of this Addendum, the date on which the Settlement Period ends.

"Settlement Date" means, subject to paragraphs (4) and (5) of this Addendum, the date on which the Settlement Period starts.

"Settlement Period" means the number of days from and including the Settlement Date to but not counting the Maturity Date.

"Settlement Sum" means the amount equal to the difference between the amounts calculated in accordance with the following formulae:

$$\frac{36500 \times A}{(D \times Is) + 36500}$$

and

$$\frac{36500 \times A}{(D \times Ic) + 36500}$$

where:

A = Contract Amount

Is = Interest Settlement Rate on the Settlement Date for the Designated Maturity (expressed as a number and not a percentage eg 8.1875 not 8.1875%)

Ic = Contract Rate (expressed as a number and not a percentage)

D = Settlement Period

"1991 Definitions" means the 1991 ISDA Definitions published by International Swap Dealers Association, Inc.

(3) **Calculation of Interest Settlement Rate**

When the Interest Settlement Rate is AUD-BBR-BBSW, then for the purpose of calculating the Interest Settlement Rate using that definition:

(a) the Reset Date is the Settlement Date; and

(b) unless otherwise agreed, the Designated Maturity (that is, the tenor of bills of exchange) is a period to be determined by the length of the Settlement Period in accordance with the following table.

Designated Maturity - tenor of	**covers a Settlement Period of**
one month	16 - 45 days
two months	46 - 75 days
three months	76 - 105 days
four months	106 - 135 days
five months	136 - 165 days
six months	166 - 195 days

(4) **Settlement Date and Maturity Date**

The Settlement Date and Maturity Date must each fall on one of the first to the fifteenth days of a month. If for any reason the parties agree otherwise, they must also agree on a basis for calculating the Interest Settlement Rate as if the Settlement Date or Maturity Date occurred in the early part of the month. It is expected that the parties will agree on averaging quotes for this purpose from four reference market makers.

(5) **Adjustment of Settlement Date and Maturity Date**

If the Settlement Date or the Maturity Date does not fall on a Business Day, then it is to be adjusted in accordance with the Modified Following Business Day Convention. A reference to a Business Day in the definition of Modified Following Business Day Convention in the 1991 Definitions is a reference to a Business Day as defined in this Addendum rather than as defined in the 1991 Definitions.

(6) **Cash Settlement**

On the Settlement Date:

(a) if the Contract Rate exceeds the Interest Settlement Rate, the Borrower must pay the Settlement Sum to the Lender; or

(b) if the Interest Settlement Rate exceeds the Contract Rate, the Lender must pay the Settlement Sum to the Borrower.

(7) **Physical settlement**

If the Borrower is determined by Austraclear to be a net borrower in connection with a particular Settlement Date or the Lender is determined by Austraclear to be a net lender in connection with a particular Settlement Date, then the party must comply with the FRB market conventions in connection with the physical delivery of stock on the Settlement Date.

(8) **Payments**

Payments must be made in Australian dollars on the Settlement Date. They must be made by bank cheque before 4.00 pm (local time in the place for payment) or through Austraclear, unless otherwise agreed.

(9) **Confirmations**

(a) The parties acknowledge that FRBs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated must be confirmed through Austraclear.

A confirmation through Austraclear constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(b) The definitions and provisions contained in the 1991 Definitions and in this Addendum are incorporated into each such Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(c) The following terms used in the Austraclear FRTRADE menu correspond to the following terms in this Addendum:

FRTRADE menu	**this Addendum**
Buy	Borrower
Sell	Lender
Amount	Contract Amount
Rate	Contract Rate

(d) When a party specifies in the Austraclear Menu:

(a) "B" at the "Buy/sell" item, it intends that the party is the Borrower;

(b) "L" at the "Buy/sell" item , it intends that the party is the Lender.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 8 -
SYNTHETIC AGREEMENTS FOR FORWARD EXCHANGE

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) Application

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every SAFE between them entered into after that time is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer to the ISDA Master Agreement or this Addendum; or

(b) state that a SAFE is governed by the terms of any other master agreement

when entering into or confirming the SAFE.

If a SAFE is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state that the SAFE is governed by the terms of any other master agreement when entering into or confirming the SAFE.

(2) Definitions

In this Addendum and in any Confirmation:

"Broken Date SAFE" means a SAFE for which the Forward Period is not based on the conventional value dates applicable to each subsequent month for the currencies concerned in the Sydney foreign exchange market on the Trade Date.

"Business Day" means any day (other than a Saturday or Sunday) on which banks are open for business in each of Sydney, Melbourne, Singapore and New York.

"Buyer" means the party who, under the Notional Forward, would notionally receive the Primary Currency on the Maturity Date.

"Contract Amounts" means the amounts (respectively the First Contract Amount and the Second Contract Amount) of the Primary Currency which are the subject of the SAFE.

"Contract Forward Spread" means the premium or discount agreed between the parties on the Trade Date as the premium or discount at which the parties would, as at the Trade Date, be prepared to enter into a forward foreign exchange transaction equivalent in all respects to the Notional Forward.

"ERA" means an agreement under which two parties agree to compensate each other at the near (settlement) date for any difference between the forward margin agreed at the dealing date and the notional forward margin prevailing on the fixing date for a specified contract period.

"First Contract Amount" means the amount of the Primary Currency which would notionally be exchanged on the Settlement Date, as described in paragraph (a) of the definition of Notional Forward.

"Fixing Date" means the Business Day which is two Business Days before the Settlement Date.

"Forward Period" means the period of the Notional Forward as determined by agreement between the parties on the Trade Date and being the period from (but excluding) the Settlement Date to (and including) the Maturity Date.

"FXA" has the same meaning as an ERA except that, unlike an ERA, a notional outright forward spread is also agreed for the settlement date.

"Maturity Date" means the date agreed between the parties to be the date on which the Notional Forward would notionally be completed (by means of the second exchange referred to in paragraph (b) of the definition of Notional Forward).

"Notional Forward" means a notional forward foreign exchange transaction between the parties under which, if it were to take place:

(a) the Seller would, on the Settlement Date and in exchange for an amount of the Primary Currency equal to the First Contract Amount, pay to the Buyer an amount in the Secondary Currency determined as follows:

(i) in the case of an ERA, by reference to the SAFE Settlement Spot Rate;

(ii) in the case of an FXA, by reference to the Outright Exchange Rate; and

(b) the Seller would, on the Maturity Date, pay to the Buyer an amount of the Primary Currency equal to the Second Contract Amount in exchange for an amount of the Secondary Currency determined as follows:

(i) in the case of an ERA, by application of the Contract Forward Spread applied to the SAFE Settlement Spot Rate;

(ii) in the case of an FXA, by application of the Contract Forward Spread to the Outright Exchange Rate.

"Outright Exchange Rate" means the rate as agreed between the parties on the Trade Date for Primary Currency against Secondary Currency for value on the Settlement Date (and expressed in units of Secondary Currency per unit of Primary Currency).

"**Primary Currency**" means the currency agreed to be such by the Buyer and Seller and being the currency in which the Contract Amounts are expressed.

"**SAFE**" means a transaction between parties seeking to protect themselves against future movements in foreign exchange forward spreads.

"**SAFE Designated Banks**" means the banks on the panel of not less than eight banks authorised to quote for the purpose of establishing the SAFE Settlement Forward Spread.

"**SAFE Interest Settlement Rate**" means, in respect of a Forward Period, the rate calculated on the basis of the offered rates for deposits in US Dollars for a period equivalent to the Forward Period which appear on the Reuters page specified below at the time specified below on the Fixing Date for Settlement Date value. The Reuters pages specified below are to be reviewed in the order they appear. The first of the pages which shows at least two rates is the page to be used for setting the rate. The rate for the Forward Period is the arithmetic mean of the rates on the page.

First - Reuters Screen SIBO page at 11.00 am Singapore time
Second - Reuters Screen LIBO page at 11.00 am London time
Third - Reuters Screen NYNO page at 11.00 am New York time

If none of those pages shows at least two rates at the relevant time, paragraph (5) applies.

"**SAFE Settlement Forward Spread**" means, in respect of a Forward Period, the spread calculated, and published, by the information vendor for the time being designated by Australian Financial Markets Association to make such calculation. The information vendor is to calculate such spread by taking the premia or discounts quoted to it by the SAFE Designated Banks as the mid market premium or discount for foreign exchange forwards equivalent to the Notional Forward as at 12 noon Sydney time on the Fixing Date for Settlement Date value, expressing each premium as a negative number and each discount as a positive number, and eliminating the two highest and the two lowest (or, in the event of equality, two of the highest or lowest as appropriate), taking the average of the remaining four rates and then (if necessary) rounding the resultant figure to four decimal places. Paragraph (5) applies if the spread is not published by this method for any reason.

"**SAFE Settlement Spot Rate**" means, in respect of a Forward Period, the rate calculated on the basis of the spot rates of exchange for the exchange of the Primary Currency against the Secondary Currency which appear on the Reuters Screen OZZU Page as of 12 noon Sydney time on the Fixing Date for Settlement Date value. If at least eight rates appear on the Reuters Screen OZZU Page, the rate for that Forward Period will be the arithmetic mean of such rates after eliminating the two highest and the two lowest (or, in the event of equality, two of the highest or lowest as appropriate) and rounding the resultant figure to four decimal places. If fewer than eight rates appear, paragraph (5) applies.

"**Secondary Currency**" means the currency agreed by the Buyer and Seller as that which, under the Notional Forward, would notionally be exchanged for the Primary Currency.

"**Second Contract Amount**" means the amount of the Primary Currency which in the Notional Forward would notionally be exchanged on the Maturity Date, as described in paragraph (b) of the definition of Notional Forward.

"Seller" means, the party who, under the Notional Forward, would notionally receive the Primary Currency on the Settlement Date.

"Settlement Amount" means an amount in the Secondary Currency determined in accordance with the following formula:

$$\left[A2 \times \left[\frac{(OER - SSR) + (CFS - SFS)}{1 + \left[\frac{L \times D}{100 \times B}\right]} \right] \right] - \left[(A1 \times (OER - SSR)) \right]$$

where:

A1 = First Contract Amount

A2 = Second Contract Amount

CFS = Contract Forward Spread

SFS = SAFE Settlement Forward Spread

OER = Outright Exchange Rate

SSR = SAFE Settlement Spot Rate

L = SAFE Interest Settlement Rate for the Secondary Currency (expressed as a number and not as a percentage)

D = Number of calendar days in the Forward Period

B = 360, or, if interest rates in respect of the Secondary Currency are calculated on a 365 day year basis, 365.

"Settlement Date" means the date agreed between the parties to be the date on which the Notional Forward would notionally be initiated (by means of the first exchange referred to in paragraph (a) of the definition of Notional Forward) provided that if the Settlement Date originally agreed upon proves not to be a Business Day, then the Settlement Date is the immediately succeeding day which is a Business Day.

"Settlement Rate" means the SAFE Interest Settlement Rate, the SAFE Settlement Forward Spread or the SAFE Settlement Spot Rate.

"Trade Date" means the date on which the SAFE is entered into by the parties.

(3) **Settlement**

On the Settlement Date:

(a) if the Settlement Amount is negative (that is, less than zero), the Seller must pay the Settlement Amount to the Buyer; or

(b) if the Settlement Amount is positive (that is, greater than zero), the Buyer must pay the Settlement Amount to the Seller.

(4) **Broken Dates**

If the parties enter into a Broken Date SAFE, the definitions of SAFE Interest Settlement Rate, SAFE Settlement Forward Spread and SAFE Settlement Spot Rate set out in paragraph (2) do not apply. Instead the parties must agree, when entering into the Broken Date SAFE, an alternative meaning for those terms.

(5) **Non-availability of Settlement Rates**

If circumstances described in a Settlement Rate definition occur which result in this paragraph (5) applying, the Settlement Rate is to be the average of not less than three rates provided to the chairman of the Australian Foreign Exchange Brokers Association by members of that Association nominated by its chairman. A certificate from the chairman specifying the rate is conclusive evidence of the rate.

(6) **Payment**

All payments must be made for value on the Settlement Date, in the Secondary Currency and in immediately available, freely transferable and freely convertible funds by credit to the account of the recipient specified by it for such purposes.

SEPTEMBER 1992
AUSTRALIAN ADDENDUM No. 9 - RECIPROCAL PURCHASE AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAP DEALERS ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every REPO between them entered into after that time is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer to the ISDA Master Agreement or this Addendum; or

(b) state that a REPO is governed by the terms of any other master agreement

when entering into or confirming the REPO.

If a REPO is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state that the REPO is governed by the terms of any other master agreement when entering into or confirming the REPO.

(2) **Definitions**

In this Addendum and in any Confirmation:

"**Agreed Features**" means the agreed features of securities the subject of the REPO.

"**Business Day**" means a day (not being a Saturday or a Sunday) when:

(a) banks are open for business in the city where the Reciprocal Purchase Price is payable; and

(b) the Reserve Bank of Australia is conducting a clearing exchange in that city.

"**Contract Rate**" for a day means the rate to be applied to the First Purchase Price for that day in the manner described in the definition of "Reciprocal Purchase Price".

"**First Purchase Date**" unless otherwise agreed means the Trade Date.

"**First Purchase Price**" means the purchase price paid for securities under the First Transaction on the First Purchase Date.

"**First Transaction**" means the agreement referred to in the definition of "Reciprocal

Purchase Agreement" under which the Reciprocal Buyer sells securities having the Agreed Features to the Reciprocal Seller.

"Reciprocal Buyer" means the entity which agrees to buy on the Reciprocal Purchase Date securities having the Agreed Features.

"Reciprocal Purchase Agreement" or **"REPO"** means two related transactions entered into at the same time between the Reciprocal Buyer and the Reciprocal Seller:

(a) the first being the sale by the Reciprocal Buyer to the Reciprocal Seller of securities having agreed features; and

(b) the second being the subsequent purchase by the Reciprocal Buyer from the Reciprocal Seller of securities having the same features.

"Reciprocal Purchase Date" means the date on which the Second Transaction is to be completed determined in accordance with paragraph (4).

"Reciprocal Purchase Price" means an amount agreed or, in the absence of agreement:

(a) the First Purchase Price; plus

(b) for each day from and including the First Purchase Date to but excluding the Reciprocal Purchase Date an amount equal to

$$\text{First Purchase Price} \times \frac{1}{365} \times \frac{CR}{100}$$

where CR = a rate per annum being the Contract Rate (expressed as a number and not a percentage) agreed for that day.

"Reciprocal Seller" means the entity which agrees to sell on the Reciprocal Purchase Date securities having the Agreed Features.

"Second Transaction" means the agreement referred to in the definition of "Reciprocal Purchase Agreement" under which the Reciprocal Buyer buys securities having the Agreed Features from the Reciprocal Seller.

"Supplementary Confirmation" means documents or other confirming evidence exchanged between the parties confirming a variation to the REPO.

"Trade Date" means the date on which the REPO is entered into.

"Variation Date" means a day on which a variation to the REPO takes effect.

(3) **Nature of a REPO**

The Reciprocal Buyer acknowledges that following payment of the First Purchase Price it retains no interest in the securities transferred to the Reciprocal Seller under the First

Transaction and the Reciprocal Seller is free to deal with those securities as it sees fit. This applies even if the Reciprocal Buyer may become entitled to a payment under paragraph (8) in respect of those securities. If an entitlement arises, it represents additional consideration for the purchase of the securities sold under the First Transaction.

Both parties acknowledge that a REPO is not to be construed as giving rise to a loan by one party to the other or creating a security interest in any securities. Both parties agree to transfer legal and beneficial title to securities under First Transactions and Second Transactions free of any security interest.

(4) **Reciprocal Purchase Date**

(a) The Reciprocal Purchase Date is the Business Day either:

(i) notified by one party to the other; or

(ii) agreed between the parties.

(b) If the Reciprocal Purchase Date is to be notified by one party to the other:

(i) the notification may be oral;

(ii) the notification must be given not later than 11.00 am (local time in the place for notification) on a Business Day if settlement is required on that Business Day; and

(iii) if both parties notify a Reciprocal Purchase Date, the date specified by the Reciprocal Buyer prevails.

(5) **Varying the Contract Rate**

The Contract Rate agreed on the Trade Date applies for the Trade Date and each following day until otherwise agreed. The Contract Rate agreed on a Variation Date applies for that Variation Date and each following day until otherwise agreed.

(6) **Settlement**

(a) On the First Purchase Date:

(i) the Reciprocal Buyer must deliver to the Reciprocal Seller signed transfers for securities having the Agreed Features or otherwise transfer securities having the Agreed Features to the Reciprocal Seller by a method acceptable to the Reciprocal Seller; and

(ii) the Reciprocal Seller must pay the First Purchase Price to the Reciprocal Buyer.

(b) On the Reciprocal Purchase Date:

(i) the Reciprocal Seller must deliver to the Reciprocal Buyer signed transfers for securities having the Agreed Features or otherwise transfer securities having the

Agreed Features to the Reciprocal Buyer by a method acceptable to the Reciprocal Buyer; and

(ii) the Reciprocal Buyer must pay the Reciprocal Purchase Price to the Reciprocal Seller.

(7) **Payments**

Payments must be made in Australian dollars. They must be made on the due date by bank cheque before 4.00 pm (local time in the place for payment) or through Austraclear or RITS, unless otherwise agreed.

(8) **Adjustments**

If the date when books are closed for determining entitlement to the next coupon or other income distribution for securities having the Agreed Features occurs after securities having the Agreed Features are bought by the Reciprocal Seller under the First Transaction and before securities having the Agreed Features are transferred to the Reciprocal Buyer on the Reciprocal Purchase Date, then the Reciprocal Seller must pay to the Reciprocal Buyer an amount equal to the coupon or other income distribution on the day the coupon or other income distribution is paid by the issuer of securities having the Agreed Features.

(9) **Confirmations**

The parties acknowledge that REPOs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated and variations to REPOs may be confirmed by various methods including, without limitation, the following:

Electronic clearing house system (if available)
Telephone
Letter
Telex
Reuters direct dealing system
Telerate trading service
Facsimile

A confirmation of a REPO or a confirmation of a variation to a REPO produced by any of these methods in accordance with market conventions constitutes a Confirmation or Supplementary Confirmation for the purpose of this Agreement. Each such Confirmation or Supplementary Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

The definitions and provisions contained in this Addendum are incorporated into each such Confirmation and Supplementary Confirmation. If there is an inconsistency between this Addendum and any such Confirmation or Supplementary Confirmation, the Confirmation or Supplementary Confirmation will govern.

MARCH 1994
AUSTRALIAN ADDENDUM No. 11 - COMMODITY TRANSACTIONS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every Commodity Transaction between them entered into after that time is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer to the ISDA Master Agreement or this Addendum; or

(b) state that a Commodity Transaction is governed by the terms of any other master agreement

when entering into or confirming the Commodity Transaction.

If a Commodity Transaction is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then the terms of any other master agreement do not apply to it even if the parties state that the Commodity Transaction is governed by the terms of any other master agreement when entering into or confirming the Commodity Transaction.

(2) **Confirmations**

(a) The parties acknowledge that Commodity Transactions governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated may be confirmed by various methods including, without limitation, the following:

Telex
Letter
Reuters direct dealing system
Telerate trading service
Facsimile

(b) A confirmation produced by any method constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(c) The parties acknowledge that some Confirmations may describe some items by a term other than the defined term in this Addendum or in the 1993 ISDA Commodity Derivative Definitions. For example:

"Settlement Date" may be referred to as "Maturity Date" or "Value Date"; and

"Floating Price" may be referred to as "Reference Price".

In any case where the intention is clear that a term used in a Confirmation is intended to specify the particulars for a defined term in this Addendum or the 1993 ISDA Commodity Derivative Definitions, then that term is to be deemed to be that defined term.

(d) References to ounces in relation to precious metals in a Confirmation are references to troy ounces.

(3) **Definitions**

(a) The definitions and provisions contained in the 1991 ISDA Definitions, the 1993 ISDA Commodity Derivative Definitions and in this Addendum are incorporated into each Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(b) In this Addendum "Commodity Transaction" means any transaction which is or is described in its confirmation as a forward commodity transaction, a spot commodity transaction or a commodity option whether or not the Settlement Date is fixed and any other type of transaction falling within the meaning of "Transaction" in the 1993 ISDA Commodity Derivative Definitions. "Commodity Transaction" also means any other type of transaction which the parties agree to be a Commodity Transaction.

(c) Each Commodity Transaction is a "Transaction" for the purpose of the ISDA Master Agreement in which this Addendum is incorporated.

(d) In this Addendum references to the 1991 ISDA Definitions and the 1993 ISDA Commodity Derivative Definitions are references to those publications as published by the International Swaps and Derivatives Association, Inc.

(4) **Certain definitions and other provisions relating to forward commodity contracts and spot commodity contracts**

(a) The following definitions apply to any transaction which is, or is described in its confirmation as, a forward commodity contract or a spot commodity contract (whether or not the Settlement Date is fixed).

"Buyer" means the party specified as buyer in the Confirmation.

If **"Cash Settlement"** is specified to be applicable, it means that:

(i) the Buyer must pay the Cash Settlement Amount to the Seller on the Settlement Date, if the Final Settlement Price exceeds the Floating Price; or

(ii) the Seller must pay the Cash Settlement Amount to the Buyer on the Settlement Date, if the Floating Price exceeds the Final Settlement Price.

"**Cash Settlement Amount**" means, unless the parties otherwise specify in the Confirmation, the absolute value of an amount calculated in accordance with the following formula:

Quantity (expressed as a number) x the difference between the Final Settlement Price and the Floating Price

"**Final Settlement Price**" means the price per Unit which the Seller would receive on the Settlement Date in accordance with the agreement between the parties if the Commodity were to be physically delivered.

"**Fixed Amount**" means, unless the parties otherwise specify in the Confirmation, an amount equal to the Quantity multiplied by the Final Settlement Price.

If "**Physical Settlement**" is specified to be applicable, it means the Seller must deliver the Quantity to the Buyer on the Settlement Date and the Buyer must pay the Fixed Amount to the Seller on the Settlement Date.

"**Quantity**" means the quantity (expressed in Units) of the Commodity the subject of the Transaction.

"**Seller**" means the party specified as seller in the Confirmation.

"**Spot Price**" means the spot price for a Commodity agreed to be prevailing on the Trade Date, expressed as a price per relevant Unit for settlement within two Business Days after the Trade Date.

(b) When a Commodity Transaction is, or is described in its confirmation as, a floating forward transaction, then the Settlement Date is to be a Business Day elected by the Seller (which election is to be made by giving the Buyer at least two Business Days' notice).

(5) **Certain definitions relating to commodity options**

The following definitions apply to any Transaction which is or is described in its confirmation as a commodity option and for which there is no "Physical Settlement" procedure specified in Article 8 of the 1993 ISDA Commodity Derivative Definitions. Such a Transaction is also an "Option" for the purpose of the 1993 ISDA Commodity Derivative Definitions.

"**Expiration Time**" means the latest time on the Expiration Date at which the Seller will accept a Notice of Exercise.

"**Fixed Amount**" means, unless the parties otherwise specify in the Confirmation, an amount equal to the Quantity (expressed as a number) multiplied by the Strike Price per Unit.

If "**Physical Settlement**" is specified to be applicable to the commodity option, it means that the Seller grants to the Buyer the right to cause Seller to either, depending on whether the commodity option is a Put or a Call, purchase or deliver the Quantity on the Settlement Date in return for the Fixed Amount. In those circumstances, for the purpose of Section 8.3 of the 1993 ISDA Commodity Derivative Definitions, the definition of:

(a) "Call" is to be taken to mean an Option entitling, but not obligating, the Buyer to purchase from the Seller on the Settlement Date, the Quantity in exchange for the Fixed Amount; and

(b) "Put" is to be taken to mean an Option entitling, but not obligating, the Buyer to sell to the Seller on the Settlement Date, the Quantity in exchange for the Fixed Amount.

"Quantity" means the quantity (expressed in Units) of the Commodity the subject of the Transaction.

(6) **Physical Settlement**

When "Physical Settlement" is specified to be applicable to a Commodity Transaction, the following provisions apply:

(a) if the Commodity Transaction requires the delivery of gold or silver, then the gold or silver must comply with the rules of the London Bullion Market Association relating to good delivery and fineness ;

(b) Section 2(c) of this Agreement is amended by:

(i) adding the words "or deliverable" after "payable" in lines 1,6, 8, 10 and 11;

(ii) adding the words "or, in the case of delivery obligations, the same commodity" after "in the same currency" in line 2 and 10; and

(iii) adding the words "or delivery" after "payment" in line 4; and

(iv) adding the words "or deliver" after "pay" in line 8;

(c) in addition to the representations contained in Section 3 of this Agreement, each party will be deemed to have represented to the other party at the time it delivers any commodity to the other party pursuant to this Agreement, that it has full legal and beneficial title to that commodity and it delivers the same free and clear of any security interest, claim, lien or encumbrance of any kind;

(d) the definition of "Tax" in Section 14 of this Agreement is amended by adding "or delivery" after "of any payment";

(e) either party may change the place nominated by it to receive delivery of a Commodity by giving notice to the other party at least five Business Days before the scheduled date for the delivery unless the other party gives timely notice of a reasonable objection to the change. The party nominating the change must pay the other party any additional costs incurred by the other party in changing the place of delivery; and

(f) subject to the amendments in this Addendum, and to the extent the context does not otherwise require, all other references (if any) in this Agreement to "payment", "payments", "pay", "paid" and "payable" are deemed to include references to "delivery", "deliveries", "deliver", "delivered" and "deliverable", respectively.

MARCH 1994
AUSTRALIAN ADDENDUM No. 12 - NON-A$ FORWARD RATE AGREEMENTS

ADDENDUM TO SCHEDULE TO MASTER AGREEMENT OF INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION, INC.

(1) **Application**

By incorporating this Addendum in their ISDA Master Agreement, the parties agree that every Non-A$ FRA between them (whether entered into before or after that time) is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated.

This applies whether or not the parties:

(a) refer or referred to the ISDA Master Agreement or this Addendum; or

(b) state or stated that a Non-A$ FRA is governed by any other terms (including, without limitation, the FRABBA Terms)

when entering into or confirming the Non-A$ FRA.

If a Non-A$ FRA is a Transaction governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated, then no other terms (including, without limitation, the FRABBA terms) apply to it even if the parties state or stated that the FRA is governed by any other terms when entering into or confirming the Non-A$ FRA.

(2) **Definitions**

In this Addendum and in any Confirmation:

"**FRABBA Terms**" means the London Interbank Forward Rate Agreements Recommended Terms and Conditions as published by British Bankers' Association.

"**Borrower**" means the entity seeking to protect itself against a future rise in interest rates.

"**Business Day**" means a day (not being a Saturday or a Sunday) when banks are open for business in the city or cities where amounts are or are potentially payable.

"**Contract Amount**" means the notional amount on which the calculation of the Settlement Sum is based.

"**Contract Currency**" means the currency in which the Non-A$ FRA is based.

"**Contract Rate**" means the agreed forward rate of interest for the Settlement Period.

"**Deal Date**" means the date on which the Non-A$ FRA is negotiated.

"**Fixing Date**" means the day which is two Business Days before the Settlement Date. However, when the Contract Currency is Pounds Sterling or New Zealand Dollars, the Fixing Date and the Settlement Date are the same.

"**Interest Settlement Rate**" means, unless otherwise agreed, the rate for the Contract Currency and Settlement Period as shown on Telerate page 3750.

"**Lender**" means the entity seeking to protect itself against a future fall in interest rates.

"**Maturity Date**" means, subject to paragraph (3) of this Addendum, the date on which the Settlement Period ends.

"**Non-A$ FRA**" means an agreement known as a forward rate agreement where the Contract Currency is other than Australian dollars under which two parties agree to compensate each other if the interest rate applicable on a certain future date differs from an agreed interest rate.

"**Settlement Date**" means, subject to paragraph (3) of this Addendum, the date on which the Settlement Period starts.

"**Settlement Period**" means the number of days from and including the Settlement Date to but not counting the Maturity Date.

"**Settlement Sum**" means:

- for all Contract Currencies other than New Zealand Dollars, the amount calculated in accordance with the following formula:

  $$\frac{(Ic - Is) \times D \times A}{(B \times 100) + (Is \times D)}$$

- where the Contract Currency is New Zealand Dollars, the amount equal to the difference between the amounts calculated in accordance with the following formulae:

  $$\frac{36500 \times A}{(D \times Is) + 36500}$$

  and

  $$\frac{36500 \times A}{(D \times Ic) + 36500}$$

where:

A = Contract Amount

Is = Interest Settlement Rate on the Fixing Date (expressed as a number and not a percentage eg 8.1875 not 8.1875%)

Ic = Contract Rate (expressed as a number and not a percentage)

D = Settlement Period

B = 360 or 365 depending on market custom for the relevant currency.

"1991 Definitions" means the 1991 ISDA Definitions published by International Swaps and Derivatives Association, Inc.

(3) **Adjustment of Settlement Date and Maturity Date**

If the Settlement Date or the Maturity Date does not fall on a Business Day, then it is to be adjusted in accordance with the Modified Following Business Day Convention. A reference to a Business Day in the definition of Modified Following Business Day Convention in the 1991 Definitions is a reference to a Business Day as defined in this Addendum rather than as defined in the 1991 Definitions.

(4) **Settlement**

On the Settlement Date:

(a) if the Contract Rate exceeds the Interest Settlement Rate, the Borrower must pay the Settlement Sum to the Lender; or

(b) if the Interest Settlement Rate exceeds the Contract Rate, the Lender must pay the Settlement Sum to the Borrower.

(5) **Payments**

Payments must be made for value on the Settlement Date. They must be made in the Contract Currency in immediately available, freely transferable and freely convertible funds by credit to the payee's specified account.

(6) **Confirmations**

(a) The parties acknowledge that Non-A$ FRAs governed by the terms of this Addendum and the ISDA Master Agreement in which it is incorporated may be confirmed by various methods including, without limitation, the following:

Telephone
Telex
Letter
SWIFT MT340 messages
Reuters direct dealing system
Telerate trading service
Facsimile

A confirmation produced by any method in accordance with market conventions constitutes a Confirmation for the purpose of this Agreement. Each such Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement in which this Addendum is incorporated.

(b) The definitions and provisions contained in the 1991 Definitions and in this Addendum are incorporated into each Confirmation. If there is an inconsistency between those definitions and provisions and any such Confirmation, the Confirmation will govern.

(c) The parties acknowledge that some Confirmations may describe some items by a term other than the defined term in this Addendum. For example:

"Contract Amount" may be referred to as "Face Value", "Notional Amount" or "Amount";

"Contract Rate" may be referred to as "Rate";

"Settlement Period" may be referred to as "Contract Period".

In any case where the intention is clear that a term used in a Confirmation is intended to specify the particulars for a defined term in this Addendum, then that term is to be deemed to be that defined term in this Addendum.

17 December 1998

Preston Nickel Holdings Pty Ltd (ACN 083 334 936)
Level One
16 Ord Street
West Perth WA

Dear Sirs,

ISDA Master Agreement

The purpose of this letter is to set out proposed amendments to the ISDA Master Agreement dated as of 2 November 1998 as amended and supplemented from time to time between you and us ("**Agreement**").

Capitalised terms used in this letter and not otherwise defined have the meanings specified for such terms in the Agreement.

The proposed amendments are as follows:

1 In Part 1(h) of the Schedule, "(i)" is inserted in front of the existing paragraph which commences with "An Event of Default ..." and a new paragraph (ii) is inserted as follows:

> "(ii) On any day the Delivery Amount (as defined in the Credit Support Annex) applicable to Party B (in its capacity as the Transferor (as defined in the Credit Support Annex)) equals or exceeds US$5,000,000. For the purpose of the foregoing Termination Event, the Affected Party shall be Party B and the Affected Transactions shall be all Transactions."

2 Section 5(a)(i) is amended by inserting the words "(other than under the Credit Support Annex)" after the words "this Agreement".

3 Section 5(a)(iii)(1) is amended by replacing all words after the word "Document" with the following:

> "and such failure, if it can be remedied, is not remedied within seven days (or such longer period as the other party may in its discretion nominate) or any applicable grace period, whichever is the longer;"

4 In the definition of "**Security Trust Deed**" in Part 5(i) of the Schedule, "Perpetual Trustee Company Limited (ACN 000 001 007)" is replaced with "Barclays Bank PLC (ARBN 076 939 289)".

5 The definition of "**Senior Finance Document**" in Part 5(i) of the Schedule is deleted and replaced with:

""**Senior Finance Document**" has the meaning of the term "Obligor Document" in the Security Trust Deed."

6 The Agreement is amended to add the ISDA Credit Support Annex attached to this agreement and marked "A" ("**Annex**") as part of the Schedule and a Credit Support Document with respect to each party.

7 As used in the Agreement (including Confirmations) as amended by this agreement, the terms "ISDA Master Agreement", "this Master Agreement", "Agreement", "this Agreement", "herein", "hereinafter", "hereof", "hereto" and other words of similar import shall mean the Agreement as amended by this agreement, unless the context otherwise specifically requires.

This letter is governed by the laws of the Australian Capital Territory.

Please confirm your agreement to these proposed amendments by signing and returning the attached copy of this letter. The amendments will take effect on our receipt of that signed copy.

Yours faithfully

SIGNED by CHRISTOPHER GEOFFREY CHENOWETH)
as attorney for **BARCLAYS BANK PLC**)
under power of attorney dated 4/12/98)
in the presence of:)

....)
Signature of witness)

JOSHUA ANTHONY COLE)
....)
Name of witness (block letters))

10th Floor, Advance Bank Centre
60 Marcus Clarke Street
Canberra ACT 2601)
....)
Address of witness)

Solicitor, Canberra)
....)
Occupation of witness)

....
By executing this letter the attorney states that the attorney has received no notice of revocation of the power of attorney

We confirm our agreement to the amendments proposed in this letter.

SIGNED by TIMOTHY CASTLE as attorney for **PRESTON NICKEL HOLDINGS PTY LTD** under power of attorney dated 10/12/98 in the presence of:	)
.... Signature of witness	)
JOSHUA ANTHONY COLE .... Name of witness (block letters)	)
10th Floor, Advance Bank Centre 60 Marcus Clarke Street Canberra ACT 2601 Address of witness	)
Solicitor, Canberra .... Occupation of witness	)

....

By executing this letter the attorney states that the attorney has received no notice of revocation of the power of attorney

A

(Bilateral Form - Transfer)[1] (ISDA Agreements Subject to English Law)[2]

ISDA.®

International Swaps and Derivatives Association, Inc.

CREDIT SUPPORT ANNEX

to the Schedule to the

ISDA Master Agreement

dated as of 2 NOVEMBER 1998

between

BARCLAYS BANK PLC (ARBN 076 937 287) and PRESTON NICKEL HOLDINGS PTY LTD (ACN 083 334 936)
("Party A") ("Party B")

This Annex supplements, forms part of, and is subject to, the ISDA Master Agreement referred to above and is part of its Schedule. For the purposes of this Agreement, including, without limitation, Sections 1(c), 2(a), 5 and 6, the credit support arrangements set out in this Annex constitute a Transaction (for which this Annex constitutes the Confirmation).

Paragraph 1. Interpretation

Capitalised terms not otherwise defined in this Annex or elsewhere in this Agreement have the meanings specified pursuant to Paragraph 10, and all references in this Annex to Paragraphs are to Paragraphs of this Annex. In the event of any inconsistency between this Annex and the other provisions of this Schedule, this Annex will prevail, and in the event of any inconsistency between Paragraph 11 and the other

---

1 This document is not intended to create a charge or other security interest over the assets transferred under its terms. Persons intending to establish a collateral arrangement based on the creation of a charge or other security interest should consider using the ISDA Credit Support Deed (English law) or the ISDA Credit Support Annex (New York law), as appropriate.

2 This Credit Support Annex has been prepared for use with ISDA Master Agreements subject to English law. Users should consult their legal advisers as to the proper use and effect of this form and the arrangements it contemplates. In particular, users should consult their legal advisers if they wish to have the Credit Support Annex made subject to a governing law other than English law or to have the Credit Support Annex subject to a different governing law than that governing the rest of the ISDA Master Agreement (e.g., English law for the Credit Support Annex and New York law for the rest of the ISDA Master Agreement).

provisions of this Annex, Paragraph 11 will prevail. For the avoidance of doubt, references to "transfer" in this Annex mean, in relation to cash, payment and, in relation to other assets, delivery.

Paragraph 2. Credit Support Obligations

(a) *Delivery Amount.* Subject to Paragraphs 3 and 4, upon a demand made by the Transferee on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Transferor's Minimum Transfer Amount, then the Transferor will transfer to the Transferee Eligible Credit Support having a Value as of the date of transfer at least equal to the applicable Delivery Amount (rounded pursuant to Paragraph 11(b)(iii)(D)). Unless otherwise specified in Paragraph 11(b), the "Delivery Amount" applicable to the Transferor for any Valuation Date will equal the amount by which:

(i) the Credit Support Amount

exceeds

(ii) the Value as of that Valuation Date of the Transferor's Credit Support Balance (adjusted to include any prior Delivery Amount and to exclude any prior Return Amount, the transfer of which, in either case, has not yet been completed and for which the relevant Settlement Day falls on or after such Valuation Date).

(b) *Return Amount.* Subject to Paragraphs 3 and 4, upon a demand made by the Transferor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds the Transferee's Minimum Transfer Amount, then the Transferee will transfer to the Transferor Equivalent Credit Support specified by the Transferor in that demand having a Value as of the date of transfer as close as practicable to the applicable Return Amount (rounded pursuant to Paragraph 11(b)(iii)(D)) and the Credit Support Balance will, upon such transfer, be reduced accordingly. Unless otherwise specified in Paragraph 11(b), the "Return Amount" applicable to the Transferee for any Valuation Date will equal the amount by which:

(i) the Value as of that Valuation Date of the Transferor's Credit Support Balance (adjusted to include any prior Delivery Amount and to exclude any prior Return Amount, the transfer of which, in either case, has not yet been completed and for which the relevant Settlement Day falls on or after such Valuation Date)

exceeds

(ii) the Credit Support Amount.

Paragraph 3. Transfers, Calculations and Exchanges

(a) *Transfers.* All transfers under this Annex of any Eligible Credit Support, Equivalent Credit Support, Interest Amount or Equivalent Distributions shall be made in accordance with the instructions of the Transferee or Transferor, as applicable, and shall be made:

(i) in the case of cash, by transfer into one or more bank accounts specified by the recipient;

(ii) in the case of certificated securities which cannot or which the parties have agreed will not be delivered by book-entry, by delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, transfer tax stamps and any other documents necessary to constitute a legally valid transfer of the transferring party's legal and beneficial title to the recipient; and

(iii) in the case of securities which the parties have agreed will be delivered by book-entry, by the giving of written instructions (including, for the avoidance of doubt, instructions given by telex, facsimile transmission or electronic messaging system) to the relevant depository institution or other entity specified by the recipient, together with a written copy of the instructions to the recipient, sufficient, if complied with, to result in a legally effective transfer of the transferring party's legal and beneficial title to the recipient.

Subject to Paragraph 4 and unless otherwise specified, if a demand for the transfer of Eligible Credit Support or Equivalent Credit Support is received by the Notification Time, then the relevant transfer will be made not later than the close of business on the Settlement Day relating to the date such demand is received; if a demand is received after the Notification Time, then the relevant transfer will be made not later than the close of business on the Settlement Day relating to the day after the date such demand is received.

(b) *Calculations.* All calculations of Value and Exposure for purposes of Paragraphs 2 and 4(a) will be made by the relevant Valuation Agent as of the relevant Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or, in the case of Paragraph 4(a), following the date of calculation).

(c) *Exchanges.*

(i) Unless otherwise specified in Paragraph 11, the Transferor may on any Local Business Day by notice inform the Transferee that it wishes to transfer to the Transferee Eligible Credit Support specified in that notice (the "New Credit Support") in exchange for certain Eligible Credit Support (the "Original Credit Support") specified in that notice comprised in the Transferor's Credit Support Balance.

(ii) If the Transferee notifies the Transferor that it has consented to the proposed exchange, (A) the Transferor will be obliged to transfer the New Credit Support to the Transferee on the first Settlement Day following the date on which it receives notice (which may be oral telephonic notice) from the Transferee of its consent and (B) the Transferee will be obliged to transfer to the Transferor Equivalent Credit Support in respect of the Original Credit Support not later than the Settlement Day following the date on which the Transferee receives the New Credit Support, unless otherwise specified in Paragraph 11(d) (the "Exchange Date"); *provided* that the Transferee will only be obliged to transfer Equivalent Credit Support with a Value as of the date of transfer as close as practicable to, but in any event not more than, the Value of the New Credit Support as of that date.

Paragraph 4. Dispute Resolution

(a) *Disputed Calculations or Valuations.* If a party (a "Disputing Party") reasonably disputes (I) the Valuation Agent's calculation of a Delivery Amount or a Return Amount or (II) the Value of any transfer of Eligible Credit Support or Equivalent Credit Support, then:

(1) the Disputing Party will notify the other party and the Valuation Agent (if the Valuation Agent is not the other party) not later than the close of business on the Local Business Day following, in the case of (I) above, the date that the demand is received under Paragraph 2 or, in the case of (II) above, the date of transfer;

(2) in the case of (I) above, the appropriate party will transfer the undisputed amount to the other party not later than the close of business on the Settlement Day following the date that the demand is received under Paragraph 2;

(3) the parties will consult with each other in an attempt to resolve the dispute; and

(4) if they fail to resolve the dispute by the Resolution Time, then:

(i) in the case of a dispute involving a Delivery Amount or Return Amount, unless otherwise specified in Paragraph 11(c), the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

(A) utilising any calculations of that part of the Exposure attributable to the Transactions that the parties have agreed are not in dispute;

(B) calculating that part of the Exposure attributable to the Transactions in dispute by seeking four actual quotations at mid-market from Reference Market-makers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; *provided* that if four quotations are not available for a particular Transaction, then fewer than four quotations may be used for that Transaction, and if no quotations are available for a particular Transaction, then the Valuation Agent's original calculations will be used for the Transaction; and

(C) utilising the procedures specified in Paragraph 11(e)(ii) for calculating the Value, if disputed, of the outstanding Credit Support Balance;

(ii) in the case of a dispute involving the Value of any transfer of Eligible Credit Support or Equivalent Credit Support, the Valuation Agent will recalculate the Value as of the date of transfer pursuant to Paragraph 11(c)(ii).

Following a recalculation pursuant to this Paragraph, the Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) as soon as possible but in any event not later than the Notification Time on the Local Business Day following the Resolution Time. The appropriate party will, upon demand following such notice given by the Valuation Agent or a resolution pursuant to (3) above and subject to Paragraph 3(a), make the appropriate transfer.

(b) *No Event of Default.* The failure by a party to make a transfer of any amount which is the subject of a dispute to which Paragraph 4(a) applies will not constitute an Event of Default for as long as the procedures set out in this Paragraph 4 are being carried out. For the avoidance of doubt, upon completion of those procedures, Section 5(a)(i) of this Agreement will apply to any failure by a party to make a transfer required under the final sentence of Paragraph 4(a) on the relevant due date.

Paragraph 5. Transfer of Title, No Security Interest, Distributions and Interest Amount

(a) *Transfer of Title.* Each party agrees that all right, title and interest in and to any Eligible Credit Support, Equivalent Credit Support, Equivalent Distributions or Interest Amount which it transfers to the other party under the terms of this Annex shall vest in the recipient free and clear of any liens, claims, charges or encumbrances or any other interest of the transferring party or of any third person (other than a lien routinely imposed on all securities in a relevant clearance system).

(b) *No Security Interest.* Nothing in this Annex is intended to create or does create in favour of either party any mortgage, charge, lien, pledge, encumbrance or other security interest in any cash or other property transferred by one party to the other party under the terms of this Annex.

(c) *Distributions and Interest Amount.*

(i) *Distributions.* The Transferee will transfer to the Transferor not later than the Settlement Day following each Distributions Date cash, securities or other property of the same type, nominal value, description and amount as the relevant Distributions ("Equivalent Distributions") to the extent that a Delivery Amount would not be created or increased by the transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed a Valuation Date for this purpose).

(ii) *Interest Amount.* Unless otherwise specified in Paragraph 11(f)(iii), the Transferee will transfer to the Transferor at the times specified in Paragraph 11(f)(ii) the relevant Interest Amount to the extent that a Delivery Amount would not be created or increased by the transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed a Valuation Date for this purpose).

Paragraph 6. Default

If an Early Termination Date is designated or deemed to occur as a result of an Event of Default in relation to a party, an amount equal to the Value of the Credit Support Balance, determined as though the Early Termination Date were a Valuation Date, will be deemed to be an Unpaid Amount due to the Transferor (which may or may not be the Defaulting Party) for purposes of Section 6(e). For the avoidance of doubt, if Market Quotation is the applicable payment measure for purposes of Section 6(e), then the Market Quotation determined under Section 6(e) in relation to the Transaction constituted by this Annex will be deemed to be zero, and, if Loss is the applicable payment measure for purposes of Section 6(e), then the Loss determined under Section 6(e) in relation to the Transaction will be limited to the Unpaid Amount representing the Value of the Credit Support Balance.

Paragraph 7. Representation

Each party represents to the other party (which representation will be deemed to be repeated as of each date on which it transfers Eligible Credit Support, Equivalent Credit Support or Equivalent Distributions) that it is the sole owner of or otherwise has the right to transfer all Eligible Credit Support, Equivalent Credit Support or Equivalent Distributions it transfers to the other party under this Annex, free and clear of any security interest, lien, encumbrance or other restriction (other than a lien routinely imposed on all securities in a relevant clearance system).

Paragraph 8. Expenses

Each party will pay its own costs and expenses (including any stamp, transfer or similar transaction tax or duty payable on any transfer it is required to make under this Annex) in connection with performing its obligations under this Annex, and neither party will be liable for any such costs and expenses incurred by the other party.

Paragraph 9. Miscellaneous

(a) *Default Interest.* Other than in the case of an amount which is the subject of a dispute under Paragraph 4(a), if a Transferee fails to make, when due, any transfer of Equivalent Credit Support, Equivalent Distributions or the Interest Amount, it will be obliged to pay the Transferor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value on the relevant Valuation Date of the items of property that were required to be transferred, from (and including) the date that the Equivalent Credit Support, Equivalent Distributions or Interest Amount were required to be transferred to (but excluding) the date of transfer of the Equivalent Credit Support, Equivalent Distributions or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b) *Good Faith and Commercially Reasonable Manner.* Performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(c) *Demands and Notices.* All demands and notices given by a party under this Annex will be given as specified in Section 12 of this Agreement.

(d) *Specifications of Certain Matters.* Anything referred to in this Annex as being specified in Paragraph 11 also may be specified in one or more Confirmations or other documents and this Annex will be construed accordingly.

Paragraph 10. Definitions

As used in this Annex:

"*Base Currency*" means the currency specified as such in Paragraph 11(a)(i).

"Base Currency Equivalent" means, with respect to an amount on a Valuation Date, in the case of an amount denominated in the Base Currency, such Base Currency amount and, in the case of an amount denominated in a currency other than the Base Currency (the "Other Currency"), the amount of Base Currency required to purchase such amount of the Other Currency at the spot exchange rate determined by the Valuation Agent for value on such Valuation Date.

"Credit Support Amount" means, with respect to a Transferor on a Valuation Date, (i) the Transferee's Exposure plus (ii) all Independent Amounts applicable to the Transferor, if any, minus (iii) all Independent Amounts applicable to the Transferee, if any, minus (iv) the Transferor's Threshold; *provided, however,* that the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields a number less than zero.

"Credit Support Balance" means, with respect to a Transferor on a Valuation Date, the aggregate of all Eligible Credit Support that has been transferred to or received by the Transferee under this Annex, together with any Distributions and all proceeds of any such Eligible Credit Support or Distributions, as reduced pursuant to Paragraph 2(b), 3(c)(ii) or 6. Any Equivalent Distributions or Interest Amount (or portion of either) not transferred pursuant to Paragraph 5(c)(i) or (ii) will form part of the Credit Support Balance.

"Delivery Amount" has the meaning specified in Paragraph 2(a).

"Disputing Party" has the meaning specified in Paragraph 4.

"Distributions" means, with respect to any Eligible Credit Support comprised in the Credit Support Balance consisting of securities, all principal, interest and other payments and distributions of cash or other property to which a holder of securities of the same type, nominal value, description and amount as such Eligible Credit Support would be entitled from time to time.

"Distributions Date" means, with respect to any Eligible Credit Support comprised in the Credit Support Balance other than cash, each date on which a holder of such Eligible Credit Support is entitled to receive Distributions or, if that date is not a Local Business Day, the next following Local Business Day.

"Eligible Credit Support" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 11(b)(ii) including, in relation to any securities, if applicable, the proceeds of any redemption in whole or in part of such securities by the relevant issuer.

"Eligible Currency" means each currency specified as such in Paragraph 11(a)(ii), if such currency is freely available.

"Equivalent Credit Support" means, in relation to any Eligible Credit Support comprised in the Credit Support Balance, Eligible Credit Support of the same type, nominal value, description and amount as that Eligible Credit Support.

"Equivalent Distributions" has the meaning specified in Paragraph 5(c)(i).

"Exchange Date" has the meaning specified in Paragraph 11(d).

"*Exposure*" means, with respect to a party on a Valuation Date and subject to Paragraph 4 in the case of a dispute, the amount, if any, that would be payable to that party by the other party (expressed as a positive number) or by that party to the other party (expressed as a negative number) pursuant to Section 6(e)(ii)(1) of this Agreement if all Transactions (other than the Transaction constituted by this Annex) were being terminated as of the relevant Valuation Time, on the basis that (i) that party is not the Affected Party and (ii) the Base Currency is the Termination Currency; *provided* that Market Quotations will be determined by the Valuation Agent on behalf of that party using its estimates at mid-market of the amounts that would be paid for Replacement Transactions (as that term is defined in the definition of "Market Quotation").

"*Independent Amount*" means, with respect to a party, the Base Currency Equivalent of the amount specified as such for that party in Paragraph 11(b)(iii)(A); if no amount is specified, zero.

"*Interest Amount*" means, with respect to an Interest Period, the aggregate sum of the Base Currency Equivalents of the amounts of interest determined for each relevant currency and calculated for each day in that Interest Period on the principal amount of the portion of the Credit Support Balance comprised of cash in such currency, determined by the Valuation Agent for each such day as follows:

(x) the amount of cash in such currency on that day; multiplied by

(y) the relevant Interest Rate in effect for that day; divided by

(z) 360 (or, in the case of pounds sterling, 365).

"*Interest Period*" means the period from (and including) the last Local Business Day on which an Interest Amount was transferred (or, if no Interest Amount has yet been transferred, the Local Business Day on which Eligible Credit Support or Equivalent Credit Support in the form of cash was transferred to or received by the Transferee) to (but excluding) the Local Business Day on which the current Interest Amount is transferred.

"*Interest Rate*" means, with respect to an Eligible Currency, the rate specified in Paragraph 11(f)(i) for that currency.

"*Local Business Day*", unless otherwise specified in Paragraph 11(h), means:

(i) in relation to a transfer of cash or other property (other than securities) under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment;

(ii) in relation to a transfer of securities under this Annex, a day on which the clearance system agreed between the parties for delivery of the securities is open for the acceptance and execution of settlement instructions or, if delivery of the securities is contemplated by other means, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place(s) agreed between the parties for this purpose;

(iii) in relation to a valuation under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place of location of the Valuation Agent and in the place(s) agreed between the parties for this purpose; and

(iv) in relation to any notice or other communication under this Annex, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place specified in the address for notice most recently provided by the recipient.

"Minimum Transfer Amount" means, with respect to a party, the amount specified as such for that party in Paragraph 11(b)(iii)(C); if no amount is specified, zero.

"New Credit Support" has the meaning specified in Paragraph 3(c)(i).

"Notification Time" has the meaning specified in Paragraph 11(c)(iv).

"Recalculation Date" means the Valuation Date that gives rise to the dispute under Paragraph 4; *provided, however*, that if a subsequent Valuation Date occurs under Paragraph 2 prior to the resolution of the dispute, then the *"Recalculation Date"* means the most recent Valuation Date under Paragraph 2.

"Resolution Time" has the meaning specified in Paragraph 11(c)(i).

"Return Amount" has the meaning specified in Paragraph 2(b).

"Settlement Day" means, in relation to a date, (i) with respect to a transfer of cash or other property (other than securities), the next Local Business Day and (ii) with respect to a transfer of securities, the first Local Business Day after such date on which settlement of a trade in the relevant securities, if effected on such date, would have been settled in accordance with customary practice when settling through the clearance system agreed between the parties for delivery of such securities or, otherwise, on the market in which such securities are principally traded (or, in either case, if there is no such customary practice, on the first Local Business Day after such date on which it is reasonably practicable to deliver such securities).

"Threshold" means, with respect to a party, the Base Currency Equivalent of the amount specified as such for that party in Paragraph 11(b)(iii)(B); if no amount is specified, zero.

"Transferee" means, in relation to each Valuation Date, the party in respect of which Exposure is a positive number and, in relation to a Credit Support Balance, the party which, subject to this Annex, owes such Credit Support Balance or, as the case may be, the Value of such Credit Support Balance to the other party.

"Transferor" means, in relation to a Transferee, the other party.

"Valuation Agent" has the meaning specified in Paragraph 11(c)(i).

"Valuation Date" means each date specified in or otherwise determined pursuant to Paragraph 11(c)(ii).

"Valuation Percentage" means, for any item of Eligible Credit Support, the percentage specified in Paragraph 11(b)(ii).

"Valuation Time" has the meaning specified in Paragraph 11(c)(iii).

"Value" means, for any Valuation Date or other date for which Value is calculated, and subject to Paragraph 4 in the case of a dispute, with respect to:

(i) Eligible Credit Support comprised in a Credit Support Balance that is:

(A) an amount of cash, the Base Currency Equivalent of such amount multiplied by the applicable Valuation Percentage, if any; and

(B) a security, the Base Currency Equivalent of the bid price obtained by the Valuation Agent multiplied by the applicable Valuation Percentage, if any; and

(ii) items that are comprised in a Credit Support Balance and are not Eligible Credit Support, zero.

(h) *Exposure.*

For the purposes of "Exposure" in Paragraph 10, all Transactions under this Agreement are to be included.

(i) *Unilateral Credit Support.*

For the avoidance of doubt and for as long as this Agreement remains in existence, Party A will never be required to deliver Eligible Credit Support to Party B.

Dated 17 December 1998

Novation Agreement

BULONG NICKEL PTY LTD
BULONG OPERATIONS PTY LTD
("Substitute Party")

PRESTON NICKEL HOLDINGS PTY LTD
("Retiring Party")

BARCLAYS BANK PLC
("Continuing Party")

Mallesons Stephen Jaques
Solicitors

Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (61 2) 9296 2000
Fax (61 2) 9296 3999
DX 113 Sydney
Ref: MRJ: JM

SIGNED by CHRISTOPHER GEOFFREY CHENOWETH)
as attorney for **BARCLAYS BANK PLC**)
under power of attorney dated 4/12/98)
in the presence of:)

....)
Signature of witness)
JOSHUA ANTHONY COLE)
....)
Name of witness (block letters))
10th Floor, ... Centre
60 Marcus Clarke Street
Canberra ACT 2601)
....)
Address of witness)
Solicitor, Canberra)
....)
Occupation of witness)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Exhibit 3

Mallesons Stephen Jaques
SOLICITORS

Working Capital Facility Agreement

Dated 15 October 1999

Bulong Operations Pty Ltd ("Company")
Bulong Nickel Pty Ltd (a "Guarantor")
Barclays Bank PLC ("Financier")

Mallesons Stephen Jaques
Solicitors
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Tel (61 2) 9296 2000
Fax (61 2) 9296 3999

Working Capital Facility Agreement
Contents

Working Capital Facility Agreement Details

Interpretation – definitions are at the end of this agreement before the schedules.

Parties	**Company**, **Financier** and **Bulong Nickel Pty Ltd**, each as described below.	
Company	Name	**Bulong Operations Pty Ltd**
	ACN/ARBN	008 930 881
	Address	Level 1, 16 Ord Street, West Perth, Western Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
	Attention	Chief Executive Officer
Financier	Name	**Barclays Bank PLC, Australian Branch**
	ACN/ARBN	062 449 585
	Address	Level 24, 400 George Street, Sydney 2000
	Fax	(02) 9220 6091
	Telephone	(02) 9220 6000
	Attention	Chief Executive Officer
Guarantors	Name	**Bulong Nickel Pty Ltd**
	ACN/ARBN	000 807 036
	Address	Level 1, 16 Ord Street, West Perth, Western Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
	Name	**Marlborough Nickel Pty Ltd**
	ACN/ARBN	076 403 873
	Address	Level 1, 16 Ord Street, West Perth, Western

		Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
	Name	**Preston Resources Limited**
	ACN/ARBN	003 207 467
	Address	Level 1, 16 Ord Street, West Perth, Western Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
	Name	**Preston Nickel Holdings Pty Ltd**
	ACN/ARBN	083 334 936
	Address	Level 1, 16 Ord Street, West Perth, Western Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
Facility		
	Facility Limit	A$5,000,000
	Availability period	The period from the date of this agreement to the date demand is made under clause 4
	Interest Rate	Bank Bill Rate plus a margin of 3.0% per annum.
	Interest Periods (clause 3)	30 days
	Purpose	Working Capital
	Drawdowns	in accordance with Approved Cash Flow Forecast
Fees (also see clause 8)	Establishment fee	3.0% of the average Drawings outstanding from time to time from the date the Company is first entitled to make a drawdown under clause

	2.5 to the earlier of the date of demand under clause 4 or final repayment of the Facility.
Security	includes: • Guarantee and Indemnity given by the Guarantors other than Bulong Nickel Pty Ltd on or about the date of this agreement
Transaction Documents	include: • this agreement • any Drawdown Notice • the Security
Business Day place(s)	Perth
Governing law	Western Australia
Date of agreement	See Signing page

Working Capital Facility Agreement
General terms

1 The Facility and Facility Limits

1.1 Financier to fund

The Financier agrees to provide the financial accommodation requested by the Company under this agreement.

1.2 Maximum accommodation

The maximum total amount of financial accommodation available to the Company under this agreement is the Facility Limit.

2 Using the Facility

2.1 Drawing down

The Company need not use the Facility. However, if the Company wants to use the Facility, it may only do so by one or more drawdowns in accordance with the Approved Cash Flow Forecast.

2.2 Requesting a drawdown

If the Company wants a drawdown, it agrees to give a Drawdown Notice to the Financier by 11am on the third Business Day before the day it wants the drawdown.

2.3 Effect of a Drawdown Notice

A Drawdown Notice is effective when the Financier actually receives it in legible form. An effective Drawdown Notice is irrevocable.

2.4 Conditions to first drawdown

The Company agrees not to request the first drawdown until the Financier has received every item listed in schedule 1 ("**Conditions precedent**") in form and substance satisfactory to the Financier. Any item required to be certified must be certified by a secretary or a director of the Company, or Security Provider (as applicable) as being true and complete as at a date no earlier than the date of this agreement.

2.5 Conditions to all drawdowns

The Financier need not provide any financial accommodation unless:

(a) it is to be provided during the availability period set out in the Details; and

(b) the Financier is satisfied that after providing the accommodation the Facility Limit at the time would not be exceeded; and

(c) the Financier has received a Drawdown Notice in respect of it; and

(d) the Financier is satisfied that the representations and warranties in this agreement and in the Drawdown Notice and the statements in the Drawdown Notice are correct and not misleading at the date of the Drawdown Notice and at the date the accommodation is provided; and

(e) the Financier is satisfied that no Event of Default or Potential Event of Default would result from the accommodation being provided; and

(f) the Financier has received all other documents and other information it reasonably requests; and

(g) the Financier is satisfied that the Drawing will be expended in accordance with the Approved Cash Flow Forecast; and

(h) the Financier is satisfied that this agreement and the Security are, and at all times will remain, recognised as Obligor Documents under the Security Trust Deed; and

(i) the Financier is satisfied that under the Security Trust Deed, the Financier is, and at all times will remain:

  (i) a Bulong Beneficiary in respect of the Company's obligations under this agreement; and

  (ii) a Beneficiary Entitled to Other Secured Assets in respect of the obligations of the Guarantors (other than BNP) under the Security; and

(j) the Financier is satisfied that the terms of this agreement comply and will at all times continue to comply, with the terms of the Indenture; and

(k) Colin Ikin remains a director of the Company and each Guarantor.

2.6 Benefit of conditions

Each condition to drawdown is for the sole benefit of the Financier and may be waived by it.

3 Interest

3.1 Interest charges

The Company agrees to pay interest on each Drawing for each of its Interest Periods at the applicable Interest Rate. Interest:

(a) accrues daily from and including the first day of an Interest Period to but excluding the last day of the Interest Period; and

(b) is payable on each Interest Payment Date; and

(c) is calculated on actual days elapsed and a year of 365 days.

3.2 Notification of Interest Period

The first and each subsequent Interest Period for a Drawing is the period specified in the Details.

3.3 When Interest Periods begin and end

The first Interest Period for a Drawing begins on its Drawdown Date. Each subsequent Interest Period begins on the day when the preceding Interest Period for the Drawing ends. An Interest Period which would otherwise end on a day which is not a Business Day ends on the next Business Day (unless that day falls in the following month, in which case the Interest Period ends on the previous Business Day).

3.4 Capitalisation of interest

Subject to clause 1.2, on each Interest Payment Date that occurs prior to the earlier of:

(a) a demand being made under clause 4; and

(b) the first date upon which an Event of Default or Potential Event of Default has occurred,

accrued interest is to be capitalised and is to bear interest after that date accordingly. Any interest so capitalised will be deemed to itself be a Drawing of the same duration as the subsequent Interest Period of the Drawing in respect of which it accrued.

For the purposes of this clause 3.4, the Company authorises and directs the Financier to provide and the Financier agrees to provide a Drawing on the applicable Interest Payment Date.

Interest not capitalised under this clause 3.4 must be paid on the due date.

4 Repaying and prepaying

The Company agrees to repay the total of the Drawings on demand.

5 Payments

5.1 Manner of payment

Unless a provision of a Transaction Document expressly states otherwise, the Company agrees to make payments (including by way of reimbursement) under each Transaction Document:

(a) on the due date (or, if that is not a Business Day, on the next Business Day unless that day falls in the following month, in which case, on the previous Business Day); and

(b) not later than 10am in the place for payment; and

(c) in Australian dollars in immediately available funds; and

(d) in full without set-off or counterclaim and without any deduction in respect of Taxes unless prohibited by law; and

(e) to the Financier by payment into the account nominated by the Financier, or by payment as the Financier otherwise directs.

If the Financier directs the Company to pay a particular party or in a particular manner, the Company is taken to have satisfied its obligation to the Financier by paying in accordance with the direction.

The Company satisfies a payment obligation only when the Financier or the person to whom it has directed payment receives the amount.

5.2 Currency of payment

The Company waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due. However, if the Financier receives an amount in a currency other than that in which it is due:

(a) it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate. It may deduct its usual Costs in connection with the conversion; and

(b) the Company satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the Costs of the conversion.

6 Fees

The Company agrees to pay on the date a demand is made under clause 4 an establishment fee or fees as set out in the Details

7 Withholding tax

If a law requires the Company to deduct an amount in respect of Taxes from a payment under any Transaction Document such that the Financier, as the case may be, would not actually receive on the due date the full amount provided for under the Transaction Document, then:

(a) the Company agrees to deduct the amount for the Taxes (and any further deduction applicable to any further payment due under paragraph (c) below); and

(b) the Company agrees to pay the amount deducted to the relevant authority in accordance with applicable law and give the original receipts to the Financier; and

(c) if the amount deducted is in respect of Accountable Taxes, the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, the Financier is entitled to receive (at the time the payment is due) the amount it would have received if no deductions had been required.

8 Costs and indemnities

8.1 What the Company agrees to pay

The Company agrees to pay or reimburse:

(a) the reasonable Costs of the Financier in connection with:

(i) the negotiation, preparation, execution and registration of and payment of Taxes on any Transaction Document; and

(ii) it being satisfied that conditions to drawdown have been met; and

(iii) giving and considering consents, waivers, variations, discharges and releases and producing title documents; and

(b) the Costs of the Financier in otherwise acting in connection with the Transaction Documents, such as exercising, enforcing or preserving rights (or considering doing so), or doing anything in connection with any enquiry by an authority involving the Company or any of its Related Entities; and

(c) Taxes and fees (including registration fees) and fines and penalties in respect of fees paid, or that the Financier reasonably believes are payable, in connection with any Transaction Document or a payment or receipt or any other transaction contemplated by any Transaction Document. However, the Company need not pay a fine or penalty in connection with Taxes or fees to the extent that it has placed the Financier in sufficient cleared funds for the Financier to be able to pay the Taxes or fees by the due date.

The Company agrees to pay amounts due under this clause on demand from the Financier.

The Financier may debit any of these amounts to the Company's account before asking the Company to pay.

8.2 Indemnity

The Company indemnifies the Financier against any liability or loss arising from, and any Costs incurred in connection with:

(a) financial accommodation requested under a Transaction Document not being provided in accordance with the request for any reason except default of the Financier; or

(b) financial accommodation under a Transaction Document being repaid, discharged or made payable other than at its maturity or on an Interest Payment Date applicable to it; or

(c) the Financier acting in connection with a Transaction Document in good faith on fax or telephone instructions purporting to originate from the offices of the Company or to be given by an Authorised Officer of the Company; or

(d) an Event of Default; or

(e) the Financier exercising or attempting to exercise a right or remedy in connection with a Transaction Document after an Event of Default; or

(f) any Transaction Document; or

(g) any indemnity the Financier gives a Controller or administrator of the Company.

The Company agrees to pay amounts due under this indemnity on demand from the Financier.

8.3 Items included in loss, liability and Costs

The Company agrees that:

(a) the Costs referred to in clause 8.1 ("What the Company agrees to pay"), and the liability, loss or Costs referred to in clause 8.2 ("Indemnity") include legal Costs in accordance with any written agreement as to legal costs (whether or not the Company is a party to the agreement) or, if no agreement, on whichever is the higher of a full indemnity basis or solicitor and own client basis; and

(b) the Costs referred to in clause 8.1(a) and (b) ("What the Company agrees to pay") include those paid, or that the Financier reasonably believes are payable, to persons engaged by the Financier in connection with the Transaction Documents (such as consultants); and

(c) loss or liability and any Costs in any indemnity under the Transaction Documents may include an amount called "break costs". These may be calculated by any method the Financier reasonably chooses including by reference to any loss it incurs because the Financier terminates arrangements it has made with others to fund (or to maintain its funding of) financial accommodation under the Transaction Documents.

8.4 Payment of third party losses

The Company agrees to pay an amount equal to any liability or loss and any Costs of the kind referred to in clause 8.2 ("Indemnity") suffered or incurred by:

(a) any Attorney; or

(b) any employee, officer, agent or contractor of the Financier.

8.5 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with a Transaction Document is expressed in a currency other than that in which the amount is due under the Transaction Document, then the Company indemnifies the Financier against:

(a) any difference arising from converting the other currency if the rate of exchange used by the Financier under clause 5.2 ("Currency of payment") for converting currency when it receives a payment in the other currency is less favourable to the Financier than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the Costs of conversion.

The Company agrees to pay amounts due under this indemnity on demand from the Financier.

9 Interest on overdue amounts

9.1 Obligation to pay

If the Company does not pay any amount under this agreement on the due date for payment, the Company agrees to pay interest on that amount at the Default Rate. The interest accrues daily from (and including) the due date to (but excluding) the date of actual payment and is calculated on actual days elapsed and a year of 365 days.

The Company agrees to pay interest under this clause on demand from the Financier.

9.2 Compounding

Interest payable under clause 9.1("Obligation to pay") which is not paid when due for payment may be added to the overdue amount by the Financier at intervals which the Financier determines from time to time or, if no determination is made, every 30 days. Interest is payable on the increased overdue amount at the Default Rate in the manner set out in clause 9.1 ("Obligation to pay").

9.3 Interest following judgment

If a liability becomes merged in a judgment, the Company agrees to pay interest on the amount of that liability as an independent obligation. This interest:

(a) accrues daily from (and including) the date the liability becomes due for payment both before and after the judgment up to (but excluding) the date the liability is paid; and

(b) is calculated at the judgment rate or the Default Rate (whichever is higher).

The Company agrees to pay interest under this clause on demand from the Financier.

10 Representations and warranties

10.1 Project Deed

The Company and BNP make and repeat for the benefit of the Financier the representations and warranties set out in clause 3 of the Project Deed as if the same had been set out in this agreement. The representations and warranties set out in clause 3.2(j) of the Project Deed are made and repeated as if the reference in that clause to the Security Trustee is a reference to the Financier. These are taken to be made on each date referred to in clause 3.5 of the Project Deed.

10.2 Other representation and warranty

The Company represents and warrants that its indebtedness under the Facility constitutes Permitted Indebtedness under the Indenture.

11 Covenants and undertakings

11.1 Project Deed and Indenture

Each of the Company and BNP undertake to comply with its respective obligations in and under:

(a) clauses 4, 5 and 6 of the Project Deed; and

(b) the Indenture.

11.2 Other undertakings

Each of the Company and BNP undertake to:

(a) promptly give or cause to be given to the Financier such financial, technical and other information relating to the Company, any Related Entity of the Company, the Bulong Project (as defined in the Preston Deed of Security) or the Marlborough Project (as defined in the

Marlborough Deed of Security) as the Financier may request from time to time;

(b) give or procure to be given (promptly upon request) to the Financier, its Authorised Officers and advisers full and free access (subject to generally applicable site safety requirements) to:

(i) the Projects, the Project Area and the Project Assets; and

(ii) accounting records of and relating to the Company, BNP and MNP; and

(iii) books and other data of and relating to the Company, BNP, MNP and the Projects,

as any of them require; and

(c) give to the Financier within five Business Days after the end of each month a detailed report on the steps the Company has taken to obtain additional capital to fund expenditures and cost over-runs associated with delays in the ramp up of the Bulong Project (as defined in the Preston Deed of Security).

12 Publicity

12.1 Press announcements or other releases

The Company and BNP may not make any press or other announcement or release relating to this agreement and the transactions the subject of this agreement, the Financier, the Bulong Project (as defined in the Preston Deed of Security) or the Marlborough Project (as defined in the Marlborough Deed of Security) without the prior approval of the Financier (which shall not be unreasonably withheld or delayed) to the form and manner of the announcement or release, unless the announcement or release is required to be made by law or by a stock exchange.

12.2 Legal and ASX requirements

If an announcement or release is required to be made by a law or a stock exchange, then the Company and BNP will nevertheless use reasonable endeavours to obtain the prior approval of the Financier in accordance with clause 12.1, unless the announcement or release is required to be made within a time period such that there is insufficient time to obtain the prior written approval of the Financier.

13 Guarantor's Consent

BNP consents to the Company entering into this agreement and acknowledges that its obligations under the Preston Nickel Group Guarantee are continuing.

14 Applicable law

The agreement is governed by the law in force in the place specified in the Details and the Financier submits to the non-exclusive jurisdiction of the courts of that place.

15 Interpretation

15.1 Definitions

These meanings apply unless the contrary intention appears:

Accountable Taxes means any Taxes imposed by a Relevant Country other than those:

(a) imposed on, or calculated having regard to, the net income of the Financier, or

(b) which would not be required to be deducted by the Company if the Financier provided the Company with any of its name, address, registration number or similar details or any relevant tax exemption or similar details.

Amount Owing means the total of all amounts which are then due for payment, or which will or may become due for payment, in connection with any Transaction Document (including transactions in connection with them) to the Financier.

Approved Cash Flow Forecast means the weekly cash flow forecast submitted by the Company to the Financier and approved by the Financier on or before the first Drawdown Date, as amended from time to time by agreement between the Company and the Financier.

Authorised Officer means:

(a) in the case of the Financier, a director or secretary, or an officer whose title contains the word "director", "chief", "head" or "manager" or a person performing the functions of any of them, or any other person nominated by the Financier as an Authorised Officer for the purposes of the Transaction Documents; and

(b) in the case of the Company, a person appointed by the Company to act as an Authorised Officer under the Transaction Documents to which it is a party.

Bank Bill Rate means, for an Interest Period, the average bid rate for Bills having a tenor closest to the Interest Period as displayed on the "BBSY" page of the Reuters Monitor System on the first day of that Interest Period. However, if the average bid rate is not displayed by 10:30am on the first day of the Interest Period or if it is displayed but there is an obvious error in that rate, **Bank Bill Rate** means:

(a) the rate the Financier calculates as the average of the bid rates quoted to the Financier at approximately 10:30am on that day by each of five or more institutions chosen by the Financier which provide rates for display on the "BBSW" page of the Reuters Monitor System for Bills of that tenor which are accepted by that institution (after excluding the highest and the lowest, or in the case of equality, one of the highest and one of the lowest bid rates); or

(b) where the Financier is unable to calculate a rate under paragraph (a) because it is unable to obtain the necessary number of quotes, the rate set by the Financier in good faith at approximately 10:30am on that day, having regard, to the extent possible, to the rates otherwise bid for Bills of that tenor at or around that time.

The rate calculated or set by the Financier must be expressed as a percentage rate per annum and be rounded up to the nearest fourth decimal place.

The Financier may calculate a rate under paragraph (a) or (b) before 11am on the first day of the Interest Period, but if the average bid rate appears on the "BBSY" page by 11am and there is no obvious error in it, the "BBSY" page rate applies as the **Bank Bill Rate** under this agreement despite any calculation by the Financier under paragraph (a) or (b).

Business Day means a day on which banks are open for general banking business in the place or places set out in the Details under "Business Day place(s)" (not being a Saturday, Sunday or public holiday in that place).

Company means the person so described in the Details. If there are more than one, **Company** means each of them individually and every two or more of them jointly.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Default Rate means the Interest Rate plus 2% per annum. For the purpose of this definition, the Interest Rate is calculated as if the overdue amount is a Drawing with Interest Periods of 90 days (or another period chosen from time to time by the Financier) with the first Interest Period starting on and including the due date.

Details means the section of this agreement headed "Details".

Drawdown Date means the date on which a drawdown is or is to be made.

Drawdown Notice means a completed notice containing the information and representations and warranties set out in schedule 2.

Drawing means the outstanding principal amount of a drawdown made under the Facility.

Facility means the facility made available under this agreement.

Facility Limit means the amount set out as such in the Details.

Financier means the person so described in the Details.

Guarantors means the persons so described in the Details.

Inter-Beneficiary Deed means the deed dated 17 December 1998 entitled "Bulong Inter-Beneficiary Deed (Preston Nickel Security Trust)" between the Financier, the Company, the Guarantors, Barclays Bank PLC and Perpetual Trustee Company Limited.

Interest Payment Date means the last day of an Interest Period.

Interest Period means each period selected in accordance with clause 3.2 ("Notification of Interest Period").

Interest Rate means the interest rate for the Facility set out in the Details.

Preston Nickel Group Guarantee means the guarantee so entitled dated 5 November 1998 given by the Company and the Guarantors (other than Preston Resources Limited) in favour of the Security Trustee.

Project Deed means the deed so entitled dated 5 November 1998 between the Company, the Guarantors and Barclays Bank PLC as amended by the deed entitled "Project Deed Amendment Deed" dated 17 December 1998 between the same parties.

Relevant Country means any country, or political sub-division of one or more countries, or any federation or association of countries in which the Company is either incorporated or is resident or domiciled for any tax purpose or in which the Company carries on business or owns or leases property or from which, or through which, any payment under a Transaction Document is made.

Security means each security described as such in the Details and any other document or Encumbrance collateral to any of them or which secures the Company's obligations under a Transaction Document.

Security Provider means each person who gives a Security.

Security Trust Deed means the deed entitled "Security Trust Deed - Preston Nickel Security Trust" dated 3 November 1998 between the Company, the Guarantors and Barclays Bank PLC, as supplemented by the Inter-Beneficiary Deed.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Law or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, charges and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties, fines and expenses in connection with them.

Transaction Documents means the documents described as such in the Details, any document which the Company acknowledges in writing to be a Transaction Document, and any other document connected with any of them.

15.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually but an agreement, representation or warranty by the Financier binds the Financier individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Law, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(h) Australian dollars, dollars, $ or A$ is a reference to the lawful currency of Australia;

(i) a time of day is a reference to Sydney time;

(j) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(k) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(l) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

15.3 Other Definitions

Terms having a defined meaning in the Security Trust Deed, the Inter-Beneficiary Deed or the Project Deed have the same meaning when used in this agreement unless the contrary intention appears.

15.4 Number

The singular includes the plural and vice versa.

15.5 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement.

Schedule 1 - Conditions precedent (clause 2.4)

Conditions to first drawdown

- Each item must be in form and substance satisfactory to the Financier.
- The Financier may also require other documents and information (see clause 2.5(f))
- Certification is to be by a director or secretary of the Company or Security Provider (as applicable), that the item is true and complete as at a date no earlier than the date of this agreement.

	Item	Form	Required for
1	Constitution	Certified copy	Company Guarantors
2	Certificate of registration	Certified copy	Company Guarantors
3	Statutory declaration by a director or secretary of the entity confirming no change to constitution since the date it was certified	Original	Company Guarantors
4	Extract of minutes of a meeting of the entity's board of directors which evidences the resolutions: (a) authorising the signing and delivery of the Transaction Documents to which the entity is a party and the observance of obligations under those documents; and (b) appointing Authorised Officers of the entity; and (c) which acknowledge that the Transaction Documents (to which the entity is a party) will benefit that entity.	Certified copy	Company Guarantors
5	Each authorisation of the entity necessary to enter into the	Certified copy	Company

	Transaction Documents to which it is a party and to comply with obligations under those documents and enforce those documents.		Guarantors
6	Each power of attorney under which a person signs a Transaction Document for the entity showing evidence of stamping	Certified copy	Company Guarantors
7	Specimen signature of (a) each Authorised Officer of the entity; and (b) each other person who is authorised to sign a Transaction Document for the entity.	Certified copy	Company Guarantors
8	This agreement (a) fully signed; and (b) evidence of stamping;	Original	Not applicable
9	Guarantee given by Preston Resources Limited, Preston Nickel Holdings Pty Ltd and Marlborough Nickel Pty Ltd on account of the Company: (a) fully signed; and (b) evidence of stamping.	Original	Not applicable
10	Weekly Cash Flow Forecast of expenditures required in connection with the Bulong Project (as defined in the Preston Deed of Security)	Original	Company
11	Confirmation from the Security Trustee that the Financier has been registered as a Bulong Beneficiary and a Beneficiary Entitled to Other Assets under the Security Trust Deed	Original	Company
12	Letter of Undertaking by Colin Ikin to, subject to applicable laws, remain a director of the Company and the Guarantors during the currency of the Facility	Original	Colin Ikin

13	Statutory Declarations from two directors of: (a) Preston Resources Limited; and (b) the Company, that the Facility will constitute Permitted Indebtedness under the terms of the Indenture	Original	Company Preston Resources Limited
14	Legal opinion by the Company's lawyers	Original	Company Guarantors
15	Accession Deeds under the Security Trust deed: (a) Duly signed by the Company and the Security Trustee; and (b) duly stamped	Certified copy	Company

Schedule 2 - Drawdown Notice (clause 2)

To: Barclays Bank PLC
Level 24, 400 George Street
SYDNEY NSW 2000

Attention: **Chief Executive Officer**

[Date]

Drawdown Notice - A$ Loan Agreement between Bulong Operations Pty Ltd, Bulong Nickel Pty Ltd and Barclays Bank PLC dated [ ] ("A$ Loan Agreement")

Under clause 2.2 ("Requesting a drawdown") of the A$ Loan Agreement, the Company gives notice as follows.[1]

The Company wants to borrow under the Facility.

- The requested Drawdown Date is [ ][2].
- The amount of the proposed drawdown is AS[ ][3].
- The requested first Interest Period is [ ][4].
- The proposed drawdown is to be paid to:

Account number:	[ ]
Account name:	[ ]
Bank:	[ ]
Branch:	[ ]
BSB:	[ ]

The Company represents and warrants that the representations and warranties in or taken to be made under the A$ Loan Agreement are correct and not misleading on the date of this notice and that each will be correct and not misleading on the Drawdown Date.

The "Interpretation" clause of the A$ Loan Agreement applies to this notice as if it was fully set out in this notice.

....
[Name of person] being
an Authorised Officer of
BULONG OPERATIONS PTY LTD

Instructions for completion

1 All items must be completed.

2 Must be a Business Day within the availability period.

3 Must be A$100,000 or a whole multiple of A$100,000.

4 Must be an Interest Period set out in the Details.

Working Capital Facility Agreement
Signing page

DATED: 15 October 1999

SIGNED by Adrian Griffin as attorney for **BULONG OPERATIONS PTY LTD** under power of attorney dated [illegible] in the presence of:

....
Signature of witness

Dale Rayner..
Name of witness (block letters)

Mallesons Stephen Jaques..
Address of witness

Solicitor..
Occupation of witness

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by Adrian Griffin as attorney for **BULONG NICKEL PTY LTD** under power of attorney dated [illegible] in the presence of:

....
Signature of witness

Dale Rayner..
Name of witness (block letters)

Mallesons Stephen Jacques..
Address of witness

Solicitor..
Occupation of witness

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by A. E. YORK as attorney)
for **BARCLAYS BANK PLC** under)
power of attorney dated 18.7.98 in the)
presence of:)

[signature])

Signature of witness)

JACQUELINE KOOPMAN)

Name of witness (block letters))

L24, 400 GEORGE ST, SYDNEY)

Address of witness)

OFFICE MANAGER)

Occupation of witness)

Alex York

By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Exhibit 4

Mallesons Stephen Jaques
SOLICITORS

Facility Agreement

Dated 12 May 2000

Bulong Operations Pty Ltd ("Company")
Bulong Nickel Pty Ltd (a "Guarantor")
Barclays Bank PLC ("Financier")

Mallesons Stephen Jaques
Solicitors
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Tel (61 2) 9296 2000
Fax (61 2) 9296 3999

Facility Agreement
Contents

Facility Agreement
Details

Interpretation – definitions are at the end of this agreement before the schedules.

Parties	**Company**, **Financier** and **Bulong Nickel Pty Ltd**, each as described below.	
Company	Name	**Bulong Operations Pty Ltd**
	ACN/ARBN	008 930 881
	Address	Level 1, 16 Ord Street, West Perth, Western Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
	Attention	Chief Executive Officer
Financier	Name	**Barclays Bank PLC, Australian Branch**
	ACN/ARBN	062 449 585
	Address	Level 24, 400 George Street, Sydney 2000
	Fax	(02) 9220 6091
	Telephone	(02) 9220 6000
	Attention	Chief Executive Officer
Guarantor	Name	**Bulong Nickel Pty Ltd**
	ACN/ARBN	000 807 036
	Address	Level 1, 16 Ord Street, West Perth, Western Australia
	Fax	(08) 9322 4690
	Telephone	(08) 9322 4166
Facility		
	Facility Limit	A$10,000,000 or such other amount notified to the Company by the Financier under clause 1.2.
	Availability period	The period from the date of this agreement to the date demand is made under clause 4

	Interest Rate	Bank Bill Rate plus a margin of 3.0% per annum.
	Interest Periods (clause 3)	30 days
	Purpose	General corporate purposes approved by the Financier.
Security		includes: • Preston Nickel Group Guarantee in so far as it is given by Bulong Nickel Pty Ltd.
Transaction Documents		include: • this agreement • any Drawdown Notice • any Bank Guarantee • the Security
Business Day place(s)		Perth
Governing law		Western Australia
Date of agreement		See Signing page

Facility Agreement
General terms

1 The Facility and Facility Limits

1.1 Financier to fund

The Financier agrees to provide the financial accommodation requested by the Company under this agreement.

1.2 Maximum accommodation

The maximum total amount of financial accommodation available to the Company under this agreement is the Facility Limit or:

(a) any lower amount notified to the Company by the Financier on or before the first Drawdown Date; or

(b) subject to clause 1.3, any higher amount notified to the Company by the Financier after the first Drawdown Date.

2 Using the Facility

2.1 Drawing down

The Company need not use the Facility. However, if the Company wants to use the Facility, it may only do so by one or more Advance Drawings or Bank Guarantee Drawings approved by the Financier.

2.2 Requesting a drawdown

If the Company wants a drawdown, it agrees to give a Drawdown Notice to the Financier by 11am on the third Business Day before the day it wants the drawdown.

2.3 Effect of a Drawdown Notice

A Drawdown Notice is effective when the Financier actually receives it in legible form. An effective Drawdown Notice is irrevocable.

2.4 Conditions to first drawdown

The Company agrees not to request the first drawdown until the Financier has received every item listed in schedule 1 ("**Conditions precedent**") in form and substance satisfactory to the Financier. Any item required to be certified must be certified by a secretary or a director of the Company, or Security Provider (as applicable) as being true and complete as at a date no earlier than the date of this agreement.

2.5 Conditions to all drawdowns

The Financier need not provide any financial accommodation unless:

(a) it is to be provided during the availability period set out in the Details; and

(b) the Financier is satisfied that after providing the accommodation the Facility Limit at the time would not be exceeded; and

(c) the Financier has received a Drawdown Notice in respect of it; and

(d) the Financier is satisfied that the representations and warranties in this agreement and in the Drawdown Notice and the statements in the Drawdown Notice are correct and not misleading at the date of the Drawdown Notice and at the date the accommodation is provided; and

(e) the Financier is satisfied that no Event of Default or Potential Event of Default would result from the accommodation being provided; and

(f) the Financier has received all other documents and other information it reasonably requests; and

(g) the Financier is satisfied that the financial accommodation will be used for the purpose set out in the Details and the Financier has countersigned the Drawdown Notice evidencing that it is so satisfied.; and

(h) the Financier is satisfied that this agreement and the Security are, and at all times will remain, recognised as Obligor Documents under the Security Trust Deed; and

(i) the Financier is satisfied that under the Security Trust Deed, the Financier is, and at all times will remain a Bulong Beneficiary in respect of the Company's obligations under this agreement; and

(j) the Financier is satisfied that the terms of this agreement comply and will at all times continue to comply, with the terms of the Indenture; and

(k) Colin Ikin remains a director of the Company and the Guarantor; and

(l) the Financier has received all required internal consents and approvals and is otherwise satisfied with the credit position of the Company and the Guarantor.

2.6 Benefit of conditions

Each condition to drawdown is for the sole benefit of the Financier and may be waived by it.

3 Bank Guarantees

3.1 Drawings

Subject to this agreement, the Financier agrees to issue a Bank Guarantee in accordance with a Drawdown Notice by delivering it as the Company directs in the Drawdown Notice.

3.2 Form of Bank Guarantee

Each Bank Guarantee requested by the Company to be issued by the Financier will be in a form acceptable to the Financier and unless the Financier otherwise agrees in any particular case must:-

(a) state the maximum liability of the Financier thereunder which in any case will reduce by the amount of any reduction in a liability of the Company in respect of which the Bank Guarantee has been given;

(b) include an expiry date following which no claim, demand or drawing may be made on the Financier thereunder; and

(c) contain a clause acceptable to the Financier giving the Financier, in its absolute discretion, the right to terminate the Bank Guarantee at any time by payment to the beneficiary of the Bank Guarantee of an amount not exceeding the amount of the moneys secured by the Bank Guarantee.

3.3 Authority to make payments

Subject to clauses 3.4 and 3.5, the Company irrevocably authorises the Financier to immediately pay any amount for which a demand or request is made at any time under the Bank Guarantee without reference to or further authority from the Company. The Financier need not investigate or enquire whether a claim or demand on the Financier has been properly made and may meet any claim or demand on the Financier despite the Company disputing the validity of the claim or demand.

3.4 Payments under Bank Guarantee

Any amount demanded from or paid by the Financier under a Bank Guarantee is deemed to be an Advance Drawing with:

(a) a Drawdown Date being the date the payment is made by the Financier; and

(b) the Interest Period specified in the Details.

3.5 Indemnity

As a separate obligation, the Company indemnifies the Financier against all actions, proceedings, claims and demands brought or made against the Financier and against all losses, costs, charges, damages and expenses which the Financier incurs or sustains or for which the Financier becomes liable, directly or indirectly, because of the issue of the Bank Guarantee.

3.6 Preservation of company's liability

The liabilities of the Company and the rights of the Financier under this agreement are not affected by anything which might otherwise have that effect at law or in equity including, without limitation, one or more of the following (whether occurring with or without the consent of a person):

(a) any inaccuracy, insufficiency or forgery of or in any certificate or other instrument which purports to be made, issued or delivered under this agreement or under a Bank Guarantee;

(b) the Financier or another person granting time or other indulgence (with or without the imposition of an additional burden) to, compounding or compromising with or wholly or partially releasing the Company or another person in any way;

(c) laches, acquiescence, delay, acts, omissions or mistakes on the part of the Financier or another person;

(d) any variation or novation of a right of the Financier or another person, or alteration of a document, in respect of the Company or another person including, without limitation, an increase in the Maximum Liability of or other variation in connection with a Bank Guarantee;

(e) the invalidity or unenforceability of an obligation or liability of a person other than the Company; or

(f) invalidity or irregularity in the execution of this agreement by the Company or any deficiency in the powers of the Company to enter into or observe its obligations under this agreement.

3.7 Cancellation

The Company may agree with the beneficiary of a Bank Guarantee that the Bank Guarantee will expire prior to the end of the Commitment Period (as defined in the Bank Guarantee). A Bank Guarantee will be deemed not to have expired unless the Company has procured the beneficiary of the Bank Guarantee to deliver a release of the Bank Guarantee to the Financier, in form and substance acceptable to the Financier. A Bank Guarantee will for the purposes of this agreement be deemed to be outstanding until the earlier of the expiry of the Bank Guarantee in accordance with its terms and the date of receipt by the Financier of the release executed by the beneficiary of the Bank Guarantee.

3.8 Bank Guarantee Fee

The Company agrees to pay to the Financier a non-refundable issuance fee quarterly in arrears on each Fee Payment Date equal to 3.0% per annum of the Maximum Liability for each Bank Guarantee on issue at any time since the last Fee Payment Date. The amount payable on each Fee Payment Date must be calculated on a daily basis on the basis of a year of 365 days and the actual number of days the Bank Guarantee remained outstanding since the previous:

(a) Fee Payment Date on which the Bank Guarantee was on issue; or

(b) the date of issue of the Bank Guarantee,

whichever is later.

4 Interest

4.1 Interest charges

The Company agrees to pay interest on each Advance Drawing for each of its Interest Periods at the applicable Interest Rate. Interest:

(a) accrues daily from and including the first day of an Interest Period to but excluding the last day of the Interest Period; and

(b) is payable on each Interest Payment Date; and

(c) is calculated on actual days elapsed and a year of 365 days.

4.2 Notification of Interest Period

The first and each subsequent Interest Period for an Advance Drawing is the period specified in the Details.

4.3 When Interest Periods begin and end

The first Interest Period for an Advance Drawing begins on its Drawdown Date. Each subsequent Interest Period begins on the day when the preceding Interest Period for the Advance Drawing ends. An Interest Period which would otherwise end on a day which is not a Business Day ends on the next Business Day (unless that day falls in the following month, in which case the Interest Period ends on the previous Business Day).

4.4 Capitalisation of interest

Subject to clause 1.2, on each Interest Payment Date that occurs prior to the earlier of:

(a) a demand being made under clause 5; and

(b) the first date upon which an Event of Default or Potential Event of Default has occurred,

accrued interest is to be capitalised and is to bear interest after that date accordingly. Any interest so capitalised will be deemed to itself be an Advance Drawing of the same duration as the subsequent Interest Period of the Advance Drawing in respect of which it accrued.

For the purposes of this clause 4.4, the Company authorises and directs the Financier to provide and the Financier agrees to provide an Advance Drawing on the applicable Interest Payment Date.

Interest not capitalised under this clause 4.4 must be paid on the due date.

5 Repaying and prepaying

5.1 Advance Drawings

The Company agrees to repay the total of the Advance Drawings on demand.

5.2 Bank Guarantee Drawings

(a) The Company agrees to pay on demand to the Financier an amount equal to the Maximum Liability on the date of the demand.

(b) If, on the day when the Company makes a payment required under clause 5.2(a), there are any unexpired Bank Guarantees issued by the Financier and there is a surplus from the amount received by the Financier under clause 5.2(a), which surplus is not required to meet payments then due by the Financier in respect of demands which have been made under Bank Guarantees, then the payment operates immediately to satisfy the obligations of Company under those unexpired Bank Guarantees to the extent of that surplus. The Financier agrees to deposit the surplus in an interest bearing deposit account on terms which the Financier thinks fit. The deposit may be made with any person decided on by the Financier (including, without limitation, itself).

(c) When a demand is made on the Financier under a Bank Guarantee, the Financier agrees to apply the surplus referred to in clause 5.2(b) towards paying the maker of that demand.

(d) The Financier agrees to pay to the Company on the satisfaction of all obligations (contingent or otherwise) of the Financier under all Bank Guarantees the amount which the Financier certifies to be that part of the surplus and interest earnings (net of the Financier's income tax liability in connection with those earnings) on the surplus remaining after satisfaction of all those obligations and any other obligations of Company under any Transaction Document.

6 Payments

6.1 Manner of payment

Unless a provision of a Transaction Document expressly states otherwise, the Company agrees to make payments (including by way of reimbursement) under each Transaction Document:

(a) on the due date (or, if that is not a Business Day, on the next Business Day unless that day falls in the following month, in which case, on the previous Business Day); and

(b) not later than 10am in the place for payment; and

(c) in Australian dollars in immediately available funds; and

(d) in full without set-off or counterclaim and without any deduction in respect of Taxes unless prohibited by law; and

(e) to the Financier by payment into the account nominated by the Financier, or by payment as the Financier otherwise directs.

If the Financier directs the Company to pay a particular party or in a particular manner, the Company is taken to have satisfied its obligation to the Financier by paying in accordance with the direction.

The Company satisfies a payment obligation only when the Financier or the person to whom it has directed payment receives the amount.

6.2 Currency of payment

The Company waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due. However, if the Financier receives an amount in a currency other than that in which it is due:

(a) it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate. It may deduct its usual Costs in connection with the conversion; and

(b) the Company satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the Costs of the conversion.

7 Withholding tax

If a law requires the Company to deduct an amount in respect of Taxes from a payment under any Transaction Document such that the Financier, as the case may be, would not actually receive on the due date the full amount provided for under the Transaction Document, then:

(a) the Company agrees to deduct the amount for the Taxes (and any further deduction applicable to any further payment due under paragraph (c) below); and

(b) the Company agrees to pay the amount deducted to the relevant authority in accordance with applicable law and give the original receipts to the Financier; and

(c) if the amount deducted is in respect of Accountable Taxes, the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, the Financier is entitled to receive (at the time the payment is due) the amount it would have received if no deductions had been required.

8 Costs and indemnities

8.1 What the Company agrees to pay

The Company agrees to pay or reimburse:

(a) the reasonable Costs of the Financier in connection with:

(i) the negotiation, preparation, execution and registration of and payment of Taxes on any Transaction Document; and

(ii) it being satisfied that conditions to drawdown have been met; and

(iii) giving and considering consents, waivers, variations, discharges and releases and producing title documents; and

(b) the Costs of the Financier in otherwise acting in connection with the Transaction Documents, such as exercising, enforcing or preserving rights (or considering doing so), or doing anything in connection with any enquiry by an authority involving the Company or any of its Related Entities; and

(c) Taxes and fees (including registration fees) and fines and penalties in respect of fees paid, or that the Financier reasonably believes are payable, in connection with any Transaction Document or a payment or receipt or any other transaction contemplated by any Transaction Document. However, the Company need not pay a fine or penalty in connection with Taxes or fees to the extent that it has placed the Financier in sufficient cleared funds for the Financier to be able to pay the Taxes or fees by the due date.

The Company agrees to pay amounts due under this clause on demand from the Financier.

The Financier may debit any of these amounts to the Company's account before asking the Company to pay.

8.2 Indemnity

The Company indemnifies the Financier against any liability or loss arising from, and any Costs incurred in connection with:

(a) financial accommodation requested under a Transaction Document not being provided in accordance with the request for any reason except default of the Financier; or

(b) financial accommodation under a Transaction Document being repaid, discharged or made payable other than at its maturity or on an Interest Payment Date applicable to it; or

(c) the Financier acting in connection with a Transaction Document in good faith on fax or telephone instructions purporting to originate from the offices of the Company or to be given by an Authorised Officer of the Company; or

(d) an Event of Default or Potential event of Default; or

(e) the Financier exercising or attempting to exercise a right or remedy in connection with a Transaction Document after an Event of Default; or

(f) any Transaction Document; or

(g) any indemnity the Financier gives a Controller or administrator of the Company.

The Company agrees to pay amounts due under this indemnity on demand from the Financier.

8.3 Items included in loss, liability and Costs

The Company agrees that:

(a) the Costs referred to in clause 8.1 ("What the Company agrees to pay"), and the liability, loss or Costs referred to in clause 8.2 ("Indemnity") include legal Costs in accordance with any written agreement as to legal costs (whether or not the Company is a party to the agreement) or, if no agreement, on whichever is the higher of a full indemnity basis or solicitor and own client basis; and

(b) the Costs referred to in clause 8.1(a) and (b) ("What the Company agrees to pay") include those paid, or that the Financier reasonably believes are payable, to persons engaged by the Financier in connection with the Transaction Documents (such as consultants); and

(c) loss or liability and any Costs in any indemnity under the Transaction Documents may include an amount called "break costs". These may be calculated by any method the Financier reasonably chooses including by reference to any loss it incurs because the Financier terminates arrangements it has made with others to fund (or to maintain its funding of) financial accommodation under the Transaction Documents.

8.4 Payment of third party losses

The Company agrees to pay an amount equal to any liability or loss and any Costs of the kind referred to in clause 8.2 ("Indemnity") suffered or incurred by:

(a) any Attorney; or

(b) any employee, officer, agent or contractor of the Financier.

8.5 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with a Transaction Document is expressed in a currency other than that in which the amount is due under the Transaction Document, then the Company indemnifies the Financier against:

(a) any difference arising from converting the other currency if the rate of exchange used by the Financier under clause 6.2 ("Currency of payment") for converting currency when it receives a payment in the other currency is less favourable to the Financier than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the Costs of conversion.

The Company agrees to pay amounts due under this indemnity on demand from the Financier.

9 Interest on overdue amounts

9.1 Obligation to pay

If the Company does not pay any amount under this agreement on the due date for payment, the Company agrees to pay interest on that amount at the Default Rate. The interest accrues daily from (and including) the due date to (but excluding) the date of actual payment and is calculated on actual days elapsed and a year of 365 days.

The Company agrees to pay interest under this clause on demand from the Financier.

9.2 Compounding

Interest payable under clause 9.1("Obligation to pay") which is not paid when due for payment may be added to the overdue amount by the Financier at intervals which the Financier determines from time to time or, if no determination is made, every 30 days. Interest is payable on the increased overdue amount at the Default Rate in the manner set out in clause 9.1 ("Obligation to pay").

9.3 Interest following judgment

If a liability becomes merged in a judgment, the Company agrees to pay interest on the amount of that liability as an independent obligation. This interest:

(a) accrues daily from (and including) the date the liability becomes due for payment both before and after the judgment up to (but excluding) the date the liability is paid; and

(b) is calculated at the judgment rate or the Default Rate (whichever is higher).

The Company agrees to pay interest under this clause on demand from the Financier.

10 Representations and warranties

10.1 Project Deed

Except to the extent that any matter or event disclosed to the Security Trustee in the Designation Notice under which this Facility Agreement is recognised as an Obligor Document under the Inter-Beneficiary Deed is inconsistent with a representation or warranty in the Project Deed, the Company and BNP each make and repeat for the benefit of the Financier the representations and warranties given by it set out in clause 3 of the Project Deed as if the same had been set out in this agreement. The representations and warranties given by the Company and BNP set out in clause 3.2(j) of the Project Deed are made and repeated as if the reference in that clause to the Security Trustee is a reference to the Financier. These are taken to be made on each date referred to in clause 3.5 of the Project Deed.

10.2 Other representation and warranty

The Company represents and warrants that its indebtedness under the Facility constitutes Permitted Indebtedness under the Indenture.

11 Covenants and undertakings

11.1 Project Deed and Indenture

Each of the Company and BNP undertake to comply with its respective obligations in and under:

(a) clauses 4, 5 and 6 of the Project Deed; and

(b) the Indenture.

11.2 Other undertakings

Each of the Company and BNP undertake to:

(a) promptly give or cause to be given to the Financier such financial, technical and other information relating to the Company, any Related Entity of the Company, the Bulong Project (as defined in the Preston Deed of Security) or the Marlborough Project (as defined in the Marlborough Deed of Security) as the Financier may request from time to time;

(b) give or procure to be given (promptly upon request) to the Financier, its Authorised Officers and advisers full and free access (subject to generally applicable site safety requirements) to:

(i) the Projects, the Project Area and the Project Assets; and

(ii) accounting records of and relating to the Company, and BNP; and

(iii) books and other data of and relating to the Company, BNP, and the Projects,

as any of them require; and

(c) give to the Financier within five Business Days after the end of each month a detailed report on the steps the Company has taken to obtain additional capital to fund expenditures and cost over-runs associated with delays in the ramp up of the Bulong Project (as defined in the Preston Deed of Security).

12 Publicity

12.1 Press announcements or other releases

The Company and BNP may not make any press or other announcement or release relating to this agreement and the transactions the subject of this agreement, the Financier, the Bulong Project (as defined in the Preston Deed of Security) or the Marlborough Project (as defined in the Marlborough Deed of Security) without the prior approval of the Financier (which shall not be unreasonably withheld or delayed) to the form and manner of the announcement or release, unless the announcement or release is required to be made by law or by a stock exchange.

12.2 Legal and ASX requirements

If an announcement or release is required to be made by a law or a stock exchange, then the Company and BNP will nevertheless use reasonable endeavours to obtain the prior approval of the Financier in accordance with clause 12.1, unless the announcement or release is required to be made within a time period such that there is insufficient time to obtain the prior written approval of the Financier.

13 Guarantor's Consent

BNP consents to the Company entering into this agreement and acknowledges that its obligations under the Preston Nickel Group Guarantee are continuing.

14 Applicable law

The agreement is governed by the law in force in the place specified in the Details and the Financier submits to the non-exclusive jurisdiction of the courts of that place.

15 Interpretation

15.1 Definitions

These meanings apply unless the contrary intention appears:

Accountable Taxes means any Taxes imposed by a Relevant Country other than those:

(a) imposed on, or calculated having regard to, the net income of the Financier, or

(b) which would not be required to be deducted by the Company if the Financier provided the Company with any of its name, address, registration number or similar details or any relevant tax exemption or similar details.

Advance Drawing means a provision of credit to the Company by means of cash advance in Australian Dollars or if the context so requires the outstanding principal amount of such a drawing.

Amount Owing means the total of all amounts which are then due for payment, or which will or may become due for payment, in connection with any Transaction Document (including transactions in connection with them) to the Financier.

Authorised Officer means:

(a) in the case of the Financier, a director or secretary, or an officer whose title contains the word "director", "chief", "head" or "manager" or a person performing the functions of any of them, or any other person nominated by the Financier as an Authorised Officer for the purposes of the Transaction Documents; and

(b) in the case of the Company, a person appointed by the Company to act as an Authorised Officer under the Transaction Documents to which it is a party.

Bank Bill Rate means, for an Interest Period, the average bid rate for Bills having a tenor closest to the Interest Period as displayed on the "BBSY" page of the Reuters Monitor System on the first day of that Interest Period. However, if the average bid rate is not displayed by 10:30am on the first day of the Interest Period or if it is displayed but there is an obvious error in that rate, **Bank Bill Rate** means:

(a) the rate the Financier calculates as the average of the bid rates quoted to the Financier at approximately 10:30am on that day by each of five or more institutions chosen by the Financier which provide rates for display on the "BBSW" page of the Reuters Monitor System for Bills of that tenor which are accepted by that institution (after excluding the highest and the lowest, or in the case of equality, one of the highest and one of the lowest bid rates); or

(b) where the Financier is unable to calculate a rate under paragraph (a) because it is unable to obtain the necessary number of quotes, the rate set by the Financier in good faith at approximately 10:30am on that day, having regard, to the extent possible, to the rates otherwise bid for Bills of that tenor at or around that time.

The rate calculated or set by the Financier must be expressed as a percentage rate per annum and be rounded up to the nearest fourth decimal place.

The Financier may calculate a rate under paragraph (a) or (b) before 11am on the first day of the Interest Period, but if the average bid rate appears on the "BBSY" page by 11am and there is no obvious error in it, the "BBSY" page rate applies as the **Bank Bill Rate** under this agreement despite any calculation by the Financier under paragraph (a) or (b).

Bank Guarantee means any banker's undertaking issued by the Financier under this agreement.

Bank Guarantee Drawing means the issue of a Bank Guarantee requested in a Drawdown Notice or where the context so requires, the Maximum Liability in respect of that Bank Guarantee.

Business Day means a day on which banks are open for general banking business in the place or places set out in the Details under "Business Day place(s)" (not being a Saturday, Sunday or public holiday in that place).

Company means the person so described in the Details. If there are more than one, **Company** means each of them individually and every two or more of them jointly.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Default Rate means the Interest Rate plus 2% per annum. For the purpose of this definition, the Interest Rate is calculated as if the overdue amount is a Drawing with Interest Periods of 90 days (or another period chosen from time to time by the Financier) with the first Interest Period starting on and including the due date.

Details means the section of this agreement headed "Details".

Drawdown means an Advance Drawing or a Bank Guarantee Drawing or both if the context so requires.

Drawdown Date means the date on which an Advance Drawing is or is to be made or in the case of a Bank Guarantee Drawing, the date on which the Bank Guarantee is, or is to be issued under the Drawdown Notice.

Drawdown Notice means a completed notice containing the information and representations and warranties set out in schedule 2.

Drawing means the outstanding principal amount of a drawdown (including the Maximum Liability in respect of any Bank Guarantee Drawdown) made under the Facility.

Facility means the facility made available under this agreement.

Facility Limit means the amount set out as such in the Details.

Fee Payment Date means the last Business Day of March, June, September and December in each year.

Financier means the person so described in the Details.

Guarantor means the person so described in the Details.

Inter-Beneficiary Deed means the deed dated 17 December 1998 entitled "Bulong Inter-Beneficiary Deed (Preston Nickel Security Trust)" between the Financier, the Company, the Guarantor, Marlborough Nickel Pty Ltd, Preston Nickel Holdings Pty Ltd, Preston Resources Limited, Barclays Bank PLC and Perpetual Trustee Company Limited.

Interest Payment Date means the last day of an Interest Period.

Interest Period means each period selected in accordance with clause 3.2 ("Notification of Interest Period").

Interest Rate means the interest rate for the Facility set out in the Details.

Maximum Liability means, in respect of a Bank Guarantee, the amount specified as the maximum liability of the Financier under that Bank Guarantee.

Preston Nickel Group Guarantee means the guarantee so entitled dated 5 November 1998 given by the Company, the Guarantor, Marlborough Nickel Pty Ltd and Preston Nickel Holdings Pty Ltd in favour of the Security Trustee.

Project Deed means the deed so entitled dated 5 November 1998 between the Company, the Guarantor, Marlborough Nickel Pty Ltd, Preston Nickel Holdings Pty Ltd, Preston Resources Limited and Barclays Bank PLC as amended by the deed entitled "Project Deed Amendment Deed" dated 17 December 1998 between the same parties.

Relevant Country means any country, or political sub-division of one or more countries, or any federation or association of countries in which the Company is either incorporated or is resident or domiciled for any tax purpose or in which the Company carries on business or owns or leases property or from which, or through which, any payment under a Transaction Document is made.

Security means each security described as such in the Details and any other document or Encumbrance collateral to any of them or which secures the Company's obligations under a Transaction Document.

Security Provider means each person who gives a Security.

Security Trust Deed means the deed entitled "Security Trust Deed - Preston Nickel Security Trust" dated 3 November 1998 between the Company, the Guarantor, Marlborough Nickel Pty Ltd, Preston Nickel Holdings Pty Ltd, Preston Resources Limited and Barclays Bank PLC, as supplemented by the Inter-Beneficiary Deed.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Law or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, charges and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties, fines and expenses in connection with them.

Transaction Documents means the documents described as such in the Details, any document which the Company acknowledges in writing to be a Transaction Document, and any other document connected with any of them.

15.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually but an agreement, representation or warranty by the Financier binds the Financier individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Law, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(h) Australian dollars, dollars, $ or A$ is a reference to the lawful currency of Australia;

(i) a time of day is a reference to Sydney time;

(j) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(k) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(l) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

15.3 Other Definitions

Terms having a defined meaning in the Security Trust Deed, the Inter-Beneficiary Deed or the Project Deed have the same meaning when used in this agreement unless the contrary intention appears.

15.4 Number

The singular includes the plural and vice versa.

15.5 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement.

Facility Agreement
Schedules

Schedule 1 - Conditions precedent (clause 2.4)

Conditions to first drawdown

- Each item must be in form and substance satisfactory to the Financier.
- The Financier may also require other documents and information (see clause 2.5(f))
- Certification is to be by a director or secretary of the Company or Security Provider (as applicable), that the item is true and complete as at a date no earlier than the date of this agreement.

	Item	Form	Required for
1	Constitution	Certified copy	Company Guarantor
2	Certificate of registration	Certified copy	Company Guarantor
3	Statutory declaration by a director or secretary of the entity confirming no change to constitution since the date it was certified	Original	Company Guarantor
4	Extract of minutes of a meeting of the entity's board of directors which evidences the resolutions: (a) authorising the signing and delivery of the Transaction Documents to which the entity is a party and the observance of obligations under those documents; and (b) appointing Authorised Officers of the entity; and (c) which acknowledge that the Transaction Documents (to which the entity is a party) will benefit that entity.	Certified copy	Company Guarantor
5	Each authorisation of the entity necessary to enter into the Transaction Documents to which	Certified copy	Company

	it is a party and to comply with obligations under those documents and enforce those documents.		Guarantor
6	Each power of attorney under which a person signs a Transaction Document for the entity showing evidence of stamping	Certified copy	Company Guarantor
7	Specimen signature of (a) each Authorised Officer of the entity; and (b) each other person who is authorised to sign a Transaction Document for the entity.	Certified copy	Company Guarantor
8	This agreement (a) fully signed; and (b) evidence of stamping;	Original	Not applicable
9	Confirmation from the Security Trustee that the Financier has been registered as a Bulong Beneficiary under the Security Trust Deed in respect of this agreement.	Original	Company
10	Statutory Declarations from two directors of: (a) Preston Resources Limited; and (b) the Company, that the Facility will constitute Permitted Indebtedness under the terms of the Indenture	Original	Company Preston Resources Limited
11	Legal opinion by the Company's lawyers	Original	Company Guarantor
12	Accession Deeds under the Security Trust deed: (a) Duly signed by the Company and the Security Trustee; and (b) duly stamped	Certified copy	Company

Schedule 2 - Drawdown Notice (clause 2)

To: Barclays Bank PLC
Level 24, 400 George Street
SYDNEY NSW 2000

Attention: **Chief Executive Officer**

[Date]

Drawdown Notice - Facility Agreement between Bulong Operations Pty Ltd, Bulong Nickel Pty Ltd and Barclays Bank PLC dated [ ] (" Facility Agreement")

Under clause 2.2 ("Requesting a drawdown") of the Facility Agreement, the Company gives notice as follows:[1]

The Company wants to [borrow/make a Bank Guarantee Drawing] under the Facility.

- The requested [Drawdown Date/Bank Guarantee Drawdown Date]

is [ ][2].

- The [amount/proposed Maximum Liability] of the proposed [drawdown/Bank Guarantee] is A$[ ][3].
- The requested first Interest Period is [ ][4].
- [The proposed drawdown is to be paid to:

  Account number: [ ]
  Account name: [ ]
  Bank: [ ]
  Branch: [ ]
  BSB: [ ]

  OR

  The proposed beneficiary of the Bank Guarantee and the place to which the Bank Guarantee is to be delivered is [ ].]
- the purpose for which the [drawing/Bank Guarantee] is required is: [ ].

The Company represents and warrants that the representations and warranties in or taken to be made under the Facility Agreement are correct and not misleading on the date of this notice and that each will be correct and not misleading on the Drawdown Date.

The "Interpretation" clause of the Facility Agreement applies to this notice as if it was fully set out in this notice.

Signed:

....

[Name of person] being
an Authorised Officer of
BULONG OPERATIONS PTY LTD

Countersigned by:

....

[Name of Person] being an
Authorised Officer of **Barclays Bank PLC**

Instructions for completion

1 All items must be completed.

2 Must be a Business Day within the availability period.

3 Must be A$100,000 or a whole multiple of A$100,000.

4 Must be an Interest Period set out in the Details.

Facility Agreement
Signing page

DATED: 12 May 2000

SIGNED by Peter Farthing as attorney for **BULONG OPERATIONS PTY LTD** under power of attorney dated in the presence of:

....
Signature of witness

Dale Rayner
Name of witness (block letters)

MSJ, 1 Farrer Place, Sydney
Address of witness

Solicitor
Occupation of witness

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by Peter Farthing as attorney for **BULONG NICKEL PTY LTD** under power of attorney dated in the presence of:

....
Signature of witness

Dale Rayner
Name of witness (block letters)

MSJ, 1 Farrer Place Sydney
Address of witness

Solicitor
Occupation of witness

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by Nicholas Johnson as attorney for **BARCLAYS BANK PLC** under power of attorney dated 20/11/98 in the presence of: .... Signature of witness RICHARD PALMER .... Name of witness (block letters) L.29, 400 GEORGE ST .... Address of witness BANKER .... Occupation of witness	)))))))))))))))))) .... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney